TRADUCCION PUBLICA

Grupo Financiero Galicia S.A.

"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"

Financial Statements
For the period of nine months ended September 30, 2004 presented in comparative format

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"

                               Table of Contents
                    Financial Statements and Limited Review report

For the period of nine months ended September 30, 2004, presented in comparative format

                       Report of the Supervisory Syndics Committee
            For the period of nine months ended September 30, 2004.
                             System established by
 Technical Regulations (N.T.2001) of the National Securities Commission

Heading                                                                        3

Consolidated Statement of Financial Condition                                  4

Consolidated Memorandum Accounts                                               7

Consolidated Income Statement                                                  8

Consolidated Statement of Cash Flows                                          10

Notes to Consolidated Financial Statements                                    11

Statement of Financial Condition                                              61

Income Statement                                                              62

Statement of Changes in Shareholders' Equity                                  63

Statement of Cash Flows                                                       64

Notes to Financial Statements                                                 65

Schedules                                                                     98

Information  required in addition to the Notes to Financial Statements by
Section 68 of the Buenos Aires Stock Exchange regulations                    105

Supplementary  and  Explanatory  Statement by the Board of Directors
required by Section 2 of the  Accounting Documentation Rules of the
Cordoba Stock Exchange Regulations                                           108

Informative Review                                                           111

Report of the Supervisory Syndics Committee

Limited Review Report

Name:-----------------------------------     Grupo Financiero Galicia S.A.-----
                                             "Corporation which has not adhered
                                             to the Optional System for the
                                             Mandatory Acquisition of Shares in
                                             a Public Offering"----------------
Legal domicile:-------------------------     Tte. Gral. Juan D. Peron  N(0)
                                             456 - Piso 2(0) Autonomous City of
                                             Buenos Aires-----------------------
Principal line of business:-------------     Financial and Investment activities

6th fiscal year-----------------------------------------------------------------
For the period of nine months ended September 30, 2004,------------------------- Presented in comparative format-------------------------------------------------
--------------------------------------------------------------------------------
---------------------------------------  ---------------------------------------
DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE----------------------

By-laws:--------------------------------     September 30, 1999-----------------

Date of more recent amendment to By-laws:    August 22, 2003--------------------

Registration number with the Corporation
Control Authority:-----------------------    8,569-------
Sequential Number - Corporation Control--
Authority:-------------------------------    1,671,058--------------------------

Date of expiry of the Company's by-laws:---  June 30, 2100----------------------

Name of Controlling Company:---------------  EBA HOLDING S.A. ------------------

Principal line of business:----------------  Financial and Investment activities

Interest held by the Controlling Company in the Shareholders' equity as of September 30, 2004:-------------------------------------- 22.65%-----------------------------

Percentage of votes to which the Controlling
Company is entitled as of September 30,
2004:--------------------------------------  63.42%-----------------------------


  CAPITAL STATUS as of September 30, 2004 (Note 8 to the Financial Statements)
                             (In thousands of pesos)

                                     Shares

          Number                     Type             Voting rights per        Subscribed              Paid in
                                                           share
                          Ordinary  class "A", face
       281,221,650        value of 0.001                     5                 281,222                281,222
                          Ordinary  class "B", face
       811,185,367        value of 0.001                     1                 811,185                 811,185
                          Preferred  shares,   face
       149,000,000        value of 0.001                     -                 149,000                 149,000
     1,241,407,017                                                           1,241,407               1,241,407

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"

                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition as of September 30, 2004 and December 31, 2003
                        (figures stated in thousands of pesos)

                                                                                       9.30.04              12.31.03
                                                                                  ----------------------------------------
ASSETS
A.   CASH AND DUE FROM BANKS                                                             1,107,729                826,150
                                                                                  ----------------------------------------
      -Cash                                                                                 413,475                400,699
      -Banks and correspondents                                                             694,217                424,603
      -Others                                                                                    37                    848
                                                                                  ----------------------------------------
 B.   GOVERNMENT AND CORPORATE SECURITIES                                                 1,747,512              2,865,191
                                                                                  ----------------------------------------
      -Holdings of investment account securities                                            599,996              1,609,982
      -Holdings of trading securities                                                        33,450                327,911
      -Unlisted government securities                                                       942,165                926,455
      -Securities issued by the BCRA                                                        155,708                      -
      - Investments in listed corporate securities                                           21,638                  2,950
      -Allowances                                                                           (5,445)                (2,107)
                                                                                  ----------------------------------------
 C.   LOANS                                                                              11,493,793             11,049,561
                                                                                  ----------------------------------------
      -To the non-financial public sector                                                 8,025,805              7,800,551
      -To the financial sector                                                              145,108                194,692
      -To the non-financial private sector and residents abroad                           4,224,487              4,231,633
        -Overdrafts                                                                         160,644                218,902
        -Notes                                                                            1,113,339              1,387,766
        -Mortgage loans                                                                     670,757                719,593
        -Pledge loans                                                                        90,619                 54,644
        -Consumer loans                                                                      86,960                 55,175
        -Credit card loans                                                                  977,985                818,837
        -Others                                                                             624,488                456,716
        -Accrued Interest and quotation differences receivable                              503,236                523,080
        -Documented interest                                                                (3,527)                (2,485)
        -Unallocated collections                                                               (14)                  (595)
      -Allowances                                                                         (901,607)            (1,177,315)
                                                                                  ----------------------------------------
 D.   OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                6,609,878              6,094,704
                                                                                  ----------------------------------------
      -Argentine Central Bank                                                                78,430                 69,846
      -Amounts receivable for spot and forward sales to be settled                            8,934                      -
      -Securities receivable under spot and forward purchases to be settled                 374,413                    138
      -Unlisted negotiable obligations                                                       80,315                103,792
      -Others not included in the debtor classification regulations                       5,915,493              5,736,462
      -Others included in the debtor classification regulations                             153,658                205,693
      -Accrued interest receivable not included in the debtor classification
      regulations                                                                            89,611                 79,158
      - Accrued interest receivable included in the debtor classification
      regulations                                                                             5,153                  1,623
      -Allowances                                                                           (96,129)              (102,008)
                                                                                  =========================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                 as of September 30, 2004 and December 31, 2003
                     (figures stated in thousands of pesos)


==============================================================================================================================
                                                                                         9.30.04              12.31.03
                                                                                   -------------------------------------------
  E.   ASSETS UNDER FINANCIAL LEASES                                                           75,776                24,612
                                                                                   -------------------------------------------
       -Assets under financial leases                                                          81,393                29,418
       -Allowances                                                                            (5,617)               (4,806)
                                                                                   -------------------------------------------
 F.    EQUITY INVESTMENTS IN OTHER COMPANIES                                                   81,318                87,067
                                                                                   -------------------------------------------
       -In financial institutions                                                               3,038                 3,009
       -Others                                                                                109,072               141,916
       -Allowances                                                                           (30,792)              (57,858)
                                                                                   -------------------------------------------
 G.    MISCELLANEOUS RECEIVABLES                                                              513,965               470,290
                                                                                   -------------------------------------------
       -Debtors for sale of assets                                                                893                   185
       -Shareholders                                                                                -                 2,182
       -Others                                                                                481,092               454,705
       -Accrued interest on debtors for sale of assets                                             35                    40
       -Other accrued interest and adjustments receivable                                      62,045                67,055
       -Allowances                                                                           (30,100)              (53,877)
                                                                                   -------------------------------------------
 H.    FIXED ASSETS                                                                           494,974               517,532
                                                                                   -------------------------------------------
 I.    MISCELLANEOUS ASSETS                                                                   155,469               158,098
                                                                                   -------------------------------------------
 J.    INTANGIBLE ASSETS                                                                      665,463               727,057
                                                                                   -------------------------------------------
       -Goodwill                                                                              120,817               139,681
       -Organization and development expenses                                                 544,646               587,376
                                                                                   -------------------------------------------
 K.    UNALLOCATED ITEMS                                                                        2,488                 2,592
                                                                                   -------------------------------------------
       TOTAL ASSETS                                                                        22,948,365            22,822,854
                                                                                   ===========================================
==============================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                 as of September 30, 2004 and December 31, 2003
                     (figures stated in thousands of pesos)

=================================================================================================================================
                                                                                             9.30.04              12.31.03
                                                                                      -------------------------------------------
  LIABILITIES
                                                                                      -------------------------------------------
 L.    DEPOSITS                                                                                 6,101,255            5,583,991
                                                                                      -------------------------------------------
       -Non-financial public sector                                                                23,234               12,412
       -Financial sector                                                                           23,063               19,460
       -Non-financial private sector and residents abroad                                       6,054,958            5,552,119
         -Current accounts                                                                      1,501,576            1,163,703
         -Savings accounts                                                                      1,179,911              818,888
         -Time deposits                                                                         2,967,449            2,838,480
         -Investment accounts                                                                         501                  184
         -Others                                                                                  309,416              533,626
         -Accrued interest and quotation differences payable                                       96,105              197,238
                                                                                      -------------------------------------------
 M.    OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                    14,056,112           15,099,421
                                                                                      -------------------------------------------
       -Argentine Central Bank                                                                  8,096,262            8,132,902
        - Liquidity assistance loans                                                            5,400,540            5,579,978
         -Others                                                                                2,695,722            2,552,924
       -Banks and international entities                                                          796,239            2,735,480
       -Unsubordinated negotiable obligations                                                   3,371,884            2,392,909
       -Amounts payable for spot and forward purchases to be settled                              288,992                    -
       -Securities to be delivered under spot and forward sales to be settled                      10,407               99,604
       -Loans from domestic financial institutions                                                175,160              131,763
       -Others                                                                                    926,270            1,003,865
       -Accrued interest and quotation differences payable                                        390,898              602,898
                                                                                      -------------------------------------------
 N.    MISCELLANEOUS LIABILITIES                                                                  254,059              235,466
                                                                                      -------------------------------------------
       -Dividends payable                                                                              48                   46
       -Fees                                                                                        2,155                1,347
       -Others                                                                                    249,857              232,246
       -Adjustments and accrued interest payable                                                    1,999                1,827
                                                                                      -------------------------------------------
 O.    PROVISIONS                                                                                 498,829              388,961
                                                                                      -------------------------------------------
 P.    SUBORDINATED NEGOTIABLE OBLIGATIONS                                                        361,391                    -
                                                                                      -------------------------------------------
 Q.    UNALLOCATED ITEMS                                                                           11,353                2,638
                                                                                      -------------------------------------------
MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                           110,167               92,994
                                                                                      -------------------------------------------
TOTAL LIABILITIES                                                                              21,393,166           21,403,471
                                                                                      ===========================================
SHAREHOLDERS' EQUITY                                                                            1,555,199            1,419,383
                                                                                      -------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                     22,948,365           22,822,854
=================================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Consolidated Statement of Financial Condition
                 as of September 30, 2004 and December 31, 2003
                     (figures stated in thousands of pesos)

==============================================================================================================================

                                                                                         9.30.04              12.31.03
                                                                                   -------------------------------------------
                                                                                   -------------------------------------------
  DEBIT                                                                                     24,793,956           23,799,818
                                                                                   ===========================================
                                                                                   -------------------------------------------
  CONTINGENT                                                                                16,899,261           16,598,309
                                                                                   -------------------------------------------
  Loans obtained                                                                               108,544                    -
  Guarantees received                                                                       10,269,624           10,184,705
  Contingencies re. contra items                                                             6,521,093            6,413,604
                                                                                   -------------------------------------------
  CONTROL                                                                                    7,645,818            6,963,266
                                                                                   -------------------------------------------
  Uncollectible loans                                                                        1,024,549              931,968
  Others                                                                                     6,482,445            5,868,749
  Control re. contra items                                                                     138,824              162,549
                                                                                   -------------------------------------------
  DERIVATIVES                                                                                  171,187              165,411
                                                                                   -------------------------------------------
  Derivatives re. contra items                                                                 171,187              165,411
                                                                                   -------------------------------------------
  TRUST ACCOUNTS                                                                                77,690               72,832
                                                                                   -------------------------------------------
  Trust funds                                                                                   77,690               72,832
                                                                                   -------------------------------------------
  CREDIT                                                                                    24,793,956           23,799,818
                                                                                   ===========================================

                                                                                   -------------------------------------------
  CONTINGENT                                                                                16,899,261           16,598,309
                                                                                   -------------------------------------------
  Loans granted (unused balances)                                                              255,863              220,913
  Guarantees provided to the Argentine Central Bank                                          5,720,729            5,666,788
  Other guarantees provided included in the debtor classification regulations                  148,865              234,416
  Other guarantees provided not included in the debtor classification regulations              233,130              268,725
  Others included in the debtor classification regulations                                      47,861               33,279
  Others not included in the debtor classification regulations                                 140,419                   75
  Contingencies re. contra items                                                            10,352,394           10,174,113
                                                                                   -------------------------------------------
  CONTROL                                                                                    7,645,818            6,963,266
                                                                                   -------------------------------------------
  Valuables to be credited                                                                     138,655              162,396
  Others                                                                                           169                  153
  Control re. contra items                                                                   7,506,994            6,800,717
                                                                                   -------------------------------------------
  DERIVATIVES                                                                                  171,187              165,411
                                                                                   -------------------------------------------
  "Notional" value of put options written                                                      171,187              165,411
                                                                                   -------------------------------------------
  TRUST ACCOUNTS                                                                                77,690               72,832
                                                                                   -------------------------------------------
  Trust liabilities re. contra items                                                            77,690               72,832

==============================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                         Consolidated Income Statement
                         For the period of nine months
             commenced January 1, 2004 and ended September 30, 2004 presented in comparative format with the same period of the previous fiscal year
                     (figures stated in thousands of pesos)

==============================================================================================================================
                                                                                         9.30.04               9.30.03
                                                                                  --------------------------------------------
 A.   FINANCIAL INCOME                                                                     1,220,535              1,359,280
                                                                                  --------------------------------------------
      Interest on cash and due from banks                                                         28                     60
      Interest on loans granted to the financial sector                                        4,107                101,381
      Interest on overdrafts                                                                  15,886                 29,652
      Interest on notes                                                                       75,625                156,246
      Interest on mortgage loans                                                              51,215                 77,128
      Interest on pledge loans                                                                 4,574                 10,891
      Interest on credit card loans                                                          119,770                 93,284
      Interest on other loans                                                                 18,709                 24,544
      Net income from government and corporate securities                                     86,396                 76,680
      Interest income from other receivables resulting from financial brokerage               57,820                 81,603
      Net income from secured loans - Decree 1387/01                                         195,319                157,643
      Consumer price index adjustment (CER)                                                  444,752                529,476
      Salary variation index adjustment (CVS)                                                 28,837                      -
      Others                                                                                 117,497                 20,692
                                                                                  --------------------------------------------
 B.   FINANCIAL EXPENSES                                                                     932,423              1,175,338
                                                                                  --------------------------------------------
      Interest on current account deposits                                                     2,956                  2,030
      Interest on savings account deposits                                                     3,118                  2,093
      Interest on time deposits                                                               64,563                172,257
      Interest on loans from the financial sector                                              5,042                  4,849
      Interest expense for other liabilities resulting from financial brokerage              141,758                249,761
      Other interest                                                                         209,279                304,057
      Consumer price index adjustment (CER)                                                  394,424                163,211
      Others                                                                                 111,283                277,080
                                                                                  --------------------------------------------
      GROSS BROKERAGE MARGIN                                                                 288,112                183,942
                                                                                  ============================================
 C.   LOAN LOSS PROVISION                                                                    116,306                384,129
                                                                                  --------------------------------------------
 D.   INCOME FROM SERVICES                                                                   383,815                313,612
                                                                                  --------------------------------------------
      In relation to lending transactions                                                    113,381                 98,712
      In relation to borrowing transactions                                                  101,913                 84,743
      Other commissions                                                                        6,190                  6,992
      Others                                                                                 162,331                123,165
                                                                                  --------------------------------------------
 E.   EXPENSES FOR SERVICES                                                                   68,789                 51,353
                                                                                  --------------------------------------------
      Commissions                                                                             29,770                 25,953
      Others                                                                                  39,019                 25,400
                                                                                  --------------------------------------------
      MONETARY RESULT OF FINANCIAL BROKERAGE                                                       -               (14,149)
==============================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                         Consolidated Income Statement
                         For the period of nine months
             commenced January 1, 2004 and ended September 30, 2004 presented in comparative format with the same period of the previous fiscal year
                     (figures stated in thousands of pesos)

===================================================================================================================
                                                                                          9.30.04        9.30.03
                                                                               ------------------------------------
 G.   ADMINISTRATIVE EXPENSES                                                            452,652          415,404
                                                                               ------------------------------------
      Personnel expenses                                                                 211,086          177,082
      Directors' and syndics' fees                                                         2,377            1,446
      Other fees                                                                          14,239           15,351
      Advertising and publicity                                                           24,913           12,547
      Taxes                                                                               31,862           21,959
      Other operating expenses                                                           135,494          156,626
      Others                                                                              32,681           30,393
                                                                               ------------------------------------
      MONETARY RESULT OF OPERATING EXPENSES                                                    -               84
                                                                               ------------------------------------
      NET INCOME (LOSS) ON FINANCIAL BROKERAGE                                            34,180       (367,397)
                                                                               ====================================
      RESULT OF MINORITY INTEREST                                                       (11,996)        (11,498)
                                                                               ------------------------------------
H.    MISCELLANEOUS INCOME                                                               258,404         674,751
                                                                               ------------------------------------
      Net income from long-term investments                                                2,346               -
      Penalty interest                                                                       693           2,948
      Loans recovered and allowances reversed                                            146,702         556,401
      Consumer price index adjustment (CER)                                                7,449          53,127
      Others                                                                             101,214          62,275
                                                                               ------------------------------------
I.    MISCELLANEOUS LOSSES                                                               326,329         419,310
                                                                               ------------------------------------
      Result of long-term investments                                                          -          21,060
      Penalty interest and charges in favor of the Argentine Central Bank                     16              77
      Loan loss provision for miscellaneous receivables and other provisions             108,526         218,736
      Consumer price index adjustment (CER)                                                  265           1,779
      Amortization of differences arising from court resolutions                          88,864               -
      Others                                                                             128,658         177,658
                                                                               ------------------------------------
      MONETARY RESULT OF OTHER OPERATIONS                                                      -         (3,554)
                                                                               ------------------------------------
      PRE-TAX NET LOSS                                                                  (45,741)       (127,008)
                                                                               ------------------------------------
K.    INCOME TAX                                                                          28,469             428
                                                                               ====================================
      NET LOSS FOR THE PERIOD                                                           (74,210)       (127,436)
===================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                      Consolidated Statement of Cash Flows
                         For the period of nine months
             commenced January 1, 2004 and ended September 30, 2004
presented in comparative format with the same period of the previous fiscal year
                     (figures stated in thousands of pesos)

==============================================================================================================================
                                                                                         9.30.04               9.30.03

                                                                                   -------------------------------------------
  Changes in cash
  Cash and cash equivalents at the beginning of the year                                     826,150               576,838
  Increase in cash and cash equivalents                                                      281,579               258,189
                                                                                   -------------------------------------------
  Cash and cash equivalents at the end of the period                                       1,107,729               835,027
                                                                                   ===========================================
  Reasons for changes in cash
  Financial income collected                                                                 726,238               874,462
  Income from services collected                                                             384,094               314,322
  Less:
  Financial expenses paid                                                                  (423,253)             (578,160)
  Expenses for services paid                                                                (65,505)              (49,142)
  Administrative expenses paid                                                             (371,815)             (328,391)
                                                                                   -------------------------------------------
  Cash provided by operating activities                                                      249,759               233,091
                                                                                   ===========================================
  Other sources of cash
  Increase in deposits, net                                                                  958,057             1,111,721
  Decrease in government and corporate securities, net                                       598,559                     -
  Decrease in other receivables resulting from financial brokerage, net                            -                65,964
  Other sources of cash                                                                      186,197                98,939
                                                                                   -------------------------------------------
  Total sources of cash                                                                    1,742,813             1,276,624
                                                                                   -------------------------------------------
  Other uses of cash
  increase in government and corporate securities, net                                             -             (145,562)
  Increase in loans, net                                                                   (331,410)              (22,790)
  Increase in other receivables resulting from financial brokerage, net                    (201,101)                     -
  Increase in other assets, net                                                            (187,477)              (87,781)
  Decrease in other liabilities resulting from financial brokerage, net                    (614,585)             (807,096)
  Decrease in other liabilities, net                                                       (107,522)              (38,064)
  Other uses of cash                                                                        (61,259)             (141,146)
  Repayment of principal and interest on restructured debt                                 (207,639)                     -
                                                                                   -------------------------------------------
  Total uses of cash                                                                     (1,710,993)           (1,242,439)
                                                                                   -------------------------------------------
  Monetary result of cash and cash equivalents                                                     -               (9,087)
                                                                                   -------------------------------------------
  Increase in cash and cash equivalents                                                      281,579               258,189
==============================================================================================================================

The accompanying Notes 1 to 22 are an integral part of these financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
                         For the period of nine months
                            ended September 30, 2004
                         presented in comparative format
                     (figures stated in thousands of pesos)


NOTE 1:           ARGENTINE ECONOMIC CONTEXT
------            --------------------------
                  The facts and circumstances described in Note 1 to the financial statements of Grupo Financiero Galicia S.A. are also applicable to these consolidated financial statements and, therefore, are subject to the same restrictions as those mentioned in that note.

NOTE 2:           FINANCIAL STATEMENT PRESENTATION
------            --------------------------------
                  The consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements, observing the guidelines of Technical Pronouncements Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and General Resolution No. 434/03 of the National Securites Commission (CNV). As required by the regulations mentioned above, the financial statements are presented in comparative format with the previous fiscal year. These financial statements include the balances corresponding to the operations carried out by Banco de Galicia y Buenos Aires S.A. and its subsidiaries located in Argentina and abroad and form part of the quarterly financial statements of that Bank as supplementary information, so they should be read in conjunction with them.

                  These financial statements give recognition to the effects of the changes in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). As established by BCRA Communique "A" 3921, Decree No. 664/2003 of the National Executive Branch and General Resolution No. 441/03 of the CNV, the Company has discontinued the application of that method and therefore, it did not recognized the effects of the variations in the purchasing power of the currency originated since March 1, 2003.

                  Under professional accounting standards (Argentine GAAP), application of that method remained in effect until September 30, 2003. Resolution MD No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.) established the discontinuation of the recognition of the changes in the purchasing power of the currency since October 1, 2003.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 2:           (Continued)
------
                  During the March-September 2003 period, a deflation rate of approximately 2% was recorded, which had no substantial impact on the financial statements.

NOTE 3:           ACCOUNTING POLICIES
------            -------------------
                  Below are the most important accounting policies used in preparing the consolidated financial statements:

                  a.     Financial statement consolidation

                  The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with the financial statements of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. (See Note 4 to the consolidated financial statements).

                  Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the BCRA rules. For this reason the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

                  Banco de Galicia y Buenos Aires S.A. and its subsidiaries' assets and liabilities represent 99.2% and 98.9% of Grupo Financiero Galicia S.A. total consolidated assets and liabilities.

                  Banco de Galicia y Buenos Aires S.A. financial statements include the figures corresponding to the operations of its branches in Argentina and abroad, as reported in their special financial statements, which have been adapted to the valuation and disclosure standards laid down by the Argentine Central Bank (Argentine Banking GAAP) and, except as mentioned in point c.1.d. of this Note, to professional accounting standards (Argentine GAAP).

                  The foreign branches' financial statements have originally been issued in foreign currency and converted into pesos as follows:

                  a. Assets and liabilities have been converted into pesos applying the reference exchange rate released by the BCRA.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 3:           (Continued)
------
                  b. The allotted capital was computed in the restated amounts actually disbursed.

                  c. Retained earnings were determined as the difference between assets and liabilities and the allotted capital.

                  d. The result for the period was determined as the difference between retained earnings at beginning of year, net of distributions of profits in cash, and the retained earnings at period end. Income statement account balances were converted into pesos applying the monthly average exchange rate of the variations recorded in each month of the current period.

                  e. The significant items arising from intercompany transactions among the consolidated entities have been eliminated from the Statement of Financial Condition and the Income Statement.

                  The financial statements of Banco de Galicia y Buenos Aires S.A. corresponding to Argentine operations have been adjusted for inflation as mentioned in Note 2, second paragraph, to the consolidated financial statements.

                  On April 30, 2003, an Ordinary and Extraordinary Meeting of Shareholders of Banco de Galicia y Buenos Aires S.A. was held, at which the absorption of the loss for the fiscal year ended December 31, 2002, restated into currency as of February 28, 2003, was approved according to the following detail:

                  with prior year retained earnings: $ 353,724

                  with unrealized valuation difference for the net foreign currency position: $ 1,463,937 with discretional reserves: $ 337,184

                  with equity adjustment fund - technical revaluation: $ 95,827

                  b. Consistency of accounting policies

                  The accounting policies used in preparing Galicia Warrants S.A., Net Investment S.A. and Sudamericana Holding S.A. financial statements are similar to those followed by the Company (see Note 2.c.2. to the financial statements) and Banco de Galicia y Buenos Aires S.A..

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:           (Continued)
------
                  The principal valuation criteria applied by Banco de Galicia y Buenos Aires S.A. were as follows:

                  b.1. - Foreign currency Assets and Liabilities

                  These are stated at the reference US dollar rate of exchange set by the Argentine Central Bank, prevailing at the close of operations on the last business day of each month.

                  Assets and liabilities valued in foreign currencies other than the US dollar have been converted into the latter currency using the swap rates communicated by the Argentine Central Bank's trading desk.

                  b.2. - Gold Bullion
                  Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling expenses.

                  The company follows the procedure described in item b.1. to translate the value in U.S. dollars to Argentine pesos.

                  b.3. - Government and Corporate Securities

                  b.3.a. - Government Securities

                  I) Holdings of investment accounts securities:

                  Holdings included in investment accounts are recognized at cost, increased up to the maturity date of each service, based on their internal rate of return and the time elapsed since their inclusion in those accounts. When existing holdings of trading securities are involved, their market quotation at the close of operations of the day preceding the transfer of those holdings is considered to be the cost.

                  In accordance with BCRA rules, the value thus determined will be reduced on the last day of each month by the amount of the positive difference resulting from comparing that balance with the market value of each security increased by 20%.

                  Effective January 7, 2003, Argentine Central Bank Communique "A" 3857 restricted the possibility of securities held in Banco de Galicia y Buenos Aires S.A. portfolio as of December 31, 2002 being classified as holdings in investment accounts.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 3:           (Continued)
------
                  As of September 30, 2004, these holdings include National Government Bonds accruing interest at Libor and falling due in 2012, received within the framework of Sections 28 and 29 of Decree 905/02 recorded at their technical value (see Note 1 to the financial statements, section "Compensation to financial institutions"). The treatment of the mentioned positive difference does not apply to these securities. While this valuation criterion is followed, no cash dividends may be distributed, except for the amount of profits in excess of the difference between the carrying value and the market value of these securities.

                  If Argentine GAAP had been applied, the value of addition of those securities and the balances to be received recorded in "Other receivables resulting from financial brokerage" would have been stated at their estimated market value.

                  As of September 30, 2003, this caption also included the holdings of Argentine Republic External Bills Series 75 at Badlar rate and Argentine Republic External Bills Series 74 at Survey rate. Communique "A" 4084 dated January 30, 2004 established retroactive modifications in the valuation of these securities (see Note 12 - Prior year adjustments). For comparative purposes, those holdings have been disclosed under "Unlisted Government Securities", in these financial statements and valued as indicated in point III below.

                  II) Holdings of trading securities:

                  These are stated at the closing quotation for each security at period end, plus the value of matured amortization and interest coupons receivable, less estimated selling expenses, where applicable.

                  III) Unlisted:

                  As of September 30, 2004, Banco de Galicia y Buenos Aires S.A. carries the following holdings:

                  a) Unpaid and past due medium-term US dollar External Bills

                  In order to meet its fiscal obligations under adverse domestic and international capital market conditions, in May 2001 the Argentine Government agreed with the leading financial institutions and enterprises on the issuance of the "Patriotico" bond for a face value of thousand of US$ 1,000.000. This bond was subsequently issued for higher amounts to enable financing Treasury Bills which fell due between July and December 2001.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 3:           (Continued)
------
                  In order to contribute to improving Argentina's fiscal situation, Banco de Galicia y Buenos Aires S.A. subscribed instruments called "2001-2004 Argentine Republic External Bills in US dollars at Survey rate plus 4.95%" and "2001-2004 Argentine Republic External Bills in US dollars at Badlar rate plus 2.98%" for a face value of thousand of US$ 231,000. The original subscription amount was increased by thousand of US$ 50,000 (face value) because of the acquisition of the ABN Amro Bank operations in October 2001.

                  The issuance of these securities was authorized by Decree 1588/93, as amended by Decree 967/2001 and Resolutions Nos. 63/2001 and 23/2001 of the Treasury and Finance Departments, respectively. These securities are entitled to a tax credit option, as they grant the right to allocate the amortization and/or past due interest services on them to the payment of national tax debts. This possibility has been suspended by Decree 493/2004.

                  Given the special characteristics of these securities, the Argentine Government excluded them from the local debt swap implemented under Decree 1387/01 in November 2001. Thus, Banco de Galicia y Buenos Aires S.A. was unable to exchange the above mentioned External Bills for Secured Loans.

                  Furthermore, under issue conditions, those securities were governed by foreign laws, so they were excluded from the "conversion to pesos" of the public debt, as established by Law 25561 and Decrees 214/02 and 471/02.

                  In accordance with current valuation standards, the External Bills have been recorded at the value established by BCRA Communique "A" 3756 because Banco de Galicia y Buenos Aires S.A. has offered them as collateral for the advance for the subscription of the hedge bond. The book value is 95.76% for each US dollar of face value, plus unpaid and past due interest coupons, until the definitive suspension of the regime that allowed those Bills to be used to meet fiscal obligations.

                  The adoption of this criterion is based on the fact that these securities are encompassed by Section 15, subsect. d) of Decree 905/02, though their eligibility to be used as collateral is subject to the prior approval of the MECON and the BCRA. At the date of these financial statements, no approval had been obtained in this regard.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 3:           (Continued)
------
                  If this criterion is not applied, the External Bills are to be valued at the present value of the cash flows from Secured Loans, or at technical value if they were converted into tax options, as laid down by Communique "A" 4084. On November 4, 2004, the Superintendency of Financial Institutions informed Banco de Galicia y Buenos Aires S.A. that until those bills are not authorized by the MECON and the BCRA to be used as collateral for the advance to subscribe the Hedge Bond, they are to be valued pursuant to the provisions of Communique "A" 3911 and point 1, paragraph 4, chapter V) and point 5) of Communique "A" 4084. Application of this valuation criterion means a reduction of $ 101,628 in the Government Securities account balance.

                  The External Bills have been included as eligible for the foreign debt swap being carried out by the Argentine Government, though its definitive conditions have not yet been made known.

                  b) The Fiscal Credit Certificates have been stated at technical value, as they will be used to meet tax obligations.

                  c) As of September 30, 2004, the other holdings had been valued at cost plus interest accrued at period end, where applicable.

                  IV) Securities issued by the BCRA:

                  These securities were valued at period-end market quotation for each security.

                  b.3.b. - Listed Corporate Securities

                  These securities are valued at the quotation prevailing at period end, net of estimated selling expenses, where applicable.

                  b.4. National and Provincial Secured Loans

                  Within the framework of Decree 1387/01, Banco de Galicia y Buenos Aires S.A. has participated in the exchange of Argentine public debt securities and loans under the Promissory Note/Bond program for new loans called Secured Loans.

                  The main differences between the instruments received and those exchanged consisted of an extension of the amortization term which was 3 years for securities originally maturing up to December 31, 2010 and a reduction of the interest rate, which was set at 70% of the contractual rate, with a maximum rate of 7% per annum for fixed-rate transactions and Libor plus 3% for floating rate loans. As established by Section 20 of the above mentioned decree, the conversion was made at the face value, at a rate of exchange of $ 1=US$ 1 and in the same currency as that of the converted obligation.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 3:        (Continued)
------
               The Argentine Central Bank established that the positive difference between the carrying value of the Secured Loans and the book value of the securities exchanged is to be recorded in an asset adjustment account and charged to income monthly, in proportion to the term of each of the secured loans received.

               Had the position of government securities classified in investment accounts and presented for their exchange been valued under Argentine GAAP, the shareholders' equity of Banco de Galicia y Buenos Aires S.A. would have decreased by $ 446,688 (see point c.1.c.1 of this Note) at the exchange date (November 5, 2001).

               Subsequently, Decree 644/02 dated April 18, 2002 established the conversion to pesos of the Secured Loans originally denominated in US dollars at the exchange rate of $ 1.40 per US dollar, pursuant to Section 1 of Decree No. 471/02, setting new interest rates to be accrued by those secured loans, as established by
               Section 3 of Decree 471/02. (See Note 1 to the financial statements - under Section entitled Public Debt).

               Banco de Galicia y Buenos Aires S.A. has also participated in the restructuring of the provincial government debt. Decree No. 1579/02 established a voluntary provincial government debt exchange for bonds (BOGAR) or loans (Promissory Notes) issued by the Fiduciary Fund for Provincial Development (FFDP) and secured by taxation revenues the National Government shares with the provinces, for a term of 16 years, to be amortized in 156 monthly consecutive instalments from March 4, 2005 at a fixed 2% annual interest rate and adjusted by applying the CER. Such Decree also considered the financial assistance granted to the Argentine provinces through loans to the FFDP to be eligible for the exchange. This portfolio was not eligible under Decree No. 1387/01 which had established the first exchange of government debt for secured loans that took place in November 2001.

               As envisaged in Section 3, subsection k) of that Decree, Banco de Galicia y Buenos Aires opted to exchange the BOGAR to be received under the exchange for Promissory Notes.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 3:        (Continued)
------
               As established by BCRA rules, Secured Loans, government securities not subject to the minimum capital requirement to cover market risk, mainly government securities not listed on stock exchanges, promissory notes and secured bonds issued by the Fiduciary Fund for the Provincial Development and other financing to the public sector held in financial institutions' portfolios must be carried at the lower of "present value" or "technical value". The "present value" is defined as the "net present value" of a cash flow structure, determined under contractual conditions, and discounted at the rate of 3% set by the BCRA until December 2003 and of 3.25% for the January-June 2004 period. In the July- September 2004 period, this rate was increased monthly by 0.04. The "technical value" is the index-adjusted amount of each instrument under contractual conditions.

               As of September 30, 2004, if the difference between the value arising as described in the preceding paragraph (the lower of present value or technical value), and the theoretical value (balances as of September 30, 2004, which include principal amounts net of amortization, adjusted by applying the CER, where applicable, net of the adjustment account mentioned above) is positive, it is reflected in an asset adjustment account and, if negative, it is charged to results. Banco de Galicia y Buenos Aires S.A. has charged $ 66,801 to the September 30, 2004 results for this item. In the same period of the previous year, application of this criterion would have led to a charge of $ 136,245 to results, considering the prior year adjustment.

               The assets used as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree 905/02, ratified by Section 71 of Law 25827, have been recorded at the value admitted for purposes of the creation of guarantees, as called for by Communique "A" 3911, and complementary rules. The figures for the previous period have been modified for comparative purposes according to this criterion (see Note 12 - Prior year adjustment).

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:        (Continued)
------
               b.5. - Accrual of adjustments, interest, exchange rate differences, premiums on future transactions and variable returns

               For foreign currency transactions and local currency transactions with a principal adjustment clause, as well as those with prearranged rates for less than 92 days, the accrual has been recognized on a linear basis.

               For local currency transactions at rates arranged for longer periods, the interest has been accrued on an exponential basis.

               For the lending and borrowing transactions originally carried out in foreign currency and converted into pesos, the pertinent adjustment from the application of the CER or the CVS, as the case may be under legal or contractual conditions, was accrued, as indicated in Note 1 to the consolidated financial statements, under Sections "Loans and other financing", "Deposits with the financial system" and "Public Debt".

               b.6. - Certificates of participation in financial trusts

               Certificates of participation in financial trusts are recorded at face value plus accrued interest. Non-interest bearing certificates are valued taking into account the participation in net assets and liabilities, as shown in the financial statements of the related trusts.

               b.7. - Assets under Financial Leases

               Assets under financial leases are stated at the acquisition cost less accumulated depreciation, plus CER where applicable.

               b.8. - Equity investments in other companies

               b.8.a. - Investments in financial institutions and supplementary and authorized activities

               - Controlled companies

               Argentine:

               The equity investments in controlled companies are stated at their equity values.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:        (Continued)
------
               The interest in Banelco S.A. has been valued according to the equity method of accounting, on the basis of financial statements as of June 30, 2004 because that company prepares its financial statements on a semi-annual basis and, at the date of these financial statements it company did not have audited financial statements. Furthermore, important developments that had an impact on the financial condition and results of that company during the time elapsed, as well as the effect of inflation as of February 28, 2003, were recognized.

               Galicia Capital Markets S.A records a deficit in its equity, so a provision for $ 8,021 has been recorded as of September 30, 2004.

               For purposes of the valuation of the equity investments held in Tarjetas Regionales S.A. and Galicia Capital Markets S.A., Banco de Galicia y Buenos Aires S.A. has adjusted the shareholders' equity in its financial statements due to the effect on them of the application of the deferred tax method in recognizing the income tax charge, a criterion that is not contemplated by Argentine Central Bank rules. Those adjustments led to a decrease of $ 16,125 in the shareholders' equity and to an increase of $ 21,015 in its results. It should be noted that those effects have been considered by Grupo Financiero Galicia S.A. in these financial statements.

               Irrevocable capital contributions that were made in Tarjeta Naranja S.A. and Tarjetas del Mar S.A. within the process for restructuring debts with Banco de Galicia y Buenos Aires S.A. have been disclosed at original values. In the case of Tarjetas del Mar S.A., a valuation allowance for $ 51,122 has been recorded as of September 30, 2004.

               Foreign:

               Banco de Galicia (Cayman) Limited (In Provisional Liquidation) has been valued according to the equity method of accounting, on the basis of financial information originally issued in foreign currency. In the case of Banco Galicia Uruguay S.A., a provision for other contingencies has been set up to cover the deficit reported in its equity, as disclosed in Note 1 to these financial statements under section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries".

               The financial statements of those entities were converted into pesos as mentioned in the fifth paragraph of point a. of this Note.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:        (Continued)
------
               - Minority interests

               Argentine:

               Minority interests have been valued at cost restated as mentioned in the fifth paragraph of point a. above of this Note, plus stock dividends.

               Foreign:

               Minority interest in foreign entities are reflected at acquisition cost, plus stock dividends, recognized at their face value.

               The procedure mentioned in point b.1. above was followed for conversion of foreign currency equity investments into local currency.

               b.8.b. - In other companies

               - Minority interests

               Argentine:

               Argentine equity investments are stated at their acquisition cost restated as mentioned in point a. above, plus stock dividends.

               A valuation allowance has been set up for the amount by which it is estimated that the equity investments in Ocye S.A., Argencontrol S.A., Alfer S.A., Galicia Inmobiliaria S.A., Coelsa S.A., Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A., Aguas Cordobesas S.A., and Net Investment S.A. are overstated in relation to their equity value.

               Foreign:

               Foreign equity investments are stated at the acquisition cost, plus stock dividends, recognized at their face value.

               The procedure referred to in point b.1. above has been applied to translate foreign currency equity investments into local currency.

               A valuation allowance has been set up for the investment in Tradecom International NV in the amount that this investment is estimated to exceed its recoverable value.

               b.9. - Fixed assets and miscellaneous assets

               Fixed assets and miscellaneous assets have been valued at cost restated (see Note 2 above), plus the appreciation in the value of the real estate properties which include the effect of a technical revaluation made in 1981, less accumulated depreciation.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 3:        (Continued)
------
               The depreciation of these assets is determined on the basis of their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate properties, 120 months for furniture and fixtures and 60 months for the rest of assets.

               The net book values of the assets, taken as a whole, are not in excess of their combined market value.

               b.10. - Other miscellaneous assets

               Miscellaneous assets are valued at their restated acquisition cost (see Note 2 above), less the corresponding accumulated depreciation.

               The effects of the variations in the purchasing power of the currency as from January 1, 2002 on those miscellaneous assets earmarked for sale and acquired through foreclosure have not been given accounting recognition.

               The depreciation charges for these assets are calculated following the same criterion as that mentioned in point b.9. above.

               b.11. - Intangible assets

               Intangible assets have been valued at their acquisition cost restated (see Note 2 above), less the corresponding accumulated amortization, calculated on the basis of their estimated useful lives expressed in months.

               Amortization has been recognized on a straight-line basis in equal monthly installments, over a maximum of 120 months for "Goodwill" capitalized and over a maximum of 60 months for "Organization and Development Expenses".

               Effective March 2003, Argentine Central Bank Communique "A" 3916 established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the applicability of current regulations to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree 214/02 and supplementary rules, should also be recorded under this caption, the amortization of which should take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003, as described in Note 1 to the financial statements, under section "Legal actions requesting protection of constitutional rights".

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:        (Continued)
------
               b.12. - Allowance for loan losses and provision for contingent liabilities

               The aforementioned allowance and provision have been set up to cover Banco de Galicia y Buenos Aires S.A.'s estimated loan uncollectibility risk, based on an evaluation of the debtors' degree of compliance with their payment obligations, their economic and financial condition and the guarantees supporting the related transactions, in line with the provisions of Argentine Central Bank Communique "A" 2216 and supplementary ones.

               b.13. - Shareholders' equity

               1) The Shareholders' Equity accounts have been restated following the procedure mentioned in Note 2 to these consolidated financial statements, except for the "Capital Stock" and "Non-Capitalized Contributions" accounts, which have been stated at their original values. The adjustment derived from the restatement of those accounts was allocated to the "Adjustment to shareholders' equity- Capital adjustment" account.

               Furthermore, a prior year adjustment has been recorded as of September 30, 2004 (see Note 12).

               Income and expenses have been restated regardless of whether they have been collected or paid. Monetary results of exposure to inflation were determined as follows:

               a. "Monetary result of financial brokerage" includes the result of exposure to inflation generated by assets and liabilities related to the usual period of brokerage activity between the supply and demand of financial resources.

               b. "Monetary result of operating expenses" includes the result of exposure to inflation generated by monetary assets and liabilities in pesos, related to administrative expenses.

               c. "Monetary result of other operations" includes the result of exposure to inflation generated by assets and liabilities not related to the financial brokerage activity.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:        (Continued)
------
               b.14. - Income tax and presumptive minimum income tax

               As of September 30, 2004, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because it has estimated a tax loss at that date.

               Furthermore, Banco de Galicia y Buenos Aires S.A. reported tax losses in the fiscal year ended December 31, 2003, so it was required to pay the presumptive minimum income tax. Notwithstanding this, no tax charge has been expensed because the amounts that are ultimately paid may be computed, until they are fully used up, as a payment on account of income tax to be determined within the next ten years following the payment date.

               The income tax charge has been determined in accordance with Argentine Central Bank rules, which do not contemplate the application of the deferred tax method. However, the consolidated financial statements include the effect of this accounting criterion on Grupo Financiero Galicia S.A. and its subsidiaries.

               b.15. - Severance payments

               Banco de Galicia y Buenos Aires S.A. directly expenses the severance payments.

               The amounts that Banco de Galicia y Buenos Aires S.A. may possibly have to pay in respect of labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for severance payments".

               As of September 30, 2004 the maximum risk faced by Banco de Galicia y Buenos Aires S.A. in respect of severance payments amounted to approximately $ 160,368. As of December 31, 2003, the total amount in this respect was $ 124,052.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:        (Continued)
------
               c. Differences between Argentine Central Bank rules and professional accounting standards applicable in the Autonomous City of Buenos Aires

               Through C.D. Resolutions Nos. 238/01, 243/01, 261/01, 262/01 and
               187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncements Nos. 16, 17, 18, 19 and 20 with certain modifications, adding changes to the valuation and disclosure accounting standards, the application of which is mandatory for fiscal years commencing as from July 1, 2002 and the interim periods comprised in those fiscal years. Furthermore, MD Resolution No. 5/2003 approved Technical Pronouncement No. 21, coming into force for fiscal years commencing as from April 2003.

               National Securities Commission (CNV) General Resolutions Nos. 434 and 459 adopted, with certain modifications, Technical Pronouncements Nos. 16 to 21 on the basis of the resolutions issued by the CPCECABA

               At the date these financial statements were prepared, the Central Bank had not yet adopted these rules. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering the new valuation and disclosure criteria added to professional accounting standards in force in the Autonomous City of Buenos Aires.

               Below is a description of the main differences between Argentine Central Bank rules and professional accounting standards applicable in the Autonomous City of Buenos Aires:

               c.1. Valuation criteria

               c.1.a. Restatement to constant currency

               The financial statements of Banco de Galicia y Buenos Aires S.A. have given recognition to the effects of the variations in the purchasing power of the currency until February 28, 2003, following the restatement method established by Technical Pronouncement No. 6 (as amended by Technical Pronouncement No.
               19) of the FACPCE. As provided for by National Executive Branch Decree 664/2003, Argentine Central Bank Communique "A" 3921 and CNV Resolution No. 441/03, Banco de Galicia y Buenos Aires S.A. discontinued the application of that method and, therefore, did not recognize the effects of the variations in the purchasing power of the currency as from March 1, 2003.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:        (Continued)
------
               As established by MD Resolution No. 41/2003 of the CPCECABA, under Argentine GAAP the application of this method has been discontinued since October 1, 2003.

               Nevertheless, taking into account that the variation in the IPIM was a deflation rate of approximately 2% during the March-September 2003 period, the effects derived from failure to recognize those variations in the financial statements of Banco de Galicia y Buenos Aires S.A. have not been significant.

               c.1.b. Accounting for income tax according to the deferred tax method

               Banco de Galicia y Buenos Aires S.A. determines income tax at the statutory rate applicable to the estimated taxable income, without considering the effect of any timing differences between the accounting and taxable results.

               Under Argentine GAAP applicable in the Autonomous City of Buenos Aires, income tax must be recognized according to the deferred tax method and, therefore, deferred tax assets or liabilities calculated on those timing differences must be recognized. In addition, unused tax loss carry-forwards or fiscal credits subject to deduction from taxable income in future fiscal years should be recognized as deferred assets, provided that taxable income is likely to be generated. Grupo Financiero Galicia S.A. has adapted this situation to its financial statements, as explained in point b.14. above.

               c.1.c. Valuation of assets with the non-financial public and private sectors

               c.1.c.1. National and provincial secured loans

               As established by Decree No. 1387/01 dated November 6, 2001, during the fiscal year ended December 31, 2001 Banco de Galicia y Buenos Aires S.A. and the companies controlled by Sudamericana Holding S.A. exchanged with the National State National Government Securities (classified and valued by Banco de Galicia y Buenos Aires S.A. as "Investment accounts", according to the criteria established by the Argentine Central Bank) for national secured loans. In addition, as established by Decree 1579/02, Banco de Galicia y Buenos Aires S.A. exchanged with the FFDP loans to provincial governments for Provincial Secured Loans.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:        (Continued)
------
               As of September 30, 2004 and 2003, the two types of loans were recorded under "Loans to the Public Sector".

               At those dates, Banco de Galicia y Buenos Aires S.A. valued the two types of assets at the lower of present or technical value, as established by Argentine Central Bank Communique "A" 3911, except for those used as collateral for advances granted by the BCRA for the subscription of the bonds foreseen in Sections 10, 11 and 12 of Decree 905/02.

               Considering the provisions of CD Resolution No. 290/01 of the CPCECABA, as of September 30, 2004 and 2003 these assets should have been valued on the basis of the respective quotation values of the securities exchanged as of November 6, 2001, which are considered to be the transaction cost, where applicable, as from that date, plus interest accrued at the internal rate of return until the end of each period.

               At that date, the impact of the application of this criterion has been disclosed in point b.4. above.

               c.1.c.2. Accounting disclosure of effects generated by court decisions on deposits

               As of September 30, 2004 Banco de Galicia y Buenos Aires S.A. carries an asset for $ 468,400 ($635,143 of original value net of $ 166,743 corresponding to accumulated amortization) under Intangible assets - Organization and development expenses, for the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25561, Decree 214/02 and complementary rules, as established by BCRA Communique "A" 3916, to be amortized over 60 months. Under Argentine GAAP, such asset may be recorded as a receivable, but valued on the basis of the best estimate of the recoverable amounts and recovery terms.

               c.1.c.3. Compensation per Sections 28 and 29 of National Executive Branch Decree 905/02 - Compensation for application of the CER/CVS

               As of September 30, 2004 and December 31, 2003, Banco de Galicia y Buenos Aires S.A. carries the government securities received and to be received in the "Government Securities - holdings in investment accounts and Other Receivables resulting from financial brokerage - Other not included in the debtor classification regulations" captions, respectively, arising from the compensation established by Sections 28 and 29 of National Executive Branch Decree 905/02.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:        (Continued)
------
               Under Argentine GAAP applicable in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value, as indicated in point b.3.a.I), except where their treatment as investments to be held to maturity applies.

               At the date these financial statements were prepared, the parity value of BODEN 2012 is approximately 75% of their face value.

               Banco de Galicia y Buenos Aires S.A. has written off the compensation amount for asymmetric indexation through a prior year adjustment, according to the criterion established by BCRA Communique "A" 4202. Under professional accounting standards, that compensation amount should be written off against the results for the period.

               c.1.c.4. Allowances for the non-financial public sector

               Current regulations on the setting up of allowances issued by the Argentine Central Bank provide that receivables from the Public Sector are not subject to allowances for doubtful accounts. Under Argentine GAAP, those allowances must be estimated on the basis of the uncollectibility risk attaching to those assets.

               c.1.d. - Conversion of financial statements

               The conversion to pesos of the financial statements of the foreign branches and subsidiaries for purposes of consolidation with Banco de Galicia y Buenos Aires S.A. financial statements, prepared according with dispositions established by the BCRA, differs from applicable professional accounting standards (Technical Pronouncement No. 18). These professional accounting standards require that:

               (a) the measurements in the financial statements to be converted to pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the balance sheet date exchange rate; and that

               (b) the measurements in the financial statements to be converted to pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the pertinent historical exchange rates, restated in year-end currency, when it is so required due to the application of Technical Pronouncement No.
               17. Exchange differences arising from conversion of the financial statements will be treated as financial income or costs, as the case may be.

               The application of this criterion, instead of that mentioned in point a. of this Note does not have a significant impact on the disclosure of Banco de Galicia y Buenos Aires S.A. financial statements.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 3:        (Continued)
------
               c.2. Statement of cash flows

               The criterion for compiling the statement of cash flows of Grupo Financiero Galicia S.A. established by the Argentine Central Bank in its Circular CONAU 1 differs from that of Technical Pronouncement No. 19.

               Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia S.A. have not quantified the effect derived from the application of the new Technical Pronouncements on its financial statements as of September 30, 2004.

NOTE 4:        BASIC INFORMATION CONCERNING THE CONSOLIDATED CONTROLLED ENTITIES
------         -----------------------------------------------------------------

               The basic information concerning the controlled entities is disclosed in Note 10 and Schedule C to the financial statements of Grupo Financiero Galicia S.A.

               Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A. and its controlled entity Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies.

               The financial statements of Net Investment S.A. have in turn been consolidated on a line-by-line basis with the statements of financial condition, statements of income and statements of cash flows of B2Agro S.A. As of September 30, 2004, Net Investment S.A. held the following percentages of equity investments:

               ==============================================================
                    ISSUING COMPANY             % OF CAPITAL      % OF VOTES
               --------------------------------------------------------------
                    B2Agro S.A.                     99.99            99.99
               ==============================================================

               The financial statements of Galicia Warrants S.A. have been adapted to cover a nine-month period as of September 30, 2004, for consolidation purposes.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 4:        (Continued)
------
               The financial statements of Sudamericana Holding S.A. have been adapted to cover a nine-month period as of September 30, 2004, for consolidation purposes. These financial statements have in turn been consolidated on a line by line basis with the statements of financial condition, income statements and statements of cash flows of Instituto de Salta Seguros de Vida S.A., Galicia Retiro Cia. de Seguros S.A., Galicia Vida Cia. de Seguros S.A., Medigap Salud S.A. (formerly Hartford Salud S.A.), Sudamericana Asesores de Seguros S.A. and Galicia Patrimoniales Compania de Seguros S.A.. As of June 30, 2004, Sudamericana Holding S.A. held the following equity percentages:

               =================================================================
                  ISSUING COMPANY                 % OF CAPITAL      % OF VOTES
               -----------------------------------------------------------------
               Aseguradora de Personas Galicia
               S.A. (formerly Hartford
               Seguros de Vida S.A.) (*)                -                -
               -----------------------------------------------------------------
               Instituto de Salta Seguros de
               Vida S.A.                                99.99            99.99
               -----------------------------------------------------------------
               Galicia Retiro Cia. De Seguros
               S.A.                                     99.99            99.99
               -----------------------------------------------------------------
               Galicia Vida Cia. de Seguros
               S.A.                                     99.99            99.99
               -----------------------------------------------------------------
               Medigap Salud S.A. (formerly
               Hartford Salud S.A.)                     99.99            99.99
               -----------------------------------------------------------------
               Sudamericana Asesores de
               Seguros S.A.                             99.97            99.97
               -----------------------------------------------------------------
               Galicia Patrimoniales Cia. de
               Seguros S.A. (**)                        99.99            99.99
               =================================================================

               (*) On June 26, 2003, through Resolution 29319 the National Insurance Superintendency (SSN) approved the merger by absorption and revoked Aseguradora de Personas Galicia S.A.'s authorization to operate as an insurer, Galicia Vida Cia. de Seguros S.A. being the merging company.

               (**) On November 4, 2003, through Resolution 29556 the SSN authorized Galicia Patrimoniales Compania de Seguros S.A. to operate on the market.

               The financial statements of Banco de Galicia y Buenos Aires S.A. as of September 30, 2004 and related comparative financial statements include the assets, liabilities and results of the controlled entities detailed below:


               ==================================================================================================
                                                   as of September 30, 2004
               --------------------------------------------------------------------------------------------------
                                                                                        PERCENTAGE OF INTEREST
                           ISSUING COMPANY                          SHARES                      HELD IN
               --------------------------------------------------------------------------------------------------
                                                                                         TOTAL        POSSIBLE
                                                             TYPE          NUMBER        CAPITAL       VOTES
               --------------------------------------------------------------------------------------------------
               BANCO GALICIA URUGUAY S.A.                  Ordinary         13,375(*)      100.00        100.00
               --------------------------------------------------------------------------------------------------
               TARJETAS REGIONALES S.A.                      Ord.         103,834,148      100.00        100.00
                                                          Book-entry
               --------------------------------------------------------------------------------------------------
               GALICIA CAPITAL MARKETS S.A.                  Ord.              99,990       99.99         99.99
                                                          Book-entry
               --------------------------------------------------------------------------------------------------
               GALICIA FACTORING Y LEASING S.A.              Ord.           1,889,700       99.98         99.98
                                                          Book-entry
               --------------------------------------------------------------------------------------------------
               AGRO GALICIA S.A.                             Ord.             250,000      100.00        100.00
                                                          Book-entry
               --------------------------------------------------------------------------------------------------
               GALICIA VALORES S.A. SOC. DE BOLSA            Ord.             999,996       99.99         99.99
                                                          Book-entry
               ==================================================================================================

               * Stated at a face value of 1,000 Uruguayan pesos.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 4:        (Continued)
------

               ===================================================================================================
                                                    As of December 31, 2003
               ---------------------------------------------------------------------------------------------------
                                                                                          PERCENTAGE OF
                           ISSUING COMPANY                          SHARES               INTEREST HELD IN
               ---------------------------------------------------------------------------------------------------
                                                                                          TOTAL         POSSIBLE
                                                              TYPE          NUMBER       CAPITAL         VOTES
               ---------------------------------------------------------------------------------------------------
               BANCO GALICIA URUGUAY S.A.                   Ordinary        13,375(*)       100.00        100.00
               ---------------------------------------------------------------------------------------------------
               TARJETAS REGIONALES S.A.                       Ord.         10,834,138       100.00        100.00
                                                           Book-entry
               ---------------------------------------------------------------------------------------------------
               GALICIA CAPITAL MARKETS S.A.                   Ord.             99,990        99.99         99.99
                                                           Book-entry
               ---------------------------------------------------------------------------------------------------
               GALICIA FACTORING Y LEASING S.A.               Ord.          1,889,700        99.98         99.98
                                                           Book-entry
               ---------------------------------------------------------------------------------------------------
               AGRO GALICIA S.A.                              Ord.            250,000       100.00        100.00
                                                           Book-entry
               ---------------------------------------------------------------------------------------------------
               GALICIA VALORES S.A. SOC. DE BOLSA             Ord.            999,996        99.99         99.99
                                                           Book-entry
               ===================================================================================================

               * Stated at a face value of 1,000 Uruguayan pesos.

               =====================================================================================================
                                                    As of September 30, 2004
               -----------------------------------------------------------------------------------------------------
                           ISSUING COMPANY                  ASSETS      LIABILITIES    SHAREHOLDERS'      RESULTS
                                                                                           EQUITY
               -----------------------------------------------------------------------------------------------------
               BANCO GALICIA URUGUAY S.A.                    1,047,244     1,614,047          (566,803)     163,387
               -----------------------------------------------------------------------------------------------------
               TARJETAS REGIONALES S.A. (*)                    762,953       681,768             81,185      55,773
               -----------------------------------------------------------------------------------------------------
               GALICIA CAPITAL MARKETS S.A. (*)                  7,820        15,842            (8,022)     (1,827)
               -----------------------------------------------------------------------------------------------------
               GALICIA FACTORING Y LEASING S.A.                  3,094            72              3,022        (61)
               -----------------------------------------------------------------------------------------------------
               AGRO GALICIA S.A.                                   112             5                107        (51)
               -----------------------------------------------------------------------------------------------------
               GALICIA VALORES S.A. SOC. DE BOLSA               20,419         7,826             12,593       1,449
               =====================================================================================================

               (*) See Note 3b.8.a to the consolidated financial statements.

               =====================================================================================================
                                         Financial condition as of December 31, 2003 and
                                                results as of September 30, 2003
               -----------------------------------------------------------------------------------------------------
                           ISSUING COMPANY                  ASSETS      LIABILITIES    SHAREHOLDERS'      RESULTS
                                                                                           EQUITY
               -----------------------------------------------------------------------------------------------------
               BANCO GALICIA URUGUAY S.A.                    1,615,093     2,333,165          (718,072)      99,518
               -----------------------------------------------------------------------------------------------------
               TARJETAS REGIONALES S.A.                        768,191       742,780             25,411      17,012
               -----------------------------------------------------------------------------------------------------
               GALICIA CAPITAL MARKETS S.A.                     17,799        23,993            (6,194)     (8,126)
               -----------------------------------------------------------------------------------------------------
               GALICIA FACTORING Y LEASING S.A.                  3,105            23              3,082     (1,328)
               -----------------------------------------------------------------------------------------------------
               AGRO GALICIA S.A.                                   164             6                158        (55)
               -----------------------------------------------------------------------------------------------------
               GALICIA VALORES S.A. SOC. DE BOLSA               26,314        15,170             11,144         324
               =====================================================================================================

               The Financial Statements of the controlled entities have been conformed to the valuation and disclosure standards laid down by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 4:        (Continued)
------
               The financial statements of Banco Galicia Uruguay S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia (Cayman) Limited (In Provisional Liquidation), in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco de Galicia y Buenos Aires S.A., the remaining 34.6595%.

               The latter statements have been consolidated with those of Galicia Pension Fund Limited, in which Banco de Galicia (Cayman) Limited (In Provisional Liquidation) holds a 100% participation.

               Furthermore, Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente, in which it holds 99.985% of its capital stock.

               Furthermore, the September 30, 2004 financial statements of Tarjetas Regionales S.A., which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with those of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which Tarjetas Regionales S.A. holds a controlling interest.

               a) The percentages directly held in those companies' capital stock are as follows:

               ==============================================================
                      Company                   9.30.04          12.31.03
               --------------------------------------------------------------
               Tarjetas Cuyanas S.A.              60%               60%
               --------------------------------------------------------------
               Tarjetas del Mar S.A.            99.999%            100%
               --------------------------------------------------------------
               Tarjeta Naranja S.A.              80%                80%
               --------------------------------------------------------------
               Tarjeta Comfiar S.A.              -                  60%
               ==============================================================

               b) The percentages indirectly held in those companies' capital stock through the controlled entity Tarjeta Naranja S.A. are as follows:

               ==============================================================
                   Company                      9.30.04           12.31.03
               --------------------------------------------------------------
               Tarjeta Comfiar S.A.                -                32%
               ==============================================================

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 4:        (Continued)
------
               Tarjeta Naranja S.A. financial statements have in turn been consolidated with the financial statements of Cobranzas Regionales S.A., in which it holds 87.7% of voting stock. Furthermore, Tarjetas Cuyanas S.A. holds 12.3% of Cobranzas Regionales S.A.'s capital stock and voting rights.

               The financial statements of Galicia Capital Markets S.A., used for purposes of consolidation, have been consolidated on a line-by-line basis with the financial statements of Galicia Advent Corporation Limited, in which that company holds a 73.33% equity investment.

               Banco de Galicia y Buenos Aires S.A. holds 99% of the capital stock of Agro Galicia S.A. and Galicia Capital Markets, the remaining 1%.

NOTE 5:        MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES
------         -------------------------------------------------------
               The portion of the net worth of the controlled investees owned by third parties has been disclosed in the Statement of Financial Condition, under the "Minority interest in consolidated entities or companies" caption. The result of minority interests is disclosed in the Income Statement under "Result of Minority Interest".

               As of September 30, 2004 and December 31, 2003, the percentages of minority interest are as follows:

               =============================================================
                    Company                       9.30.04        12.31.03
               -------------------------------------------------------------
               Banco de Galicia y Bs. As. S.A.    6.40835%       6.41446%
               -------------------------------------------------------------
               Net Investment S.A.                0.80104%       0.80181%
               -------------------------------------------------------------
               Sudamericana Holding S.A.          0.80099%       0.80175%
               -------------------------------------------------------------
               Galicia Warrants S.A.              0.80104%       0.80181%
               -------------------------------------------------------------
               B2Agro S.A.                        0.80931%       0.81007%
               -------------------------------------------------------------
               Net Investment B.V.                0.80104%       0.80181%
               -------------------------------------------------------------
               Medigap Salud S.A. (formerly
               Hartford Salud S.A.)               0.80925%       0.81002%
               -------------------------------------------------------------
               Instituto de Salta Seguros de
               Vida S.A.                          0.80135%       0.80211%
               -------------------------------------------------------------
               Galicia Retiro Cia. de Seguros
               S.A.                               0.80112%       0.80188%
               -------------------------------------------------------------
               Galicia Vida Cia. de Seguros S.A.  0.81086%       0.80199%
               -------------------------------------------------------------
               Sudamericana Asesora de Seguros
               S.A.                               0.83405%       0.83482%
               -------------------------------------------------------------
               Galicia Patrimoniales Cia. de
               Seguros S.A.                       0.80925%       0.81002%
               =============================================================

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 5:        (Continued)
------
               The percentages of Banco de Galicia y Buenos Aires S.A.'s minority interests are as follows:

               =============================================================
                                   Company        9.30.04        12.31.03
                                                     %               %
               Galicia Valores S.A.
               -------------------------------------------------------------
               Sociedad de Bolsa                   0.01            0.01
               -------------------------------------------------------------
               Galicia Capital Markets S.A.        0.01            0.01
               -------------------------------------------------------------
               Galicia Factoring y Leasing
               S.A.                                0.02            0.02
               -------------------------------------------------------------
               Galicia Administradora de
               Fondos S.A. Soc. Gerente de
               Fondos Comunes de Inversion         0.015           0.015
               -------------------------------------------------------------
               Tarjeta Comfiar S.A.                  -             8.00
               -------------------------------------------------------------
               Tarjetas Cuyanas S.A.              40.00           40.00
               -------------------------------------------------------------
               Tarjeta Naranja S.A.               20.00           20.00
               -------------------------------------------------------------
               Tarjetas del Mar S.A.               0.001             -
               -------------------------------------------------------------
               Galicia Advent Corporation
               Limited                            26.67           42.11
               -------------------------------------------------------------
               Cobranzas Regionales S.A.          22.46           19.904
               =============================================================

NOTE 6:        RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES
------         --------------------------------------------------
               As of September 30, 2004, Banco de Galicia y Buenos Aires S.A.'s ability to dispose of the following assets pertaining to local branches was restricted as follows:

               a. Funds and Government Securities

               The amount of $ 30,126 has been deposited in escrow as a guarantee towards third parties and $ 70,926 for collateral security margins under repo transactions.

               b. Special Accounts as Collateral for Transactions

               Special accounts have been opened with the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions which, as of September 30, 2004 amounted to $ 75,800.

               c. Deposits in favor of the Argentine Central Bank

               These have been set up in line with Argentine Central Bank rules:

               - Communique "A" 1190 $ 533

               - Communique "A" 2923 $ 1,253

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 6:        (Continued)
------
               d. Fund for assistance to financial institutions

               As of September 30, 2004 Banco de Galicia y Buenos Aires S.A. had deposited secured loans for $ 181,234 in guarantee of the Fund for assistance to Financial and Insurance Institutions.

               e. Guarantees provided to the Argentine Central Bank

               As of September 30, 2004, Banco de Galicia y Buenos Aires S.A. has transferred loans to the public sector in favor of the Argentine Central Bank, as collateral for liquidity assistance loan advances of $ 5,719,476.

               f. Equity investments in Other Companies

               Banco de Galicia y Buenos Aires S.A. has granted a senior pledge on all its shares in Correo Argentino S.A., in favor of the International Finance Corporation, Inter American Development Bank and a syndicate of domestic institutions, as collateral for financing granted to that company. This transaction was authorized by the Argentine Central Bank through resolution No. 408 dated September 9, 1999.

               Under the sponsorship contract, Banco de Galicia y Buenos Aires S.A. is liable for 14.53% of the financial debt held by Correo Argentino S.A. with its financial creditors, in the event of early termination of the concession for any reason or title, including bankruptcy. On November 19, 2003, the National State rescinded the concession contract awarded to Correo Argentino S.A. On December 16, 2003, this company was declared bankrupt. This is not a final judgment, so it has been appealed. At the date of these financial statements, no claims have been received from the financial creditors.

               Banco de Galicia y Buenos Aires S.A. has recognized a reserve for the amount it estimates it will be required to pay for this contingency.

               On March 25, 2004, the guarantee for $ 7,265 provided in favor of the Nacional State as security for compliance with the concession of Correo Argentino S.A. was executed. The related claim has been proved as a possible claim in the reorganization proceedings involving Correo Argentino S.A. Banco de Galicia y Buenos Aires S.A. has payed the guarantee under the conditions established by the National Communications Commission. Notice of this payment was given in the Correo Argentino S.A. reorganization proceedings.

               Both the investment and the receivables have been fully covered with a provision.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 6:        (Continued)
------
               "Equity investments in other companies" includes shares whose transferability is subject to the prior approval of the National or Provincial authorities, where applicable, under the terms of the concession contracts signed:

               - Aguas Argentinas S.A.: 3,236,879 book-entry class F shares and 522,887 book-entry class E shares.

               - Aguas Provinciales de Santa Fe S.A.: 3,600,000 book-entry class F shares and 62,500 book-entry class D shares

               - Inversora Diamante S.A.: 1,606,117 ordinary book-entry non-transferable shares.

               - Inversora Nihuiles S.A.: 1,184,093 ordinary book-entry non-transferable shares.

               - Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.

               - Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

               - Correo Argentino S.A.: 12,462,021 ordinary non-transferable class B shares.

               As a shareholder of the concessionaires of the water supply services, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. and the other shareholders have committed to provide financial support to those companies if they were unable to fulfill the commitments they have undertaken with international financial bodies.

               The Inter American Development Bank (IDB) requested that the sponsors of Aguas Argentinas S.A. and Aguas Provinciales de Santa Fe S.A. grant loans to those companies for the latter to be able to meet those commitments. On February 18, 2003 and July 14, 2004, financial assistance was granted to Aguas Argentinas S.A. in the amount of thousand of US$ 598 and thousand of US$ 6,300, respectively, while Banco de Galicia y Buenos Aires S.A. considers that Aguas Provinciales de Santa Fe S.A.'s request should not be admitted because in its opinion, no obligation remains unmet.

               In view of a notification of a deficit in funds by Aguas Provinciales de Santa Fe S.A., on November 5, 2003 a loan for an amount equivalent to thousand of US$ 329 was granted, under the terms of the contract signed with the International Finance Corporation.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 6:        (Continued)
------
               In the event of early termination of the concession contracts, under the terms thereof, Banco de Galicia y Buenos Aires S.A. and the other shareholders have guaranteed the IDB, Banco Europeo de Inversiones (BEI) and the IFC the pro rata collection of the financial assistance loans due from Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A. and Aguas Cordobesas S.A.

               These guarantees have been recognized under Memorandum accounts - Other Credit Contingencies.

               Banco de Galicia y Buenos Aires S.A. has covered with a provision the amount it estimates will be required to pay for these contingencies.

               g. Guarantees provided as security for direct obligations:

               As of September 30, 2004 Banco de Galicia y Buenos Aires S.A. records guarantees provided as security for direct obligations for $ 227,790 in memorandum accounts, as a result of commitments undertaken under the portfolio assignment and/or sale contracts signed with Galicia Creditos Hipotecarios Financial Trust and Citibank N.A. Buenos Aires Branch. According to those contracts, Banco de Galicia y Buenos Aires S.A. undertakes to repurchase and replace the receivables assigned with others of similar characteristics in the event of default.

               At December 31, 2003, the total amount of restricted assets was $ 6,136,353.

               In addition, as of September 30, 2004 the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets existing at its controlled entities subject to consolidation is restricted as follows:

               a. Galicia Valores S.A. Sociedad de Bolsa:

               As of September 30, 2004 this company held three shares of Mercado de Valores de Buenos Aires S.A. securing an insurance covering its transactions for $ 5,340. At the end of the previous year, restricted assets totaled $ 4,500.

               b. Tarjetas Cuyanas S.A.

               As of September 30, 2004, Banco Galicia y Buenos Aires S.A. ability to dispose of time deposits for $ 606 and $ 102 was restricted because this amount was earmarked to secure two Collection Agreements signed with the Revenue Board of the Province of Mendoza and Telefonica de Argentina, respectively. At the end of the same period of the previous year, its restricted assets totalled thousand of US$ 190, as a result of the agreement signed with the Revenue Board of the Province of Mendoza.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 6:        (Continued)
------
               c. Banco Galicia (Cayman) Limited (In Provisional Liquidation)

               All company's assets are administered by the liquidators in favor of creditors until the debt restructuring plan has been completed.

               d. Banco Galicia Uruguay S.A.:

               At the request of creditors of Banco Galicia Uruguay S.A., a restraining order has been issued enjoining this entity from disposing of its real property.

               Under a security interest agreement signed on July 24, 2003 and registered with the Registry of Movable Property - Pledges Division - Montevideo- Uruguay on August 5, 2003, the rights to collect debts from all debtors have been pledged as collateral in favor of the holders of transferable time deposit certificates and/or negotiable obligations issued in compliance with the debtor reorganization plan approved.

NOTE 7:        TRUST ACTIVITIES
------         ----------------

               a) Trust Agreements as security for compliance with obligations

               In order to secure compliance with contractual obligations, the parties to these agreements have agreed to deliver in trust to Banco de Galicia y Buenos Aires S.A. amounts to be invested according to the following detail:

               =================================================================
               Agreement   Trustor          Trust fund balance   Expiration date
                 date                       $      Thousands of
                                                      US$
               -----------------------------------------------------------------
               05.15.98    Natalio Garber      -    21,328       05.15.03(1)
                           y Silvia Chait
                           de Garber
               -----------------------------------------------------------------
               01.06.98    Eduardo Sumic y    11        27       07.07.07(2)
                           Ercides Ciani
               -----------------------------------------------------------------
               09.20.02    Tarjeta
                           Naranja         8,020         -       05.31.10(3)
                           S.A. I
               -----------------------------------------------------------------
               02.07.03    Tarjeta
                           Naranja         1,782         -       01.31.11(3)
                           S.A. II
               ================================================================

               b) Administration Trust Agreements

               Purpose: to administer and exercise the financial ownership of the trust assets.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                        Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 7         (Continued)
------
               ===============================================================
               Agreement Trustor     Trust fund balance       Expiration date
                 date                   $       Thousands of
                                                  US$
               ---------------------------------------------------------------
               12.23.02  Coca Cola      577       -              12.31.04(3)
                         de Argentina
                         S.A.
               ---------------------------------------------------------------
               02.23.04  Car Security     6       8              12.31.08(3)
               ===============================================================

               c) Financial trust agreement

               Purpose: to administer and exercise the financial ownership of the trust assets until the redemption of the debt securities.

               ===============================================================
               Agreement Trustor     Trust fund balance       Expiration date
                 date                   $       Thousands of
                                                  US$
               ---------------------------------------------------------------
               01.28.04  Tarjeta        3,580               -   08.01.10(4)
                         Naranja III
               ===============================================================
               (1) The agreement shall remain in force until its purpose has been complied with.
               (2) These amounts will be released upon maturity or when Banco de Galicia y Buenos Aires S.A. receives instructions in accordance with contract stipulations.
               (3) These amounts will be released monthly until the earlier of the settlement date of trustor obligations or the due date.
               (4) These amounts will be released monthy until the redemption of the debt securities.

NOTE 8:        NEGOTIABLE OBLIGATIONS AND OTHER DEBT SECURITIES
------         ------------------------------------------------
               a) As of September 30, 2004, Banco de Galicia y Buenos Aires S.A. had the following outstanding negotiable obligation issues:

               a.1) Banco de Galicia y Buenos Aires S.A. - Ordinary Negotiable Obligations

               ===============================================================
                                                                     ISSUE
               ISSUE DATE       RESIDUAL     MATURITY  RATE        AUTHORIZED
                              FACE VALUE                        BY THE NATIONAL
                             (IN THOUSANDS                        SECURITIES
                                 OF US$)                          COMMISSION
               ---------------------------------------------------------------
               11.08.93       14,613(*)      10 years  9.00%        10.08.93
               ===============================================================
               (*) These amounts correspond to past due negotiable obligations issued but not exchanged.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 8         (Continued)
------
               a.2) The Ordinary Shareholders' Meeting held on September 30, 1997, authorized the creation of a Global Program for a maximum total amount of thousand of US$ 1,000,000 for issuing ordinary negotiable obligations, not convertible into shares which may be issued in pesos, US dollars or other currencies.

               As of September 30, 2004, Banco de Galicia y Buenos Aires S.A. had the following short and medium-term negotiable obligation issues outstanding under the above program:

               ========================================================================================
                                                                                     ISSUE AUTHORIZED
               ISSUE DATE      RESIDUAL FACE         MATURITY           RATE           BY THE NATIONAL
                                   VALUE                                                 SECURITIES
                               (IN THOUSANDS                                             COMMISSION
                                  OF US$)
               ----------------------------------------------------------------------------------------
                06.11.01           889(*)           1,653 days       Libor plus 2%        04.22.98
               ----------------------------------------------------------------------------------------
                07.19.02       72,635(**)           1,840 days           7.875%           04.22.98
               ----------------------------------------------------------------------------------------
                07.19.02       43,161(**)           1,840 days      Libor - 6 months      04.22.98
                                                                         plus 4%
               ========================================================================================

              (*) These amounts correspond to past due negotiable obligations issued but not exchanged.
              (**) Negotiable obligations in normal situation, issued as a result of the New York Branch debt restructuring, but not included in Banco de Galicia y Buenos Aires S.A. debt restructuring.

                  In accordance with the provisions of the Negotiable Obligations Law and BCRA rules, the net proceeds from the Negotiable Obligations issue detailed in points a1) and a2) were used to provide financing to domestic companies with regard to investments in physical assets in Argentina, providing working capital or refinancing liabilities, granting consumer and mortgage loans for financing housing construction, investments in the share capital of domestic companies and other purposes envisaged by current regulations.

                  a.3) The Ordinary Meeting of Shareholders held on September 30, 2003 approved the creation of a Global Program for the issuance and reissuance of ordinary negotiable obligations, not convertible into shares, whether subordinated or not, secured or unsecured, for a maximum nominal amount of thousand of US$ 2,000,000 or its equivalent in any other currency, outstanding at any time during the life of the Program, as determined by the Board of Directors, for a maximum term of five years counted as from the authorization of the Program by the National Securities Commission (CNV), which took place on December 29, 2003

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)


NOTE 8         (Continued)
------
               pursuant to Resolution 14708, or for any other longer term the may authorize pursuant to regulations.

               At the date of the financial statements of Banco de Galicia y Buenos Aires S.A., through Resolution 14773 the CNV authorized the issue of ordinary, not convertible into shares, senior and subordinated Negotiable Obligations, for a total face value of thousand of US$ 1,400,000 or its equivalent in other currencies.

               The net proceeds of the negotiable obligations issued under the Program will be used to refinance the foreign debt, as required by Section 36 of the Negotiable Obligations Law, BCRA Communique "A" 3046 and its amendments, and other applicable regulations.

               As of September 30, 2004 Banco Galicia y Buenos Aires S.A. has the following outstanding Negotiable Obligation Issue Program:

               Ordinary Negotiable Obligations:

               ===========================================================================================
               ISSUE DATE       RESIDUAL FACE VALUE        MATURITY        RATE               ISSUE
                                       VALUE                                              AUTHORIZED BY
                                 (in thousands of                                            THE CNV
                                        US$)
               -------------------------------------------------------------------------------------------

                 05.18.04           464,802                (1)              (*)            12.29.03 and
                                                                                             04.27.04
               -------------------------------------------------------------------------------------------
                 05.18.04           352,839                (2)         Libor plus 3.5%     12.29.03 and
                                                                                             04.27.04
               ===========================================================================================

               (1) The principal on the Negotiable Obligations due 2014 will be amortized semi-annually, commencing on January 1, 2010, in installments equal to 11.11% of the original principal amount, until their due date, January 1, 2014, when the remaining 11.12% of the original principal will fall due.
               (2) The principal on the Negotiable Obligations due 2010 will be amortized semi-annually, commencing on July 1, 2006, in installments equal to 12.5% of the original principal, until their due date, January 1, 2010, when the remaining 12.5 % of the original principal will fall due.
               (*) Interest shall accrue as from January 1, 2004 at a 3% fixed rate, increased by 1% each year until an annual rate of 7% is reached, from January 1, 2008 up to but not including January 1, 2014.

               Subordinated Negotiable Obligations:

               ================================================================================

               ISSUE DATE        RESIDUAL FACE VALUE       MATURITY      RATE         ISSUE
                                  (in thousands of                                AUTHORIZED BY
                                        US$)                                         THE CNV
               --------------------------------------------------------------------------------
               05.18.04             223,666 (*)              (1)          (2)      12.29.03 and
                                                                                     04.27.04
               ================================================================================

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 8         (Continued)
------
               (1) These obligations will be fully amortized upon maturity, on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all Negotiable Obligations falling due in 2014 and 2010 have been fully redeemed.

               (2) Interest on Negotiable Obligations due in 2019 shall be payable in cash and in additional Negotiable Obligations due in 2019 semi-annually in arrears, on January 1 and July 1 of each year, commencing on July 1, 2004. The Negotiable Obligations due in 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, from January 1, 2004 up to but not including January 1, 2014. Such interest rate shall be increased to 11% per annum from January 1, 2014 up to but not including January 1, 2019, the due date of the Negotiable Obligations due in 2019, unless they are previously redeemed. The principal shall accrue interest at an annual fixed rate of 5%, as from January 1, 2004, which will be payable on January 1, 2014 and January 1, 2019 in the form of negotiable obligations.

               (*) Includes thousand of US$ 5,455 for the capitalization of interest that fell due on July 1, 2004, through additional Negotiable Obligations due in 2019. Furthermore, Grupo Financiero Galicia S.A. holds Subordinated Negotiable Obligations due in 2019 for a face value of thousand of US$ 102,465, which include capitalized interest on the new Subordinated Negotiable Obligations.

               As of September 30, 2004, principal and interest on Negotiable Obligations amount to $ 3,510,419, net of expenses, including the Negotiable Obligations issued as a result of the debt restructuring.

               As of December 31, 2003, principal and interest on Negotiable Obligations, net of discounts, totaled $ 1,645,838.

               b) Banco de Galicia y Buenos Aires S.A.'s controlled companies - Issue of negotiable obligations, debt certificates and other debt securities

               Complementarily with the measures adopted by Banco de Galicia y Buenos Aires S.A., during fiscal 2003 and the first three quarters of 2004, some controlled entities restructured a large portion of their financial debt, the renegotiation of certain liabilities for negotiable obligations having yet to be concluded.

               Below is disclosed the situation of each company in relation to third parties' debts as of September 30, 2004, and the valuation criteria followed:

               a) Banco Galicia Uruguay S.A.
               a1) Negotiable Obligations

               =================================================================
               ISSUE DATE       RESIDUAL FACE VALUE         MATURITY       RATE
                               (in thousands of US$)
               -----------------------------------------------------------------
                 12.24.02            158,393                 9 years        2%
               -----------------------------------------------------------------
                 08.31.03             13,863                 9 years     4.8606%
               -----------------------------------------------------------------
                 08.31.03             14,034                 2 years        2%
               -----------------------------------------------------------------
                 08.31.03              1,990                 5 years        2%
               =================================================================

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 8         (Continued)
------
               a2) Subordinated Negotiable Obligations

               =================================================================
               ISSUE DATE         RESIDUAL FACE VALUE      MATURITY     RATE
                                 (in thousands of US$)
               -----------------------------------------------------------------
               12.24.02                43,000 (*)           9 years       1%
               =================================================================
               (*) The Company holds 100% of these Subordinated Negotiable Obligations.

               b) Tarjetas Regionales S.A.

               Include the following instruments issued by the subsidiaries of Banco de Galicia y Buenos Aires S.A. indicated below, which have been valued as follows:

               Tarjetas Cuyanas S.A    Negotiable Obligations                 13,110

               Tarjetas del Mar S.A.   Past due Negotiable Obligations           981

               Tarjeta Naranja S.A.    Debt certificates covered by a trust   69,315
                                       Past due Negotiable Obligations         2,107
                                       Debt certificates covered by a
                                       trust II                               18,380

               The debt certificates covered by a trust were offered by Tarjetas Cuyanas S.A. and Tarjeta Naranja S.A. in exchange for Negotiable Obligations, within the framework of the debt restructuring process carried out by those companies. The trust guarantee securing those certificates is made up of a percentage (between 1 and 5%, according to the issuance) of the cash flows obtained by the companies through:

               a) The collection of receivables arising from the use of credit cards issued by those companies;
               b) the collection of consumer loans granted; and
               c) the refinancing of the receivables mentioned in points a) and
               b).

               Those debt certificates have been valued according to the method of the present value of future cash flows discounted at an estimated annual nominal market interest rate of 11% and applying this percentage to the estimated future collections at the earlier of the 7 or 8-year period agreed for each instrument or the full amortization of the certificates.

               As of September 30, 2004 Tarjetas Cuyanas S.A. had fully redeemed those certificates.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 8         (Continuued)
------
               Tarjetas Cuyanas S.A. non-interest bearing Negotiable Obligations for $ 13,500 were issued in July 2004 on a face value fully discounted basis, and placed at a market value of $ 12,982. 83% of the funds received were used to settle financial liabilities, 13% to settle commercial liabilities and 4% to settle tax liabilities.

               At the date of issue of these financial statements, Tarjeta Naranja S.A. was carrying out the necessary steps for the issuance of ordinary, non convertible for shares Negotiable Obligations for a nominal amount of up to thousand of US$ 50,000, to be placed through a public offering. This issuance was authorized by CNV Resolution 14920.

               As of September 30, 2004, Tarjetas del Mar S.A. and Tarjeta Naranja S.A. hold past due Negotiable Obligations as none of the offerings made by those companies under the liability restructuring process were accepted. Those obligations have been valued by both subsidiaries in the amount they are expected to be redeemed. Should those obligations be valued at the free US dollar, the effect on those companies' liabilities and shareholders' equity would amount to $ 1,741 and on the shareholders' equity of Tarjetas Regionales S.A., to $ 1,591.

               The maximum risk for the financial statements of Grupo Financiero Galicia S.A. amounts to approximately $ 1,489.

               Within the framework of the restructuring process involving the debts held by Tarjetas del Mar S.A. and Tarjeta Naranja S.A., Banco de Galicia y Buenos Aires S.A. made irrevocable capital contributions for $ 51,122 and $ 20,000 in those companies.

NOTE 9:        CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM
------         --------------------------------------------
               Law 24485 and Decree 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, beyond the system of privileges and safeguards envisaged in the Financial Institutions Law.

               Pursuant to Communique "A" 2337 and complementary rules, the Argentine Central Bank established rules for applying the deposit insurance and the way of settling the related contributions. The National Executive Power through Decree 1127/98 dated September 24, 1998 established the maximum limit of this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos or in foreign currency.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 9         (Continued)
------
               This System does not cover the deposits made by other financial institutions (including the time deposit certificates acquired through a secondary transaction), the deposits made by persons related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those set up after July 1, 1995 at an interest rate exceeding the one that the Argentine Central Bank regularly establishes based on a daily survey conducted by it.

               Deposits whose ownership has been acquired through endorsement and placements which offer incentives in addition to the interest rate are also excluded from this System.

               The System has been implemented through the creation of the Deposit Insurance Fund (FGD), which is managed by a company called Seguros de Depositos S.A. (SE.DE.S.A.). The shareholders of SE.DE.S.A. are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to that Fund.

               As from September 2004, BCRA Communique "A" 4206 reduced that contribution to 0.02%.

               As of September 30, 2004 the normal contribution to the Deposit Insurance Fund amounted to $ 287,595, of which $ 12,061 correspond to the current period.

NOTE 10:       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS
-------        ---------------------------------------------------
               Argentine Central Bank rules establish that 20% of the profits shown in the Income Statement at period end, plus (less) prior year adjustments must be allocated to the legal reserve.

               This proportion is applicable regardless of the ratio of the legal reserve fund to the capital stock.

               In addition to the restrictions set forth by the foreign debt refinancing agreements of Banco de Galicia y Buenos Aires S.A., as detailed in Note 1 to the consolidated financial statements - "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", and as a result of the facts described in Note 1 to the financial statements, through Resolution 81 dated February 8, 2002, the Argentine Central Bank established that while the assistance received from that Entity is in force, Banco de Galicia y Buenos Aires S.A. may not distribute dividends or any other return on capital in cash, remit profits or make payments for fees, interests or compensation related to results.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 10:       (Continued)
-------
               On June 2, 2004 Argentine Central Bank Communique "A" 4152 left without effect the suspension of the distribution of profits established by Communique "A" 3574; notwithstanding this, banks distributing profits are to be previously authorized by that Entity.

               Communique "A" 3785 provides that financial institutions which receive in compensation National Government bonds within the framework of Sections 28 and 29 of Decree 905/02, may record them at their technical value; while using this procedure, financial institutions may not distribute cash dividends, except for the amount of profits in excess of the difference between the carrying value and the market value of those bonds, net of the pertinent appropriation to legal reserve and to the reserve established by the bank's by-laws, and the same treatment will be given to those institutions which decide to exchange the Compensatory Bonds for promissory notes issued by the National Government. In the case of Grupo Financiero Galicia S.A., see
               Note 12 to the financial statements.

NOTE 11:       NATIONAL SECURITIES COMMISSION (Comision Nacional de Valores)
-------        -------------------------------------------------------------
               -Resolution No. 368/01

               The Bank's equity as of September 30, 2004 exceeds that required by Chapter XIX, points 4 and 5 of CNV Resolution No. 368/01 to act as over-the-counter broker.

               Furthermore, in compliance with Section 32 of Chapter XI of that resolution, as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES", "FIMA RENTA EN PESOS", "FIMA RENTA EN DOLARES", "FIMA MIX PLUS ", "FIMA MIX ", "FIMA RENTA CORTO PLAZO", "FIMA MONEY MARKET EN PESOS" "FIMA MONEY MARKET EN DOLARES", "FIMA GLOBAL ASSETS" and "FIMA RENTA LATINOAMERICANA", Banco de Galicia y Buenos Aires S.A. has a total of 221,399,399 units under custody for a market value of $ 197,560 as of September 30, 2004, which is included in the "Depositors of Securities in Custody" account.

               As of December 31, 2003, the securities held in custody by Banco de Galicia y Buenos Aires S.A. totaled 203,245,661 units and their market value amounted to $ 62,860.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 12:       PRIOR YEAR ADJUSTMENTS
-------        ----------------------
               On January 30, 2004, the BCRA released Communique "A" 4084 establishing a change of criterion for the valuation of assets delivered to the public sector. The effect of this change was recorded by Banco de Galicia y Buenos Aires S.A. as a counterpart under the Prior year adjustments caption, as established by BCRA Communique "A" 4095.

               The most significant changes include the treatment applicable to assets delivered as collateral for advances granted by the BCRA for the subscription of the bonds envisaged in Sections 10, 11 and 12 of Decree No. 905/02. At the option of Banco de Galicia y Buenos Aires S.A., these assets may be excluded from the treatment foreseen in Communique "A" 3911 described in Note 3.b.4. In this case, those assets are to be recorded at the value admitted for purposes of the creation of guarantees, under the terms of Section 15 of the above-mentioned Decree and BCRA Communiques "A" 3717 and "A" 3756.

               Communique "A" 4084 also contemplates that effective January 2004 past due and unpaid instruments issued by the public sector are to be recorded at the lower of the carrying value at December 31, 2003 or the value resulting from applying to the face value of those instruments, net of retirements or of those converted into tax options, as the case may be, the lower percentage resulting from applying the net present value method to Promissory Notes and Bonds issued by the Trust Fund for Provincial Development.

               It has also been established that interest accrued since December 2001 on the public debt instruments eligible for the sovereign debt restructuring agreement is to be recognized as a counterpart under an adjustment account.

               Banco de Galicia y Buenos Aires S.A. has opted to value the assets offered as collateral detailed below at the value admitted for purposes of providing the collateral. As of September 30, 2004, that Bank adjusted the carrying values as a counterpart in Prior year adjustment for $ 30,893.

               1) 502,876 Bonds (face value) secured by the National Government, issued within the framework of Decree No. 1579/02 as collateral for the advance to be requested from the BCRA for the subscription of the Hedge bond and the exchange of deposits with the financial system, as established by Decree No. 1836/2002;

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 12:       (Continued)
-------
               2) 153,331 Series 75 (VBY4) Argentine Republic External Bills (face value) at Badlar rate, and 127,141 Series 74 (VEY4) Argentine Republic External Bills (face value) at Survey rate, as collateral for the advance to be requested from the BCRA for the subscription of the Hedge bond. The reason for the adoption of this valuation criterion is to get authorization for those securities from the Ministry of Economy and the BCRA, under the terms of Sections 15 and 29 of Decree 905/02, which at the date of these financial statements was still pending (see Note 3 b.3.a)

               The analysis performed showed that the adjustment mentioned in the fourth paragraph of this Note, established in point 5. of Communique "A" 4084, is not applicable for purposes of estimating the effects on the valuation of the instruments mentioned in point 2).

               At the end of the previous year, in accordance with regulations in force at that date Banco de Galicia y Buenos Aires S.A. had capitalized the difference arising from application of the CVS index instead of the CER to certain financing for $ 102,705.

               As of September 30, 2004, in view of the lack of resolution on this issue, such asset was written off by Banco de Galicia y Buenos Aires S.A., charging $ 76,791 to prior year results, according to the criterion established by BCRA Communique "A" 4202, and using allowances previously set up to cover the difference.

               The figures for the same period of the previous year have been modified by Banco de Galicia y Buenos Aires S.A. and Grupo Financiero Galicia for comparative purposes.

NOTE 13:       CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES
-------        INSTITUTE (the "ISSB")
               ----------------------------------------------------
               Effective July 1, 1996, Decree No. 263/96 of the National Executive Power reduced to 1% and effective July 1, 1997 Decree No. 915/96 eliminated the 2% contribution on interest and fees that banks previously had to make to the ISSB, pursuant to
               Section 17 of Law No. 19322.

               Banco de Galicia y Buenos Aires S.A. has determined the aforementioned contributions in accordance with these regulations.

               The bank employee union (the "Banking Association") brought legal action calling for a stay against the National Executive Branch - Ministry of Public Works and Services, with a view to having
               Section 1 of Decree 263/96 declared null and unconstitutional, and obtained a favorable ruling from the Federal Court dealing with Administrative Litigation Matters, Panel I.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 13:       (Continued.)
-------
               The National Supreme Court of Justice declared out of order an extraordinary appeal made by the National Executive Branch on November 4, 1997. Therefore, the ruling in favor of the Banking Association became firm. In the opinion of the legal counsel of the financial institutions this ruling is not opposable against the banks because they were not a party to the aforementioned legal action.

               In April 1998, the Bank Employees' Health Care System (OSBA) made a final claim against Banco de Galicia y Buenos Aires S.A., which was refuted from the administrative angle before OSBA, the Federal Public Revenue Authority (AFIP) and the National Social Security Administration.

               Furthermore, the Banking Association brought legal action calling for a stay before the First Instance No. 5 Federal Social Security Court, requesting a precautionary measure ordering the OSBA not to bring legal actions for tax collection or make verifications on the grounds of article 17, clause f) of Law 19,322 until a final judgment is issued about whether this supposed claim is applicable. This latter measure is firm and was confirmed by the National Social Security Court (Panel II). OSBA filed an extraordinary appeal with the National Supreme Court of Justice, which was dismissed by the Court on November 21, 2000.

               Furthermore, OSBA has brought a legal action against all institutions in the financial system, before the Federal Court dealing with Administrative Litigation Matters, and the complaint has already been answered. The trial of the case has been ordered. Considering that a risk exists as to the interpretations that courts may make of this dispute, the Bank has agreed to a settlement regarding those disputed or doubtful rights, without this involving any recognition of rights. This settlement has been approved by the Federal Court of First Instance on Administrative Litigation Matters No. 4, in the case identified above, which will reduce the potential risk to which the Bank would be exposed if an unfavorable resolution were to be issued.

NOTE 14:       REGULATIONS ON BANK CURRENT ACCOUNTS
-------        ------------------------------------
               On March 24, 2001, the Competitiveness Law No. 25413 was enacted and promulgated. This norm repeals the system of fines and penalties for current account holders and financial institutions established by Laws No. 24452 and 24760. In the case of the latter, effective January 13, 1997, the law that was repealed provided a system of fines for financial institutions which would have kept current accounts open when they should have been closed, or would have opened current accounts to current account holders who had been disqualified.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 14:       (Continued.)
-------
               In view of the above, on April 16, 1999, Section 3 of Decree 347/99 of the National Executive Power established that:

               "In the case of the fines resulting from applying Section 62, last paragraph ..., as amended by Law No. 24,760, accumulated by each financial institution at the effective date of this decree, the Argentine Central Bank is empowered to set the amount of the fines between a minimum of fifteen thousand pesos ($ 15) and a maximum of two million pesos ($ 2,000) for each institution, based on the number of non-compliance by each one".

               In line with Argentine Central Bank Communique "A" 2909 Banco de Galicia y Buenos Aires S.A. has reported to the aforementioned body the current accounts kept open when they should have been closed and paid the corresponding fines, taking the aforementioned caps into consideration.

               Subsequently, Banco de Galicia y Buenos Aires S.A. received a communication from the Argentine Central Bank addressed to all financial institutions, calling upon them to pay the corresponding amount, pursuant to Section 62 of the Law Governing Checks. In view of this Banco de Galicia y Buenos Aires S.A. filed a claim for a temporary restraining order with the Federal Court of First Instance dealing with Administrative Litigation Matters No. 4, Clerk's Office No. 7, in the event that said communication might prove detrimental to its vested rights.

               The temporary restraining order has been dismissed by the lower court on the grounds that Decree No. 347/99 had been declared unconstitutional in the ordinary proceedings initiated by the Ombudsman requesting that such decree be declared null and void. The judgment entered in the action requesting protection of constitutional rights has been appealed by Banco de Galicia y Buenos Aires S.A. and on March 25, 2004 the Court of Appeals confirmed the lower court judgment. Consequently, the BCRA might again require Banco de Galicia y Buenos Aires S.A. to pay the difference between the sum paid following the guidelines of Decree No. 347/99 and the sum it should have paid as a result of the application of Section 62 of Law No. 24452, amended by Law No. 24760, as such claim was the subject matter of the action brought by that Bank.

               Notwithstanding this, the BCRA might require Banco de Galicia y Buenos Aires S.A. to pay that difference if the judgment rendered in the action brought by the Ombudsman were to be confirmed or become firm. Banco de Galicia y Buenos Aires S.A. considers that this would not substantially affect its equity.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 15:       SETTING UP OF THE "GALTRUST I" INDIVIDUAL FINANCIAL TRUST
-------        ---------------------------------------------------------
               At the meeting held on March 15, 2000, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager in a global program for setting up financial trusts for a face value of up to thousand of US$ 1,000,000. The creation of this program was approved by the National Securities Commission through resolution No. 13334 dated April 6, 2000.

               The trustee of this trust will be First Trust of New York, National Association, through its permanent representation in Argentina.

               Under this global program, on October 20, 2000, Banco de Galicia y Buenos Aires S.A. transferred the trust ownership of loans amounting to thousand of US$ 490,224 granted to Argentine Provinces collateralized by the federal tax sharing corresponding to those Provinces, and reserve investments for thousand of US$ 7,761, to the Galtrust I Financial Trust.

               As a counterpart, Banco de Galicia y Buenos Aires S.A. received Class A Debt Securities for a face value of thousand of US$ 100,000, Class B Debt Securities for a face value of thousand of US$ 200,000 and Certificates of Participation for a face value of thousand of US$ 200,000.

               As of September 30, 2004 and December 31, 2003, Banco de Galicia y Buenos Aires S.A. held debt securities and certificates of participation in its portfolio for $ 661,241 and $ 646,143, respectively.

NOTE 16:       SETTING UP OF THE "GALTRUST II and V" INDIVIDUAL FINANCIAL TRUSTS
-------        -----------------------------------------------------------------
               At the meeting held on December 6, 2001, the Board of Directors of Banco de Galicia y Buenos Aires S.A. approved the creation of the Universal Program for the Securitization of Loans for the issue of debt securities and/or certificates of participation in Galtrust Financial Trusts. This program was approved by the National Securities Commission resolution No. 13334 dated April 6, 2000, for a face value of up to thousand of US$ 1,000,000 (the "Program") and authorized Banco de Galicia y Buenos Aires S.A.'s participation as originator, trustor and manager of that program.

               The trustee of those trusts is First Trust of New York, National Association, through its permanent representation in Argentina

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:       (Continued.)
-------
               Four financial trusts, Galtrust II, III, IV and V - Mortgage bills, were set up under the above-mentioned program, and Certificates of Participation and Debt Securities were issued.

               Banco de Galicia y Buenos Aires S.A. subscribed 100% of the certificates of participation and the Class A and Class B Debt Securities were subscribed by the New York Branch, Banco de Galicia Uruguay S.A. and Aseguradora de Personas Galicia S.A. (formerly Hartford Seguros de Vida S.A.)

               On December 26, 2002 the Galtrust III and IV financial trusts were terminated.

               As of September 30, 2004, Banco de Galicia y Buenos Aires S.A. and Banco de Galicia Uruguay S.A. held in their portfolio $ 27,556 and $ 36,876, respectively, while as of December 31, 2003, they held $ 22,662 and $ 46,110, respectively.

NOTE 17:       GALICIA 2004 AND 2005 TRUSTS
-------        ----------------------------
               In November 1999 a "Framework Trust Agreement" was entered into by and between Banco de Galicia y Buenos Aires S.A. as trustor and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of the mentioned Bank, to be determined from time to time by the Board of Directors. For such purpose, the "Galicia 2004 Trust" was created, and the amount of thousand of US$ 4,000 was transferred to the trustee, which was used for the purchase of shares and ADSs of Grupo Financiero Galicia S.A. On June 15, 2003 Galicia 2004 Trust was early terminated, the shares and ADSs having been delivered to the beneficiaries designated.

               The ADS balance of 157,669.40 of the Galicia 2004 Trust that was not awarded to the beneficiaries formed the Galicia 2005 Trust.

NOTE 18:       CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES
-------        ---------------------------------------------
               The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with those of the year ended December 31, 2003, in order to disclose the changes in those assets and liabilities during the current period is as follows:

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:       (Continued.)
-------

               =============================================================================================
                                                                                    9.30.04        12.31.03
                                                                                   -------------------------
               ASSETS
                                                                                   -------------------------
               LOANS                                                               11,493,793     11,049,561
                                                                                   -------------------------
               - To the non-financial public sector                                 8,025,805      7,800,551
               - To the financial sector                                              145,108        194,692
               - To the non-financial private sector and residents abroad           4,224,487      4,231,633
                 - Overdrafts                                                         160,644        218,902
                 - Notes                                                            1,113,339      1,387,766
                 - Mortgage loans                                                     670,757        719,593
                 - Pledge loans                                                        90,619         54,644
                 - Consumer loans                                                      86,960         55,175
                 - Credit card loans                                                  977,985        818,837
                 - Others                                                             624,488        456,716
                 - Accrued interest and quotation differences receivable              503,236        523,080
                 - Documented interest                                                (3,527)        (2,485)
                 - Unallocated collections                                               (14)          (595)
               - Allowances                                                         (901,607)    (1,177,315)
                                                                                   -------------------------
               OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                 6,609,878      6,094,704
                                                                                   -------------------------
               - Argentine Central Bank                                                78,430         69,846
               - Amounts receivable for spot and forward sales to be settled            8,934              -
               - Securities to be received under spot and forward purchases to
                 be settled                                                           374,413            138
               - Unlisted negotiable obligations                                       80,315        103,792
               - Others not included in the debtor classification regulations       5,915,493      5,736,462
               - Others included in the debtor classification regulations             153,658        205,693
               - Accrued interest receivable not included in the debtor
                 classification regulations                                            89,611         79,158
               - Accrued interest receivable included in the debtor
                 classification regulations                                             5,153          1,623
               - Allowances                                                           (96,129)      (102,008)
               ==============================================================================================

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:       (Continued)
-------

               ===============================================================================================
                                                                                      9.30.04         12.31.03
                                                                                   ---------------------------
               LIABILITIES
                                                                                   ---------------------------
               DEPOSITS                                                             6,101,255        5,583,991
                                                                                   ---------------------------
               - Non-financial public sector                                           23,234           12,412
               - Financial sector                                                      23,063           19,460
               - Non-financial private sector and residents abroad                  6,054,958        5,552,119
                 - Current accounts                                                 1,501,576        1,163,703
                 - Savings accounts                                                 1,179,911          818,888
                 - Time deposits                                                    2,967,449        2,838,480
                 - Investment accounts                                                    501              184
                 - Others                                                             309,416          533,626
                 - Accrued interest and quotation differences payable                  96,105          197,238
                                                                                   ---------------------------
               OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                14,056,112       15,099,421
                                                                                   ---------------------------
               - Argentine Central Bank                                             8,096,262        8,132,902
                 - Liquidity assistance loans                                       5,400,540        5,579,978
                 - Others                                                           2,695,722        2,552,924
               - Banks and international entities                                     796,239        2,735,480
               - Unsubordinated negotiable obligations                              3,371,884        2,392,909
               - Amounts payable for spot and forward purchases to be settled         288,992                -
               - Securities to be delivered under spot and forward sales to be
                 settld                                                                10,407           99,604
               - Loans from domestic financial institutions                           175,160          131,763
               - Others                                                               926,270        1,003,865
               - Accrued interest and quotation differences payable                   390,898          602,898
                                                                                   ---------------------------
               SUBORDINATED NEGOTIABLE OBLIGATIONS                                    361,391                -
               ===============================================================================================

NOTE 19:       SITUATION OF CERTAIN COMPANIES CONSOLIDATED WITH BANCO DE
-------        GALICIA Y BUENOS AIRES S.A.
               ---------------------------------------------------------
               Corporate merger between Tarjeta Comfiar S.A. and Tarjeta Naranja S.A.

               On September 15, 2003, the Board of Directors of Tarjeta Comfiar S.A. and Tarjeta Naranja S.A. signed a preliminary merger agreement involving the two companies, whereby Tarjeta Comfiar S.A. would merge into Tarjeta Naranja S.A. Under this agreement, as from January 1, 2004 these companies shall jointly conduct the corporate business to take greater advantage of existing resources. The Preliminary Merger Agreement was approved by the Extraordinary Meetings of Shareholders of Tarjeta Comfiar S.A. and Tarjeta Naranja S.A., held on October 2, 2003.

               The Final Merger Agreement was signed on November 14, 2003. Since that date, the Board of Directors of Tarjeta Naranja S.A. has assumed responsibility for the administration and representation of Tarjeta Comfiar S.A.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 19:       (Continued)
-------
               As a result of the merger process mentioned above, effective January 1, 2004 Tarjeta Naranja S.A. absorbed Tarjeta Comfiar S.A., which was dissolved without being liquidated to continue with the business activities carried out by it until that time under the name of Tarjeta Naranja S.A., under the preliminary merger agreement, assuming all contingent rights and obligations of the merged company.

               Corporate merger between Tarjeta del Mar S.A. and Tarjeta Naranja S.A.

               On March 24, 2004, the Superintendency of Corporations of Cordoba ordered the registration of that company with the Public Registry of Commerce, all legal requirements under applicable regulations having been met at that date.

               On September 20, 2004 the Boards of Directors of Tarjeta Naranja S.A. and Tarjetas del Mar S.A. held a meeting at each company, which dealt with the necessary evaluation and analysis to carry out the merger of Tarjetas del Mar S.A. into Tarjeta Naranja S.A., the latter being the merging company. The reasons for this process are the advantages that can be gained as a result of the joint actions and the unification of both companies' business activities, which would improve the services provided by them and reduce operating costs.

               At those Board meetings, the carrying out of all necessary steps to formalize the merger between Tarjeta Naranja S.A. (merging company) and Tarjetas del Mar S.A. (merged company) was authorized, within the framework of a corporate reorganization under the terms of Section No. 77 of the Income Tax Law and Section No. 109 of its regulatory decree.

               As of September 30, 2004, Tarjetas del Mar S.A. and Galicia Capital Markets S.A. reported deficits in their equity, and this situation is subject to the provisions of Section 94, subsection
               5) of the Corporations Law.

               Under Decree No. 1293/03, the application of this norm, which provides for Company dissolution due to loss of the capital stock, unless it is restored by shareholders, has been suspended until December 10, 2004.

NOTE 20:       GALICIA MORTGAGE LOANS AND SECURED LOANS TRUSTS
-------        -----------------------------------------------
               As part of the implementation of the Galicia Capitalization and Liquidity Plan, during May 2002, "Galicia Mortgage Loans Financial Trust" was created, by which mortgage loans for $ 312,774 were transferred, receiving in exchange $ 234,580 in cash and certificates of participation for $ 78,194.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 20:       (Continued)
-------
               The trustee is ABN AMRO Bank Argentine Branch, with various domestic financial institutions acting as subscribers.

               Under the terms of the contract, in the event of default, Banco de Galicia y Buenos Aires S.A. undertakes to repurchase and/or replace the loans with others of similar characteristics.

               The Secured Loans Trust has been created and the parties to it are Banco de la Provincia de Buenos Aires as beneficiary and BAPRO Mandatos y Negocios S.A., as trustee. Under this Trust, secured loans for $ 108,000 were transferred and $ 81,000 in cash and certificates of participation for $ 27,000 were received in exchange.

               In certain cases, Banco de Galicia y Buenos Aires S.A. is required to repurchase the certificates of participation.

               As of September 30, 2004, the certificates of participation amounted to $ 138,358 and $ 43,348, respectively.

               As of December 31, 2003, the certificates of participation amounted to $ 118,396 and $ 40,494, respectively.

NOTE 21:       SETTING UP OF FINANCIAL TRUST
-------        -----------------------------
               - Tarjetas Cuyanas S.A.

               On March 24, 2004, the Board of Directors of Tarjetas Cuyanas S.A. approved the creation of one or more financial trusts for the securitization of receivables arising from the use of credit cards issued by the Company, for which purpose fiduciary securities would be issued to place on the market.

               Consequently, through CNV Resolution dated June 18, 2004 Tarjetas Cuyanas S.A. obtained authorization for the issuance of "Tarjeta Nevada I" Financial Trust participation certificates for a face value of $ 15,000. As established in that Trust's offering circular supplement, the Issuing Trustee is Banco Patagonia Sudameris S.A., the Trustor, Manager and Trust Beneficiary, Tarjetas Cuyanas S.A., and the Underwriters, Banco Patagonia Sudameris S.A. and Banco Regional de Cuyo S.A.

               On July 21, 2004, Tarjetas Cuyanas S.A. received the proceeds from the placement on the market of the Class A Certificates of Participation for $12,000 at an annual cut-off rate of 6%, for a term of four months. The Class B Participation Certificate for a total amount of $ 1,500 was placed at an annual rate of 8.5%, for an average term of 7 months, and the Class C participation Certificate for $ 1,500 is subordinated to the former ones.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 21:       (Continued)
-------
               - Tarjeta Naranja S.A.
               Tarjeta Naranja I Financial Trust:

               In accordance with Law 24441, on August 2, 2004 a financial trust agreement was entered into by and between Tarjeta Naranja S.A., as trustor and Banco Patagonia Sudameris S.A., as trustee, whereby the "Tarjeta Naranja I Financial Trust" was created. This trust is composed of trust assets consisting of receivables for the use of credit cards issued by Tarjeta Naranja S.A. for a trust amount of $ 40,000.

               The Trustor fully adhered to the Framework Agreement formulated by the Trustee under the Program, which had been authorized by CNV Resolution No. 13573 dated October 6, 2000.

               The Trust shall expire on the servicing date of all Trust Securities, which shall be redeemed exclusively with the trust assets, pursuant to issue conditions.

               The Trust issued the following classes of trust securities for a face value of $ 1: (a) Class A Participation Certificates for a face value equivalent to 80% of the total face value, that is, $ 32,000, accruing interest at an annual nominal rate of 8%; (b) partially subordinated Class B Participation Certificates for a face value equivalent to 10% of the total face value, that is, $ 4,000, accruing interest at an annual nominal rate of 11%; and
               (c) Class C Participation Certificates, for a face value equivalent to 10% of the total face value, that is, $ 4,000, and accruing the Trust's remaining interest. Each Class of Trust Securities will fall due after 90 days have elapsed from the normal due date of the longest term receivable.

               A public offering was made to investors of the Participation Certificates, which were fully subscribed on August 26, 2004.

               Tarjeta Naranja II Financial Trust:

               In accordance with Law 24441, on October 22, 2004 a financial trust agreement was entered into by and between Tarjeta Naranja S.A., as trustor and Banco Patagonia Sudameris S.A., as trustee, whereby the "Tarjeta Naranja II Financial Trust" was created. This trust is composed of trust assets consisting of receivables for the use of credit card coupons issued by Tarjeta Naranja S.A. for a total trust amount of $ 50,000.

               At October 1 (transfer date), the face value of the receivables transferred to pay up the trust amount totaled $ 50,801.

               The agreement contemplates the transfer of the trust ownership of new receivables for an equivalent amount to the one collected, net of the contribution to the Trust's expense fund and of the servicing on the Trust debt securities.

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 21:       (Continued)
-------
               The Trustor fully adhered to the Framework Agreement formulated by the Trustee under the Program, which had been authorized by CNV Resolution No. 13573 dated October 6, 2000.

               The Trust shall expire on the servicing date of all Trust Securities, which shall be redeemed exclusively with the trust assets, pursuant to issue conditions.

               The Trust shall issue the following classes of trust debt securities for a face value of $ 1: (a) Class A Trust Debt Securities for a face value equivalent to 80% of the total face value, that is, $ 40,000, accruing interest at a reference rate defined as the CER monthly variation, plus a 3% annual nominal rate, between 8% and 15% annual nominal rates for a term of 15 months; (b) partially subordinated Class B Trust Debt Securities for a face value equivalent to 10% of the total face value, that is, $ 5,000, accruing interest at a reference rate defined as the CER monthly variation, plus a 5% annual nominal rate, between 11% and 20% annual nominal rates for a term of 17 months; and (c) Class C Trust Debt Securities, for a face value equivalent to 10% of the total face value, that is, $ 5,000, and accruing the Trust's remaining interest.

               A public offering will be made to investors of the Trust Debt Securities.

NOTE 22:       SEGMENT REPORTING
-------        -----------------
               Below is a detail of the accounting information as of September 30, 2004, classified according to the related business segment:

               Primary segment: Business Segment.

                                    Financial       Services            Total
                                    brokerage

               Income               1,220,535       383,815          1,604,350
               Expenses              (932,423)      (68,789)        (1,001,212)
                                    --------------------------------------------
               Result                 288,112       315,026            603,138
                                    ============================================

               Secondary segment:   Geographical area segment.

                                    City of Buenos    Rest of country   Total
                                       Aires and
                                        Greater
                                     Buenos Aires

               Financial brokerage
               Income               1,118,354       102,181          1,220,535
               Expenses              (854,362)      (78,061)          (932,423)
                                    -------------------------------------------
               Result                 263,992        24,120            288,112
                                    ===========================================

                         Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
           Notes to the Consolidated Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 22:       (Continued)
-------
               Services
               Income             351,683            32,132            383,815
               Expenses           (63,030)           (5,759)           (68,789)
                                  ----------------------------------------------
               Result             288,653            26,373            315,026
                                  ==============================================

               The accounting measurement of assets and liabilities allocated to the above-mentioned segments is as follows:

                                                                         Total
               Assets
               Government and corporate securities                   1,747,512
               Loans                                                11,493,793
               Other receivables resulting from
                financial brokerage                                  6,609,878
               Assets under financial leases                            75,776

               Liabilities
               Deposits                                              6,101,255
               Other liabilities resulting from financial
                brokerage                                           14,056,112

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the Optional System
         for the Mandatory Acquisition of Sshares in a Public Offering"
                     Statement of Financial Condition as of
                    September 30, 2004 and December 31, 2003
                     (figures stated in thousands of pesos)
                                    (Note 2)

================================================================================
                                                           9.30.04      12.31.03
                                                         -----------------------
ASSETS

CURRENT ASSETS
Cash and due from banks (Notes 3 and 11 and
 Schedule G)                                                   477         1,164

Investments (Notes 9 and 11 and Schedules C and G)          29,954        24,499

Other receivables (Notes 4, 9 and 11 and Schedule G)         1,112         5,745
                                                         -----------------------
Total Current Assets                                        31,543        31,408
                                                         -----------------------
NON-CURRENT ASSETS

Other receivables (Notes 4, 9, 11 and 13 and
 Schedule G)                                                 3,636         4,438
Investments (Notes 9, 10 and 11 and Schedules C,
 E and G)                                                1,568,019     1,418,245

Fixed assets  (Schedule A)                                   3,322         3,431

Intangible assets (Schedules B and E)                        4,548         6,947
                                                         -----------------------
Total Non-current Assets                                 1,579,525     1,433,061
                                                         -----------------------
Total Assets                                             1,611,068     1,464,469
================================================================================

================================================================================
                                                           9.30.04      12.31.03
                                                         -----------------------
LIABILITIES

CURRENT LIABILITIES

Salaries and social security  liabilities
 (Notes 5 and 9)                                                74            74
Tax liabilities (Notes 6 and 9)                              4,292           298
Other liabilities (Notes 7, 9 and 11 and
 Schedule  G)
                                                               487         1,354
                                                         -----------------------
 Total Current Liabilities                                    4,853        1,726
                                                         -----------------------
NON-CURRENT LIABILITIES

Tax liabilities (Notes 6, 9 and 13)                          51,013       43,354

Other liabilities (Notes 7 and 9)                                 3            6
                                                         -----------------------
Total Non-current Liabilities                                51,016       43,360
                                                         -----------------------
Total Liabilities                                            55,869       45,086
                                                         -----------------------
SHAREHOLDERS' EQUITY (per related statement)              1,555,199    1,419,383
                                                         -----------------------
Total Liabilities and Shareholders' Equity                1,611,068    1,464,469
================================================================================

The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the Optional System
         for the Mandatory Acquisition of Shares in a Public Offering"
    Income Statement For the period of nine months ended September 30, 2004
     In comparative format with the same period of the previous fiscal year
                     (figures stated in thousands of pesos)
                                    (Note 2)

================================================================================
                                                         9.30.04         9.30.03
                                                         -----------------------
Administrative expenses (Note 11 and Schedule H)         (13,635)        (6,262)
Loss on investments in related entities                  (61,541)      (104,500)
Financial and holding gains / (losses) (Note 11)           9,855        (22,918)
- Generated by assets                                      9,853        (23,506)
Interest
On time deposits (*)                                         142            856
On negotiable obligations (*)                              2,503          1,077
Others                                                       104             67
CER (*)
On time deposits                                               5              -
Result of valuation of negotiable obligations                974              -
Result of Indol contracts                                      -            (43)
Result of fiscal credit certificates                           -             89
Result of purchase and sale of government securities        (568)        (1,456)
Result of purchase and sale of corporate securities         (109)             -
Mutual fund yield                                              3              7
Exchange gain / (loss)                                     6,799        (22,495)
Loss on exposure to inflation                                  -         (1,608)
- Generated by liabilities                                     2            588
Exchange gain                                                  2             89
Gain on exposure to inflation                                  -            499
Other income and expenses                                    604          6,244
                                                         -----------------------
Pre-tax loss                                             (64,717)      (127,436)
                                                         -----------------------
Income tax (Note 13)                                      (9,493)              -
                                                         -----------------------
Loss for the period                                      (74,210)      (127,436)
================================================================================
(*) Balances net of eliminations corresponding to intercompany transactions, pursuant to Section 33 of Law 19550. See Note 11.

The accompanying Notes 1 to 17
and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Statement of Changes in Shareholders' Equity
                          For the period of nine months
                            ended September 30, 2004.
     In comparative format with the same period of the previous fiscal year
                     (figures stated in thousands of pesos)
                                    (Note 2)

====================================================================================================================================
                                      Shareholders' contributions (Note 8)                            Retained earnings (Note 12)
                           ---------------------------------------------------------------------------------------------------------


                                                                                                    Profit reserves
                            Capital       Capital          Non-capitalized                          --------------------------------
 Item                        stock       adjustment        contributions
                                                       ------------------------
                                                       Issuance    Irrevocable       Total        Legal     Discretionary     Other
                                                       premiums   contributions
------------------------------------------------------------------------------------------------------------------------------------

Balances at beginning of
year                        1,092,407     1,314,673     174,626            -       2,581,706      29,493            -           -

Prior year adjustments
(Note 17)                           -             -           -            -               -           -            -           -
                            --------------------------------------------------------------------------------------------------------
Modified and adjusted
balances at beginning of
year.                       1,092,407     1,314,673     174,626            -       2,581,706      29,493            -           -

Capital increase
(Note 16)                     149,000             -      61,026            -         210,026           -            -           -

Net loss for the period             -             -           -            -               -           -            -           -
                            --------------------------------------------------------------------------------------------------------
Total                       1,241,407     1,314,673     235,652            -       2,791,732      29,493            -           -
====================================================================================================================================

                                Retained earnings (Note 12)
                                ---------------------------

                                   Total       Unapropriated         Total              Total
                                                 retained        shareholders'      shareholders'
                                                 earnings        equity as of       equity as of
                                                                   9.30.04             9.30.03
                                   --------------------------------------------------------------
Balances at beginning of           29,493      (1,148,862)        1,462,337           1,638,637
year

Prior year adjustments
(Note 17)                               -         (42,954)          (42,954)              2,009


Modified and adjusted              29,493      (1,191,816)        1,419,383           1,640,646
balances at beginning of
year.

Capital increase (Note 16)              -               -           210,026                   -

Net loss for the period                           (74,210)          (74,210)           (127,436)

Total                              29,493      (1,266,026)        1,555,199           1,513,210
===============================================================================================

The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                             Statement of Cash Flows
                          For the period of nine months
                            ended September 30, 2004.
     In comparative format with the same period of the previous fiscal year
                     (figures stated in thousands of pesos)
                                    (Note 2)

================================================================================
                                                           9.30.04       9.30.03
--------------------------------------------------------------------------------
CHANGES IN CASH
Cash and cash equivalents at beginning of the year          1,164         1,293
Cash and cash equivalents at end of the period                477           939
                                                          ----------------------
Decrease in cash and cash equivalents, net                   (687)         (354)
                                                          ----------------------
                                                          ----------------------
REASONS FOR CHANGES IN CASH
Operating activities
Collections for sales of goods and services                    25           345
Payments to suppliers of goods and services                (2,877)       (3,675)
Payments to the staff and social security contributions      (601)         (604)
Payment of income tax                                           -        (1,321)
Payments of other taxes                                    (4,293)       (4,491)
Other operating payments                                   (1,713)         (153)
                                                          ----------------------
Net cash flow used in operating activities                 (9,459)       (9,899)
                                                          ----------------------
Investing activities

Collections for fixed assets sold                               -            32
Payments for purchases of  fixed assets                       (49)           (7)
Irrevocable contributions in Net Investment                  (616)       (3,299)
Dividends collected                                           438             -
Interest collected                                          8,999         1,735
Financing granted                                               -        (5,583)
Collections of investments                                      -        16,667
                                                          ----------------------
Net cash flow provided by investing activities              8,772         9,545
                                                          ----------------------
Decrease in cash and cash equivalents, net                   (687)         (354)
================================================================================
The accompanying Notes 1 to 17 and Schedules A, B, C, E, G and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                        Notes to the Financial Statements
                     For the period of nine months commenced
                  January 1, 2004 and ended September 30, 2004.
                         presented in comparative format
                     (figures stated in thousands of pesos)

NOTE 1:        ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON GRUPO FINANCIERO
------         GALICIA S.A. AND BANCO DE GALICIA Y BUENOS AIRES S.A.
               ---------------------------------------------------------------
               During 2003 and during the current fiscal year, a remarkable improvement was recorded by the Argentine economy, which put an end to the economic recession that had started in the second half of 1998, and worsened at the end of 2001 and the first half of 2002, certain economic indicators having shown signs of recovery. Also, interest rates have fallen and the exchange market has stabilized. The financial system has gradually recovered its liquidity levels, recording an increase in deposits and in certain types of borrowing.

               In spite of the change in the economic trends mentioned above, a situation characterized by high levels of unemployment and a major external public and private debt burden as well as country risk indicators far above normal average recorded by developing countries still persists. The National Government's ability to meet its foreign debt obligations continues to be impaired.

               A favourable outcome of the restructuring negotiations of the public debt being carried out with creditors will be essential to reduce uncertainty as to the fiscal outlook over the next few years.

               The Argentine Government has submitted a general proposal for the restructuring of the sovereign debt in default issued prior to December 31, 2001.

               To confront the crisis that started at the end of 2001, the Government issued a number of measures to restrict the free availability and circulation of cash and the transfer of foreign currency abroad.

               On January 6, 2002, the Government enacted Law 25561 (Public Emergency and Exchange System Reform Law) that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force since March 1991. On February 3, 2002, the Government announced new economic measures through Decree 214 (Restructuring of the financial system), complemented by Decree 410 dated March 1, 2002, Decree 260 (Exchange Regime) dated February 8, 2002 and Decree 905/02 dated May 31, 2002, substantially modifying some of the measures implemented by the Public Emergency and Exchange System Reform Law.

               Subsequently, decrees and regulations were issued which introduced other amendments, as described below:

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                        Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:        (Continued)
------
               Foreign exchange system
               -----------------------

               On February 8, 2002 Decree 260 (Exchange Regime) was issued, establishing as from February 11, 2002 a single free exchange market system, through which all transactions involving the exchange of currency are to be traded at exchange rates to be freely agreed according to the requirements of the Argentine Central Bank. Controls and restrictions had been imposed and then gradually relaxed.

               Through Communication 48070, the Argentine Central Bank published exchange regulations in force as of September 30, 2004.

               Loans and other financing
               -------------------------
               As laid down by Law No. 25561, Decree No. 214/02 and complementary rules and amendments, loans granted by the Argentine financial system in US dollars or any other foreign currency, governed by Argentine legislation, have been converted to pesos according to the following guidelines: (i) to the non-financial private sector, at the $1 = US$1 parity or its equivalent in any other foreign currency, (ii) to the non-financial public sector at the $1.40 = US$1 parity or its equivalent in any other foreign currency and (iii) to the financial sector at the $1.40 = US$1 parity or its equivalent in any other foreign currency.

               Those measures contemplated the application of the Reference Stabilization Index (CER) to loans of whatever nature converted to pesos, to which a maximum interest rate determined by the BCRA is applied, except for those to which the salary variation index
               (CVS) was applied from October 1, 2002 to March 31, 2004, namely:

               - Mortgage loans secured by family residence originally agreed for up to US$ 250,000.

               - Consumer loans originally agreed for up to US$ 12,000.

                - Pledge consumer loans originally agreed for up to US$ 30,000. The lower of the contractual interest rate in force as of February 3, 2002 or that determined by the BCRA is applied to these loans.

               The CVS is an index that measures the daily rate of change derived from the monthly change in the Salary Index (IS), while the CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index
               (CPI).

               Since the beginning of the economic crisis in early 2002, Banco de Galicia y Buenos Aires S.A. has been restructuring its loan portfolio, this restructuring process being in its final stage. Also, that portfolio has been duly covered by an allowance.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:        (Continued)
------
               Deposits with the financial system
               ----------------------------------
               Through Decree 1570/2001, the National Executive Branch (PEN) imposed restrictions on the withdrawals of funds from financial institutions. Subsequently, regulations were issued establishing a rescheduled maturities scheme involving certain deposits with the financial system (known as CEDROS).

               Law No. 25561 and Decree No. 214/02 established that all deposits denominated in US dollars or any other currency placed in the financial system are to be converted to pesos at the $ 1.40 = US$ 1 parity. These norms also establish that financial institutions are to comply with their obligations reimbursing pesos. The CER and a minimum interest rate have been applied to those deposits.

               On various occasions, the National Executive Branch (PEN) established the possibility of savers exercising the option to exchange their deposits originally arranged in foreign currency for peso and US dollar-denominated government securities, the National Government being responsible for crediting those bonds. Rescheduled deposits for which no option has been exercised were registered with a "Notarial Record of Rescheduled Deposits" kept by Caja de Valores S.A. Those rescheduled deposits are listed negotiable securities and may be negotiated on self-regulated markets in Argentina.

               As of September 30, 2004, principal amounts on rescheduled deposits and CEDROS are $ 150.228.

               Public sector debt
               ------------------
               Decree No. 1387/01 dated November 1, 2001 established the possibility of financial institutions exchanging national public sector debt instruments and loans under the Promissory Note/Bond program for new loans called Secured Loans. Conversion was made at face value and at a one-to-one rate in the same currency as that of the exchanged public sector obligation.

               Decree 471/02 dated March 8, 2002 established that the obligations of the National, Provincial and Municipal Public Sectors outstanding as of February 3, 2002 denominated in US dollars or any other currency, governed only by Argentine law, are to be converted at an exchange rate of $ 1.40 per US dollar or its equivalent in other foreign currency and adjusted applying the CER.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:        (Continued)
------
               The obligations of the Public Sector converted into pesos as explained above accrue interest at rates ranging from 2% to 5%, depending on the characteristics of the original debt.

               Decrees Nos. 644/02 and 79/03 established the steps to be taken by financial institutions to accept the new terms and conditions for receiving principal and/or interest payments on the secured loans. If financial institutions were to reject those terms and conditions, their situation will revert to the moment prior to the exchange.

               On August 27, 2002, National Executive Branch Decree No. 1579/02, instructed the Fiduciary Fund for the Provincial Development to assume the provincial debts instrumented in government securities, bonds, treasury bills or loans that are voluntarily converted into Secured Bonds.

               Through Resolutions Nos. 539/02 and 611/02 dated October 25 and November 12, 2002, respectively, the Ministry of Economy of the Nation established the unified calculation method applicable to debts encompassed by the conversion regime laid down by Decree No. 1579/02, and set a time limit within which financial institutions having made offers to convert provincial public debt within the framework of Decree No. 1387/01 and complementary rules may declare their intention to withdraw those offers.

               On November 19, 2002, the Ministry of Economy of the Nation issued Resolution No. 624/02, establishing the provincial public debt eligible to be exchanged for bonds and secured loans issued by the Fiduciary Fund for the Provincial Development. In addition, Resolutions Nos. 742/02 and 135/03 communicated the acceptance of certain exchange offers made by financial institutions.

               Reorganization and bankruptcy proceedings
               -----------------------------------------
               On January 30, 2002, Law 25563 on reorganization and bankruptcy proceedings was enacted, which declared a production and credit emergency generated by the crisis that affected Argentina, and postponed all judicial and out-of court foreclosures, as well as all petitions for bankruptcy until December 10, 2003. Subsequently, Law 25820 was promulgated, which extended the public emergency declaration until December 31, 2004.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:        (Continued)
------
               Suspension of the application of Section 94, subsection 5 and
               Section 206 of Law 19550 (Commercial Companies Law)
               -------------------------------------------------------------
               Decree 1269/02 has suspended until December 10, 2003 the application of Section 94, subsection 5 of Law 19550 which establishes that a company must be dissolved due to the loss of its corporate capital. Section 206, which establishes the mandatory capital reduction when losses exceed reserves and 50% of capital, has been suspended until that date. Under Decree 1293/03, these measures will remain in effect until December 10, 2004.

               Legal actions requesting protection of constitutional guarantees
               ----------------------------------------------------------------
               As a result of the measures adopted by the Government in relation to the pesification and rescheduling of foreign currency deposits, since December 2001, a significant number of complaints have been filed against the National State and/or institutions comprised in the financial system by individuals and legal entities, as they understand that those measures are in breach of constitutional and other rights.

               As of September 30, 2004, the court orders received by Banco de Galicia y Buenos Aires S.A. decreeing the reimbursement of deposits in their original currency or at the free exchange rate amounted to $ 17,126 and thousand of US$ 579,015. In compliance with court orders requiring the reimbursement of deposits under penalty of search and/or seizure and/or crimes involving illegal retention of deposits and/or disobedience, Banco de Galicia y Buenos Aires S.A. paid the amounts of $ 909,302 and thousand of US$ 118,203 in respect of reimbursement of deposits in pesos and foreign currency.

               The method of proceeding in those lawsuits and the admission and execution of provisional remedies that decree, for any reason or title, the material delivery of the pledged assets to the petitioner has been a consequence of the challenging of the public emergency regulations by savers, especially Decree 214/02 and complementary and related provisions subsequently issued which attempted to suspend the execution of those measures (as well as Decree 320/02, Law 25587 and Decree 1316/02, which made an exception in those cases of humanitarian aid). Those norms have been declared unconstitutional by most courts, so the application of penalties of search and/or seizure to seek payment of deposits has not been completely suspended.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:        (Continued)
------
               Furthermore, through Decrees Nos. 494/02 (published in the Official Gazette on March 13, 2002), 905/02, 1836/02 and 739/03
               established the option for savers to receive National Government Bonds in exchange for rescheduled deposits, under the terms and in the manner prescribed therein.

               The difference between the amount paid as a result of the above-mentioned court orders and the amount resulting from converting deposits at $ 1.40 per US dollar, adjusted by applying the CER and interest for $ 635,143, as of September 30, 2004 it has been recognized in Intangible Assets by Banco de Galicia y Buenos Aires S.A., net of related amortization for $ 468,400, as called for by Argentine Central Bank Communique "A" 3916. As of December 31, 2003, Banco de Galicia y Buenos Aires S.A. had recognized $ 564.900, net of related amortization for $ 487.020.

               Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to claim compensation for damages caused by the reimbursement of deposits in US dollars or their equivalent in pesos at the free exchange rate, decreed under precautionary measures or judgments issued by courts, and which have not been included by the National State in the calculation of the compensation to Financial Institutions. The method of accounting for that compensation as a deferred loss, envisaged by the Argentine Central Bank in the mentioned Communique "A" 3916, does not affect the legitimacy of the rights. Banco de Galicia y Buenos Aires S.A. has reserved its rights for such purposes.

               On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested from the National Executive Branch, with a copy to the Ministry of Economy of the Nation and the BCRA, compensation for damage suffered by Banco de Galicia y Buenos Aires S.A. as a result of the "asymmetrical pesification" and especially that deriving from the negative effect on assets and liabilities caused by court decisions which, sustaining legal actions filed by savers, ordered Banco de Galicia y Buenos Aires S.A. to reimburse deposits at a higher exchange rate than US$ 1=$
               1.40. In this connection, compensation for amounts paid in compliance with final and conclusive court decisions was requested, without prejudice to such other amounts as may be ordered to be paid upon the issue of new final and conclusive court decisions that permit Banco de Galicia y Buenos Aires S.A. to seek liquidated damages.

               The Argentine Supreme Court of Justice ruled on the case entitled Province of San Luis vs Argentine Federal Government declaring article 2 of Decree No.214/02 unconstitutional.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:        (Continued)
------
               On July 13, 2004, the Argentine Supreme Court of Justice ruled on the case entitled "Cabrera Geronimo Rafael et al v. National Executive Branch, on legal action requesting protection of constitutional guarantees", and rejecting payment of the difference between the amount of a dollar-denominated deposit and the amount resulting from converting to pesos the amount of that deposit at the $ 1.40=US$ 1 exchange rate plus CER, on the grounds that the saver has voluntarily collected that amount in pesos prior to the filing of the legal action, without making any reservation. It is expected that this ruling will prevent the so-called "second generation legal actions" from being filed, the facts invoked therein being similar to those resolved by the Court.

               On October 26, 2004, the Argentine Supreme Court of Justice ruled on the case entitled "Bustos, Alberto et al v. National State, on legal action requesting protection of constitutional guarantees", admitting the declaration of national emergency established by Law 25561 and the constitutionality of Section 2 of Decree 214/02, and overruling the decision that ordered the repayment of a US dollar-denominated deposit to a group of savers. Notwithstanding the fact that under Argentine law the Higher Court rulings are not mandatory for lower courts, this ruling is expected to set a precedent in similar cases to be heard by those courts.

               At the date of these statements, financial institutions were analyzing the effects of the ruling issued in the "Bustos" case.

               Compensation to financial institutions
               --------------------------------------
               Decree No. 214/02 Section 7 provides the issue of a Bond payable with the funds of the National Treasury to cover the deficit in the financial system arising from the imbalance generated by the application of the devaluation and the asymmetric conversion into pesos of assets and liabilities.

               In fact, in accordance with the provisions of Law 25561 and Decrees Nos. 214/02, 320/02, 410/02, 471/02, 704/02, 905/02 and
               992/02 and their amendments and complementary rules, and of Argentine Central Bank Communiques "A" 3467, 3507, 3561 and 3648 and their amendments and complementary rules, a significant portion of foreign currency assets and liabilities that formed part of the net foreign currency position as of December 31, 2001, were converted into pesos at different exchange rates.

               In June 2002, Decree 905/02 established the method of calculating the amount of the compensation to be received by financial institutions, which replaced Decree 494/02 that had previously established such method.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:        (Continued)
------
               Sections 28 and 29 of that Decree established the restoration of financial institutions' equity at the time of the conversion into pesos, by compensating them for:

               a) The losses arising from the conversion into pesos of a large portion of their obligations at the exchange rate of $ 1.40 per US dollar, which is higher than the exchange rate of $ 1 per US dollar applied for the conversion into pesos of certain receivables in foreign currency, by means of the delivery of a Compensatory Bond, for which the issuance of "National Government Bonds in pesos, due 2007" (BODEN 2007), was established;

               b) The mismatch of their foreign currency positions after the mandatory conversion into pesos of a portion of their loan and deposit portfolios, by transforming the Compensatory Bond originally issued in pesos into a dollar denominated bond and, if necessary, through the subscription of a dollar-denominated Hedge bond. To this end, the issuance of dollar-denominated "National Government Bonds, Libor 2012" (BODEN 2012) has been established.

               Thus, a total original compensation amount of thousand of US$ 2,254,027 in BODEN 2012 (face value) was determined for Banco de Galicia y Buenos Aires S.A.

               In relation to the process for the determination of the compensation amount, on October 30, 2003, the BCRA sent a letter to Banco de Galicia y Buenos Aires S.A. in which it formulated observations on certain criteria and the computation of certain items that would modify the final amount of the compensation. Banco de Galicia y Buenos Aires S.A. accepted and recognized in the previous year an adjustment to the original face value of thousand of US$ 53,946, and on April 12, 2004, in a letter addressed to the BCRA, answers to the observations made were provided and rectification was formally requested by Banco de Galicia y Buenos Aires S.A. On that date, Banco de Galicia y Buenos Aires S.A. also answered the observations on current account and credit card debit balances, challenging the observations made by the BCRA and filing the pertinent motion for reconsideration. In a letter dated August 23, 2004, the BCRA informed Banco de Galicia y Buenos Aires S.A. that as a result of the review of the supplementary information submitted and certain explanations on regulations, it agreed in certain cases with the criterion followed by Banco de Galicia y Buenos Aires S.A., while it maintains observations on other criteria.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:        (Continued)
------
               Banco de Galicia y Buenos Aires S.A. accepted some of these observations, and has requested examination of the pertinent records to determine their grounds. As a result of the adjustments accepted and the changes in regulations introduced by Communiques "A" 4122 and "A" 4130, the final amount to be compensated to the mentioned Entity, including the hedge bond, would be thousand of US$ 2,189,781 in BODEN 2012 (face value). This figure includes adjustments for thousand of US$ 41,167 made by the BCRA that were not accepted by the mentioned Bank and issues pending resolution by the BCRA for thousand of US$ 21,260, which would make an undisputable amount of thousand of US$ 2,127,354.

               In the opinion of the legal advisors of Banco de Galicia y Buenos Aires S.A., the determination of the compensation amount, which is still in the process of being analyzed, has been made by that Bank on the basis of a proper interpretation of current legislation. At the date these financial statements were prepared, no resolution had yet been issued by the BCRA, therefore the final amount is subject to its approval and modifications.

               Banco de Galicia y Buenos Aires S.A. records overall provisions in "Provisions for Other Contingencies, under liabilities, which would enable it to neutralize the effects on its assets and liabilities of a probably unfavorable decision on the issues being analyzed.

               At September 30, 2004, the amount of $ 4,723,432 for the compensation to be received was recorded in "Other receivables resulting from financial brokerage - In foreign currency - Compensation to be received from the National Government".

               The "Government securities - In foreign currency - Holdings of investment accounts" caption includes $ 599,996 for the securities received for the compensation, net of the transfers made to Banco de Galicia Uruguay S.A., of those used to settle debts and in repo transactions. The amount of $ 374,002 used in repo transactions has been recognized under "Other receivables resulting from financial brokerage - In foreign currency - Forward purchases of securities under repo transactions and under Miscellaneous Receivables".

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:        (Continued)
------
               The advance to be requested from the Argentine Central Bank for the subscription of the Hedge bond, including the effect of Decree 2167/02, was recorded in "Other liabilities resulting from financial brokerage - In pesos - Advances for the acquisition of dollar-denominated "National Government Bonds, Libor 2012", for $ 1,673,147 which, including the adjustments from application of the CER and accrued interest for $ 1,005,347, totals $ 2,678,494.

               The conditions for financing the subscription of the "National Government Bonds in US dollars Libor 2012" have been stipulated in Section 29, subsection g) of Decree 905/02 and contemplate the delivery by financial institutions of assets as collateral for at least 100% of the advance received.

               In addition, Banco de Galicia y Buenos Aires S.A. submitted a letter to the BCRA requesting authorization to transfer securities for an amount equivalent to the net effect of the compensation received for the assets converted into pesos, recorded by the subsidiary Banco Galicia Uruguay S.A., which was estimated at approximately thousand of US$ 438,000. Such request was rejected by that Entity through Resolution No. 162 dated May 28, 2004, notice of which was given to Banco de Galicia y Buenos Aires S.A. on June 3, 2004. In order to learn more about the grounds stated in that resolution, that bank has requested authorization to examine the records of the case in full, as well as the other records mentioned in that resolution.

               Compensation for application of the CER/CVS
               -------------------------------------------
               Law 25796 established compensation to financial institutions for the negative effects on their equity derived from the application of the CER to deposits originally denominated in foreign currency and converted to pesos, and from the application of the CVS to certain loans. This compensation will be paid through the delivery of BODEN 2013.

               On May 3, 2004, through Resolution 302/2004 the Ministry of Economy and Production approved the calculation method to be used by the Finance Secretariat to determine the face value amount of the "National Government Bonds in pesos at variable rates due 2013" to be delivered to the financial institutions adhering to the Compensation Regime created by Law No. 25796. The above resolution and BCRA Communique "A" 4136 have regulated that compensation regime in such a way that, in the opinion of Banco de Galicia y Buenos Aires S.A. Management, it is contrary to the provisions of Law No. 25796. For this reason, on May 6, 2004 Banco de Galicia y Buenos Aires S.A. made a submission to the National Executive Branch, the Ministry of Economy and the BCRA, maintaining the claim made

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:        (Continued)
------
               on December 30, 2003 and expanding on its justification. As the deadline granted by the Argentine Central Bank for adhering to the established compensation regime expired on May 18, 2004, on that date Banco de Galicia y Buenos Aires S.A. made a new submission to the Ministry of Economy and the Argentine Central Bank reiterating its wish to be compensated for the negative effects on its equity derived from application of the CVS to certain assets converted into pesos and from the unequal application of the CER to certain liabilities, and challenging Ministry of Economy Resolution No. 302/2004 under the terms of
               Section 24 of Law 19549.

               At the end of the previous year, Banco de Galicia y Buenos Aires S.A. had recorded the estimated recoverable value of that compensation as provided for by regulations in force at that date.

               As of September 30, 2004, in view of the lack of resolution on this issue, the above mentioned asset has been written off (see
               Note 12 to the consolidated financial statements).

               This accounting recognition does not affect Banco de Galicia y Buenos Aires S.A.'s right to seek relief for all the losses derived from the unequal application of the CER to deposits originally denominated in foreign currency subsequently converted to pesos, and application of the CVS to certain receivables.

               Banco de Galicia y Buenos Aires S.A. maintains its claims, on which no resolution has been issued so far.

               Treatment of extraordinary assistance to financial institutions by the Argentine Central Bank
               ---------------------------------------------------------------
               Decree 739/03 issued on March 28, 2003 establishes a voluntary procedure for the repayment of the assistance to financial institutions by the Argentine Central Bank during the economic crisis that affected the financial system as from 2001. The basic criterion consists of balancing the cash flows of financial institutions that are debtors for rediscounts and creditors for holdings of public sector securities at the same time.

               On February 3, 2004, the BCRA informed Banco de Galicia y Buenos Aires S.A. that it had approved the latter's request for adherence to the regime for repayment of debt with the BCRA for liquidity reasons, as called for by Decree No. 739/03, and complemented by Decree No. 1262/03, as well as the amortization schedule proposed, the term of which is 92 months, on the basis of the minimum amortization period established by applicable regulations and of the cash flow provided by the assets eligible for collateral for repayment of the debt. On March 2, 2004, the first installment was paid.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:        (Continued)
------
               As of September 30, 2004 the assistance from the Argentine Central Bank amounted to $ 5,703,396 (principal plus adjustments).

               Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries
               ---------------------------------------------------------
               To confront the crisis that affected the financial system in general and Banco de Galicia y Buenos Aires S.A. in particular at the end of 2001 and in early 2002, in May 2002, the Galicia Capitalization and Liquidity Plan (the "Plan") was implemented. Its main objectives were: 1) the immediate restoring of Banco de Galicia y Buenos Aires S.A. liquidity levels by providing it with sufficient funds for it to be able to reimburse a significant portion of its demand deposits without requiring any financial assistance from the Central Bank; 2) the orderly winding up of its operating units abroad, 3) the streamlining of the mentioned Bank's structure to adapt it to the lower levels of activity, and
               4) an increased capitalization under the foreign debt renegotiation process.

               This Plan was approved by the Board of Directors of the BCRA on May 3, 2002.

               Banco de Galicia y Buenos Aires S.A. has met all the objectives set so far.

               After the initial strengthening of Banco de Galicia y Buenos Aires S.A. solvency, its liquidity levels stabilized and were rebuilt, no further financial assistance having been required from the BCRA. Banco de Galicia y Buenos Aires S.A also made significant progress in the adaptation of its corporate structure, which was accompanied by a strict expense reduction policy.

               As regards the restructuring of its foreign debt, Banco de Galicia y Buenos Aires S.A. managed to refinance the liabilities of its New York Branch (which was closed down in January 2003) and of its subsidiaries Galicia Uruguay and Galicia Cayman, consisting mainly of deposits. Furthermore, with the approval of the BCRA, the debt carried with Galicia Uruguay for a principal amount of thousand of US$ 399,500 was restructured.

               In May 2004, an agreement was signed, which enabled refinancing the Head Office's and Cayman Branch's debts.

               The basic refinancing offer terms and conditions were approved by the Argentine Central Bank through Resolution No. 152/04, subject to certain requirements, compliance with which by Banco de Galicia y Buenos Aires S.A. is still being analyzed at that Entity.

               The offer expired on April 27, 2004, a debt for a total principal amount of thousand of US$ 1,320,900, representing 98.2% of the total restructured principal amount, having been validly exchanged.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:        (Continued)
------
               Based on the options exercised, the final outcome of the restructuring was as follows:

               -The following debt instruments were issued:

               - long-term debt instruments for thousand of US$ 648,500, of which thousand of US$ 464,800 will be US dollar-denominated Negotiable Obligations due 2014, while the remainder will be instrumented as loans to Banco de Galicia y Buenos Aires S.A.

               - medium-term debt instruments for thousand of US$ 399,800, of which thousand of US$ 352,800 will be US dollar-denominated Negotiable Obligations due 2010, while the remainder will be instrumented as loans to Banco de Galicia y Buenos Aires S.A.

               -subordinated debt instruments for thousand of US$ 230,000, of which thousand of US$ 218,200 will be US dollar-denominated subordinated Negotiable Obligations due 2019, while the remainder will be instrumented as loans to Banco de Galicia y Buenos Aires S.A.

               In addition, commercial creditors have accepted the terms and conditions for the refinancing of their receivables in the amount of thousand of US$ 24,400.

               - thousand of US$ 36,900, for debt equivalent to thousand of US$ 45,000, were transferred to creditors who have opted to receive National Government Bonds due 2012 (BODEN 2012), and thousand of US$ 13,600, for debt equivalent to thousand of US$ 26,800, were paid to creditors who have participated in the cash offer. In addition, under the terms of the agreement, an interest payment of thousand of US$ 15,500 was made.

               On the settlement date, thousand of US$ 42,400 in excess of the cash offer were used to redeem in advance "pro rata and pari passu" the US dollar-denominated Negotiable Obligations due 2014".

               The agreements executed within the framework of Banco de Galicia y Buenos Aires S.A.'s foreign debt restructuring established that the mentioned Bank may not, directly or indirectly, declare or pay dividends or make distributions on shares of common stock, except for stock dividends or distributions. This restriction shall not apply to dividends paid to Banco de Galicia y Buenos Aires S.A. by a consolidated subsidiary.

               Notwithstanding this, those agreements foresee that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may allow its subsidiaries to do so, if "(i) no Default or Event of Default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or lower than fifty percent (50%) of the total Senior Debt amount originally issued; and (iii) Banco de Galicia y Buenos Aires S.A. were to reimburse two US dollars (US$ 2) of the Long-term Debt principal amount for each US dollar (US$ 1) paid in dividends.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:        (Continued)
------
               Restrictions have also been imposed on making certain types of investments; using the proceeds from the sale of certain assets or from the issue of debt or shares; participating in certain operations with subsidiaries, non-financial activities and compliance with certain financial ratios.

               Compliance with the commitments undertaken will be subject to the prior approval of the Argentine Central Bank, as called for by current regulations. The conclusion of the above process enabled restructuring the foreign financial liability repayment terms, by adapting the expected payment expenses and making Banco de Galicia y Buenos Aires S.A. future development more foreseeable, as well as complying with the increased capitalization envisaged in the Plan.

               As a result of this restructuring, Banco de Galicia y Buenos Aires S.A. has increased its regulatory capitalization levels by approximately thousand of US$ 278,700, because of relief granted in respect of principal and interest for thousand of US$ 48,700, which were recognized under Financial income - "Others" and Financial expenses - Interest expense for other Liabilities resulting from financial brokerage, respectively. Also, subordinated debt for thousand of US$ 230,000 was issued, which is considered to be capital for regulatory purposes. As a result of the restructuring of the New York Branch in 2002, Banco de Galicia y Buenos Aires S.A. had increased its capitalization levels by thousand of US$ 43,000.

               Claims due to foreign exchange differences arising from the repayment of financial assistance during the exchange holidays that took place in January 2002
               --------------------------------------------------------------

               During December 2001, Banco de Galicia y Buenos Aires S.A. received liquidity assistance loans in pesos from the Argentine Central Bank. These assistance loans were repaid applying resources in US dollars granted by the Bank Liquidity Fund (BLF) on January 2 and 4, 2002.

               At the date those funds were credited, the Argentine Central Bank had declared exchange holidays.

               Before the markets were reopened, Law 25561 was enacted on January 6, 2002, which repealed the convertibility system and fixed the new exchange rate of $ 1.40 per US dollar.

               As a result of the mentioned norms, during the exchange holidays Banco de Galicia y Buenos Aires S.A. was unable to perform exchange operations.

               Accordingly, the funds in US dollars credited by the BLF on January 2 and 4, 2002 had to remain in US dollars until the markets were reopened.

               At the date markets were reopened, in view of the terms and conditions of the norms in force, the US dollar was sold at $ 1.40.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:        (Continued)
------
               For this reason, when the Argentine Central Bank allocated thousand of US$ 410,000 for Banco de Galicia y Buenos Aires to repay the financial assistance provided to it, should have allocated thousand of US$ 410,000 at $ 1.40, that is, the amount of $ 574,000 thousand.

               This has affected the guarantees of inviolability of private property and equality under the law.

               Banco de Galicia y Buenos Aires S.A. considers that the difference of $ 164,000 should be returned to it restated as of January 2002, or its equity should be restored for an equivalent amount. This right has not been given accounting recognition in the present financial statements.

               Banco de Galicia Uruguay S.A. and Banco de Galicia (Cayman) Limited (In Provisional Liquidation)
               -----------------------------------------------------------
               The situation described above also affected Banco Galicia Uruguay S.A. and Banco de Galicia (Cayman) Ltd. (In Provisional Liquidation), entities controlled by Banco de Galicia y Buenos Aires S.A..

               On February 6, 2002, Banco Galicia Uruguay S.A. submitted a letter to the Central Bank of Uruguay in order to: (i) inform it of its temporary lack of liquidity, which prevented it from continuing to face the withdrawal of deposits; (ii) request financial assistance from that entity to be able to preserve its ability to reimburse all deposits in an orderly manner and face the withdrawal of funds generated by the developments that took place in Argentina, and (iii) request the authorization of that entity to temporarily suspend its operations.

               On February 13, 2002 the Central Bank of Uruguay resolved to preventively intervene in Banco Galicia Uruguay S.A. and temporarily suspend all its activities for a term of 90 days, which was subsequently extended.

               Within this context, Banco de Galicia y Buenos Aires S.A. and Galicia Uruguay agreed to take the necessary steps to provide the latter with the necessary sums for it to be able to reimburse all its deposits, where applicable, with the prior authorization of the Argentine Central Bank.

               Subsequently, the two entities signed a complementary agreement clarifying the direct or indirect legal effects arising from the statements and covenants of the agreement and the enforceability of the rights assumed shall be subject to compliance with the normalization of Banco de Galicia y Buenos Aires S.A. economic and financial situation and repayment of the assistance from the Argentine Central Bank, as provided for by the whereas clause No. 52 of BCRA Resolution No. 281.

               On December 23, 2002, Galicia Uruguay restructured its deposits with a high degree of acceptance on the part of depositors.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:        (Continued)
------
               This restructuring consisted of an initial payment of 3% in cash to each holder of time, savings account and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates or negotiable obligations for the remainder.

               As from June 2003 Galicia Uruguay began to receive statements of interest from its depositors in relation to various options for exchanging their deposits rescheduled in 2002 for different proportions of BODEN 2012 and/or new negotiable obligations to be issued by that company. The purpose of this exchange was to voluntarily modify the profile of the debt already restructured to satisfy the preferences of customers for different combinations of liquidity and return, and to improve the distribution of cash flows over time.

               The first term for this voluntary exchange expired on July 24, 2003. The customers of Banco Galicia Uruguay SA exercised those options in a total amount of thousand of US$ 185,000, which included opting to receive Boden 2012 for thousand of US$ 137,000, in addition to new negotiable obligations to be issued by Galicia Uruguay.

               The second term for the voluntary exchange expired on February 20, 2004 and Galicia Uruguay received statements of interest from its customers for a total amount of approximately thousand of US$ 206,000.

               As of September 30, 2004 the rescheduled obligation balance (time deposits and negotiable obligations) amounted to $ 1,249,175. At the date of these financial statements, the first two instalments for September 2003 and 2004 had been paid.

               Through Resolution No. 338, the BCRA approved the terms and conditions for the restructuring of the debt of thousand of US$ 399,500 (principal) that Banco de Galicia y Buenos Aires S.A. carried with Galicia Uruguay, as well as the transfer to that entity of cash for thousand of US$ 72,100 (principal amount) and Boden 2012 for thousand of US$ 137,000 (face value), in payment of the first principal installment and interest thereon due at August 15, 2003.

               Payment of the balance of arround thousand of US$ 221,600 was agreed in 8 annual consecutive installments falling due in August of each year.

               On April 2, 2004, Banco de Galicia y Buenos Aires S.A. transferred Galicia Uruguay BODEN 2012 for thousand of US$ 170,000 (face value), which were firstly allocated to interest payments for thousand of US$ 4,000 accrued until April 2, 2004, and subsequently to the early amortization of principal amount installments for thousand of US$ 111,500 on the debt held by the Cayman Branch with Galicia Uruguay, falling due within longer terms.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:        (Continued)
------
               In June 2004, the Uruguayan and Argentine regulatory authorities established the creation of an instrument to secure obligations arising under the reorganization plan. It has been resolved that, together with the implementation thereof, the Entity's authorities envisaged in its by-laws will be restored.

               Considering that for purposes of the performance of these activities it is not necessary to obtain authorization to act as a commercial bank, it was resolved to maintain the authorization to operate granted by the National Executive Branch and withdraw the Central Bank of Uruguay authorization, Galicia Uruguay continuing to be intervened until such instrument is implemented.

               The adoption of this resolution by the Central Bank of Uruguay does not affect the rights of depositors and holders of obligations arising under the reorganization plan approved by the Uruguayan courts, nor shall it affect successive debt swaps undertaken by the Entity.

               At the beginning of 2002, the situation of Banco Galicia Uruguay S.A. affected its subsidiary Banco de Galicia (Cayman) Ltd. (In provisional liquidation) because one of its main assets was a deposit for thousand of US$ 79,500 in Banco Galicia Uruguay SA. Consequently, at the request of that subsidiary, on July 18, 2002 the authorities in the Cayman Islands appointed a provisional liquidator in order to reach a voluntary restructuring agreement between that Entity and its creditors, as an alternative to that Entity's liquidation.

               At the end of May 2003, Galicia Cayman and the Provisional Liquidator formulated a proposal for the restructuring of that Entity and with the authorization of the court in the Cayman Islands ("the Court") they distributed the plan to all creditors for their consideration. The restructuring plan will be in force until April 30, 2012. While this plan remains in effect, the subsidiaries' assets will be administered by the liquidators for the benefit of creditors.

               On May 29, 2003 the restructuring proposal made to creditors was submitted to the Court. The terms of this proposal were as follows: an initial cash payment of 5% of the amount of the debt (principal and interest) due as of July 18, 2002, plus a transferable time deposit certificate for 95% of the amount of the debt (principal and interest) due as of July 18, 2002. After the debt with all Class A creditors has been repaid, the remaining assets of Banco de Galicia (Cayman) Limited (In Provisional liquidation) shall be allocated to the repayment of the thousand of US$ 2,900 debt held with Galicia Pension Fund Ltd. (a subsidiary of Banco de Galicia (Cayman) Limited (In Provisional Liquidation), which is subordinated to the repayment of the debt with all Class A creditors. Furthermore, a subordinated loan for thousand of US$ 1,200 was obtained from, the parent company of Banco de

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:        (Continued)
------
               Galicia y Buenos Aires S.A., which shall be repaid after the debt with all creditors according to the proposed plan has been amortized.

               The degree of acceptance of the proposed plan exceeded the legal majorities and with the approval of the proposed plan by the Court in the Cayman Islands and its registration with the Company Record of that jurisdiction, both of them having taken place on July 16, 2003, the proposed plan came into force as from that date and has effects and is mandatory for all creditors.

               This initial payment was made on August 8, 2003, and the last installment will fall due in September 2011. At the date of these financial statements, the first two instalments for September 2003 and 2004 had been paid.

               As of September 30, 2004, the financial statements have been consolidated on a line-by-line basis with the balances of Banco Galicia Uruguay S.A., Banco de Galicia (Cayman) Limited (In Provisional Liquidation) and its subsidiaries.

               The individual financial statements of Banco de Galicia y Buenos Aires S.A. include the investment in Banco de Galicia (Cayman) Ltd. (In Provisional Liquidation) according to the equity method of accounting, while $ 566,803 have been recorded in Provisions for other contingencies, under liabilities, to cover the deficit in the equity of Banco Galicia Uruguay S.A.

               In view of this, Banco de Galicia y Buenos Aires S.A. ratified its intention to meet the commitments previously undertaken with its Uruguayan subsidiary, subject to the necessary authorizations.

               The impact generated by these circumstances on Banco de Galicia y Buenos Aires S.A. and its subsidiaries' balance sheet and financial position as of September 30, 2004 was recognized in accordance with BCRA rules and on the basis of estimates made by that Bank's Management in those cases not specifically regulated. At the date of issue of these financial statements, it is not possible to foresee the future development of these variables and their possible effect on Banco de Galicia y Buenos Aires S.A. and consequently on Grupo Financiero Galicia S.A. Therefore, these financial statements should be analyzed considering those circumstances.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:        FINANCIAL STATEMENT PRESENTATION BASIS
------         --------------------------------------
               Through Resolutions Nos. C 238/01, C 243/01, C 261/01, C 262/01
               and C 187/02, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA) approved Technical Pronouncements Nos. 16, 17, 18, 19 and 20, respectively. Furthermore, the National Securities Commission (CNV) has adopted those Technical Pronouncements adding certain modifications to them. These regulations are mandatory for the fiscal years commencing as from January 1, 2003. Furthermore, through MD Resolution No. 5/03 of the CPCECABA Technical Pronouncement No. 21 was approved, the application if which is mandatory for the fiscal years commencing as from April 1, 2003.

               The main modifications introduced by the new Technical Pronouncements, which have produced significant effects on the Company's financial statements, are as follows:

               1. Requirement to apply the deferred tax method in recognizing income tax, which led to the recognition of prior year adjustments.

               2. Addition of new disclosure requirements, including segment information, earnings per share and the comparative information to be presented.

               These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), approved with certain modifications by the CPCECABA, and in line with Resolutions issued by the CNV.

               The preparation of financial statements at a given date requires management of the Company to make estimates and assessments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the period. The management of the Company makes estimates to be able to calculate at a given time the depreciation and amortization charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from those estimates and assessments made at the date these financial statements were prepared.

               On March 25, 2003, the National Executive Branch issued Decree 664 establishing that the financial statements ending as from that date be stated in nominal currency. Consequently, in accordance with CNV Resolution No. 441/03, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in accordance with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, as of December 31, 2003, this departure has not produced a significant effect on the financial statements.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:        (Continued)
------
               The index used in restating the items in these financial statements is the domestic wholesale price index published by the National Statistics and Census Institute.

               The principal accounting policies used in preparing the financial statements are described below.

               a.   Assets and Liabilities in local currency
                    ----------------------------------------
                    Monetary assets and liabilities which include, where applicable, the interest accrued up to the closing date, are stated at period/year end currency value, so they do not require any adjustment whatsoever.

               b.   Foreign currency Assets and Liabilities (US dollars)
                    ----------------------------------------------------
                    Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina buying and selling rates of exchange, respectively, in force at the close of operations on the last working day of each period/year. Interest receivable or payable has been accrued, where applicable.

               c.   Investments
                    -----------
                    c.1.  Current

                          Time and special current account deposits have been valued at face value, plus interest accrued at period/year end.

                          Government securities have been valued at period/year end market quotation.

                          Corporate securities have been valued at market quotation, plus interest accrued at period/year end.

                    c.2.  Non-current

                          The negotiable obligations issued by Banco Galicia Uruguay have been valued at their face value, plus accrued interest at period/year end, which is recorded as current.

                          Banco de Galicia y Buenos Aires S.A. subordinated Negotiable Obligations due in 2019 have been added to the Company's assets at 73% of their dollar-denominated face value, as resolved by the Extraordinary Meeting of Shareholders held on January 2, 2004.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:        (Continued)
------
                          As of September 30, 2004, the Subordinated Negotiable Obligations of Banco de Galicia y Buenos Aires S.A. falling due in 2019 have been valued in accordance with the guidelines of Technical Pronouncement No. 17 of the FACPCE, on the basis of: (i) the original measurement of the asset, (ii) the portion accrued on any difference between this measurement and the amount receivable upon maturity, calculated exponentially at the internal rate of return determined at the time of and on the basis of the initial measurement, under the conditions previously agreed, and (iii) net of collections made.

                          The equity investments in Banco de Galicia y Buenos Aires S.A. and Net Investment S.A. have been accounted for according to the equity method as of September 30, 2004.

                          The financial statements of Banco de Galicia y Buenos Aires S.A. have been prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 3.c. to consolidated financial statements from Argentine GAAP.

                          The equity investments in Sudamericana Holding S.A. and Galicia Warrants S.A. have been accounted for under the equity method, on the basis of June 30, 2004 and July 31, 2004 financial statements, respectively, and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with Argentine GAAP.

                          The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendency (SSN), without recognizing the effect of inflation for January and February 2003. This criterion is not in accordance with Argentine GAAP. Nevertheless, this departure has not generated a significant effect on the financial statements of Grupo Financiero Galicia S.A.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:        (Continued)
------
               d.   Fixed assets
                    ------------
                    Fixed assets have been valued at their acquisition cost, restated to constant currency, as mentioned in the fifth and sixth paragraphs of this Note, net of the corresponding accumulated depreciation.

                    Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

                    The index-adjusted net book values of the assets, taken as a whole, do not exceed their value to the business at period/year end.

               e.   Intangible assets
                    -----------------

                    Intangible assets have been valued at their acquisition cost, restated in constant currency, as mentioned in the fifth and sixth paragraphs of this Note, net of the corresponding accumulated amortization, calculated based on their estimated useful life. The Company has recorded a valuation allowance of $ 1,638 for the goodwill for the acquisition of the shares representing 87.50% of the capital stock and voting rights of Galicia Warrants S.A.

                    Amortization charges are calculated on a straight-line basis in equal monthly installments over 60 months. The index-adjusted net book values of the assets taken as a whole do not exceed their estimated recoverable value at period/year end.

                    As of September 30, 2004, the logotype and organization expenses were written off.

               f.   Income Tax
                    ----------
                    Income tax has been determined according to the deferred tax method (See Note 13).

               g.   Shareholders' Equity
                    --------------------
                    g.1. Activity in the shareholders' equity accounts has been restated as mentioned in the fifth and sixth paragraphs of this Note.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 2:        (Continued)
------
                            The "Subscribed and paid in capital" account has been stated at its face value and at the value of the contributions, in the currency value of the year in which those contributions were actually made. The adjustment derived from the restatement of that account in constant monetary units has been allocated to the Capital Adjustment account.

                    g.2.    Income and expense accounts

                            The results for each period have been disclosed at restated values following the guidelines detailed in the fifth and sixth paragraphs of this Note.

               h.   Statement of cash flows
                    -----------------------
                    The "Cash and banks" caption is considered to be cash. The activity in that statement has been presented in constant currency.

NOTE 3:        CASH AND BANKS
------         --------------
               The breakdown of this caption was as follows:

                                                     9.30.04         12.31.03
                                                  -------------   -------------
               Cash (Schedule G)                           463              932
               Banks - current accounts (Note 11)           11              231
               Checks for deposit                            3                1
                                                  -------------   -------------
               Total                                       477            1,164
                                                  =============   =============

NOTE 4:        OTHER RECEIVABLES
------         -----------------
               The breakdown of this caption was as follows:

                                                        9.30.04      12.31.03
                                                     ------------  ------------
               Current
               Fiscal credits (Note 13)                     1,097           450
               Prepaid expenses                                10             6
               Sundry debtors (Note 11 and Schedule G)          -         2,694
               Others                                           5         2,595
                                                     ------------  ------------
               Total                                        1,112         5,745
                                                     ============  ============

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 4:        (Continued)
------
                                                          9.30.04     12.31.03
                                                       ------------ -----------
               Non-current
               Fiscal credits (Note 13)                         20          947
               Prepaid expenses                                  1            2
               Sundry debtors (Note 11 and Schedule G)       3,615        3,489
                                                       ------------ -----------
               Total                                         3,636        4,438
                                                       ============ ===========

NOTE 5:        SALARIES AND SOCIAL SECURITY LIABILITIES
------         ----------------------------------------
               The breakdown of this caption was as follows:

                                                          9.30.04    12.31.03
                                                       ------------ -----------
               Integrated Pension and Survivors'
                 Benefit System                                 9            10
               Health care plans                                4             4
               Directors' and syndics' fees accrual            45            60
               Provision for annual legal bonus and
                 social security contributions on
                 annual legal bonus                            16              -

                                                       ------------ -----------
               Total                                           74             74
                                                       ============ ===========

NOTE 6:        TAX LIABILITIES
------         ---------------
               The breakdown of this caption was as follows:

                                                          9.30.04     12.31.03
                                                       ------------ -----------

               Current
               Income tax withholdings to be deposited         16            22
               Income tax accrual, net                        643             -
               Provision for turnover tax, net                  1             2
               Provision for presumptive minimum income
                 tax, net                                     817           274
               Provision for tax on personal assets         2,815             -
                                                       ------------ -----------
               Total                                        4,292           298
                                                       ============ ===========

               Non-current                                9.30.04      12.31.03
                                                       ------------ -----------
               Deferred tax liability (Note 13)            51,013        43,354
                                                       ------------ -----------
               Total                                       51,013        43,354
                                                       ============ ===========

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 7:        OTHER LIABILITIES
------         -----------------
               The breakdown of this caption was as follows:

               Current                                    9.30.04     12.31.03
                                                       ------------ -----------
               Sundry creditors (Schedule G)                    142         525
               Expense accrual (Note 11 and
                 Schedule G)                                    342         829
               Directors' qualification bond                      3           -
                                                       ------------ -----------
               Total                                            487       1,354
                                                       ============ ===========

               Non-current                                9.30.04      12.31.03
                                                       ------------ -----------
               Directors' qualification bond                      3           6
                                                       ------------ -----------
               Total                                              3           6
                                                       ============ ===========

NOTE 8:        CAPITAL STATUS
------         --------------
               As of September 30, 2004, the capital status of the Company was as follows:

               Subscribed,                                        Approved by              Date of registration
                 issued,                    Restated                                        with the Public
               paid-in and    Face             to                                         Registry of Commerce
               registered     Value         constant        Body             Date
                capital                     currency


                                                          Shareholders'      05.16.00
               Opening                                      meeting          07.24.00 and       08.09.00
               balance       1,092,407      2,407,080    Board of Directors  07.26.00

               Capital                                    Shareholders'      01.02.04,          06.08.04
               increase        149,000        149,000        meeting         04.23.04 and
                                                         Board of Directors  05.13.04

               Balance as    1,241,407      2,556,080
               of 30.9.04

NOTE 9:        ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS
               AND DEBTS
------         -----------------------------------------------------------------

               As of September 30, 2004 the breakdown of receivables, investments and debts according to their estimated collection or payment terms was as follows:

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 9:        (Continued)
------

                                                                       Salaries
                                                                      and social
                                                           Other       security       Tax         Other
                                           Investments  receivables   liabilities  liabilities liabilities
               Falling due within:
               1st  Quarter                  12,331              45      29           17         352
               2nd Quarter                    2,977               1       -            -           -
               3rd Quarter                        -           1,065      45        4,275         135
               4th Quarter                        -               1       -            -           -
               After one year               371,880           3,616       -       51,013           3
               Subtotal falling due         387,188           4,728      74       55,305         490
               No set due date            1,210,785              20       -            -           -
               Past due                           -               -       -            -           -
               Total                      1,597,973           4,748      74       55,305         490
               Non-interest bearing       1,210,785           1,134      74       55,305         490
               At a fixed rate              387,188           3,614       -            -           -
               Total                      1,597,973           4,748      74       55,305         490

NOTE 10:       EQUITY INVESTMENTS IN OTHER COMPANIES
-------        -------------------------------------
               The breakdown of long-term investments was as follows:

                                                   As of 9.30.04

               Issuing company               Shares            Percentage of interest held in    Principal     Face
                                                                                 Possible         line of      value
                                      Type         Number       Total Capital     votes          business     per share

               Banco de Galicia y     Ordinary                                                    Financial
               Buenos Aires S.A.      class "A"            101                                    activities     0.001
                                      Ordinary
                                      class "B"    438,628,250                                                   0.001

                                       Total       438,628,351    93.591649%     93.591655%

                                                                                                Financial
                                                                                                   and
                                                                                                investment
               Net Investment S.A.    Ordinary          10,500        87.50%         87.50%      activities      0.001

                                      Ordinary                                                  Financial
               Sudamericana Holding   class "A"         31,302                                     and           0.001
               S.A.                   Ordinary                                                  investment
                                      class "B"         41,735                                  activities       0.001

                                      Total             73,037    87.500899%    87.500899%

                                                                                                Issuer of
                                                                                                warehouse
                                                                                                 receipts
                                                                                                   and
               Galicia Warrants S.A.  Ordinary         175,000        87.50%        87.50%       warrants       0.001

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 10:       (Continued)
-------

                                                   As of 12.31.03
                                                                                                 Principal     Face
               Issuing company                Shares           Percentage of interest held in     line of      value
                                                                                                 business    per share
                                                                  Total            Possible
                                        Type         Number       Capital           votes
               Banco de Galicia y      Ordinary                                                  Financial
               Buenos Aires S.A.       class "A"           101                                   activities    0.001
                                       Ordinary
                                       class "B"   438,599,602                                                 0.001
                                         Total     438,599,703    93.585537%     93.585542%

                                                                                                 Financial
                                                                                                    and
                                                                                                investment
               Net Investment S.A.     Ordinary         10,500        87.50%        87.50%       activities    0.001

                                                                                                 Financial
                                       Ordinary                                                     and
               Sudamericana Holding    Class "A"                                                investment     0.001
               S.A.                    Ordinary         31,302                                  activities
                                       Class "B"        41,735                                                 0.001

                                         Total          73,037    87.500899%    87.500899%

                                                                                              Issuer of
                                                                                              warehouse
                                                                                              receipts
                                                                                                 and
               Galicia Warrants S.A.   Ordinary        175,000        87.50%        87.50%     warrants        0.001


               The financial condition and results of controlled companies were as follows:

                     Financial condition                                      Issuing company
                        as of 9.30.04
                                                                     Banco de Galicia
                                                                      y Buenos Aires          Net Investment
                                                                           S.A.                      S.A.
               Assets                                                     21,529,940                   4,475
               Liabilities                                                20,291,390                      55
               Shareholders' equity                                        1,238,550                   4,420
               Result for the period of nine months ended 9.30.04            (68,304)                 (1,908)

                      Financial condition                                      Issuing company
                         As of 7.31.04(*)                                      Galicia Warrants
                                                                                    S.A.
               Assets                                                                  7,003
               Liabilities                                                             1,752
               Shareholders' equity                                                    5,251
               Result for the period of nine months ended 7.31.04                        335
                 (*) See Note 2.c.2.

                                                                               Issuing company
                              Financial condition                               Sudamericana
                                As of 6.30.04(*)                                Holding S.A.
                Assets                                                                 24,900
                Liabilities                                                                95
                Shareholders' equity                                                   24,805
                Result for the period of nine months ended 6.30.04                      1,254
                 (*) See Note 2.c.2.

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 10:          (Continued)
-------

                                                                                      Issuing company
                                                                         Banco de Galicia
                                                                          y Buenos Aires             Net Investment
                    Financial condition as of 12.31.03                          S.A.                      S.A.
               Assets                                                           21,186,558                5,779
               Liabilities                                                      19,833,805                   67
               Shareholders' equity                                              1,352,753                5,712
               Result for the period of nine months ended 9.30.03                (154,175)              (5,655)


                                                                                  Issuing company
                                                                                  Galicia Warrants
                 Financial condition as of 10.31.03                               S.A.
               Assets                                                                        6,071
               Liabilities                                                                   1,154
               Shareholders' equity                                                          4,917
               Result for the period of nine months ended 7.31.03                              406

                                                                                  Issuing company
                                                                                    Sudamericana
                       Financial condition as of 9.30.03                            Holding S.A.
               Assets                                                                       23,637
               Liabilities                                                                      86
               Shareholders' equity                                                         23,551
               Result for the period of nine months ended 6.30.03                          (9,325)

NOTE 11:       INTERCOMPANY BALANCES AND TRANSACTIONS - SECTION 33 OF LAW 19550
-------        ----------------------------------------------------------------
               The financial statements include the following significant balances of the transactions carried out with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:

               Banco de Galicia y Buenos Aires S.A.                                    9.30.04             12.31.03
                                                                                --------------------  --------------------
               ASSETS
               Cash and banks - current accounts (Note 3)                                       8                   225
               Investments - time deposits (Schedules C and G)                              8,533                 4,025
               Investments - Negotiable Obligations (Schedules C and G)                   230,771                     -
                                                                                --------------------  --------------------
               Total                                                                      239,312                 4,250
                                                                                ====================  ====================

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:       (Continued)
-------        -----------

                                                                                    9.30.04               12.31.03
                                                                            --------------------  ---------------------
               LIABILITIES
               Other liabilities - expense accrual (Note 7)                                    -                   154
                                                                            --------------------  ---------------------
               Total                                                                           -                   154
                                                                            ====================  =====================

               INCOME                                                                    9.30.04               9.30.03
                                                                            --------------------- ---------------------
               Financial income - interest on time deposits                                   42                 1,386
               Financial income - CER adjustment to time deposits                             72                     -
               Financial income - interest on negotiable obligations                      24,354                     -
                                                                            --------------------- ---------------------
               Total                                                                      24,468                 1,386
                                                                            ===================== =====================

               EXPENSES
               Administrative expenses (Schedule H)
                 Fees for services                                                             3                     -
                 Leasing of brand                                                            561                   498
                 Bank charges                                                                  4                     6
                 General expenses                                                             34                    56
                                                                             --------------------- ---------------------
               Total                                                                         602                   560
                                                                             ===================== =====================
               Banco Galicia (Cayman) Limited
                                                                                         9.30.04              12.31.03
                                                                             --------------------- ---------------------
               ASSETS
               Other  receivables - Sundry debtors (Note 4 and Schedule
               G)                                                                          3,614                 3,488
                                                                             --------------------- ---------------------
               Total                                                                       3,614                 3,488
                                                                             ===================== =====================

                                                                                         9.30.04               9.30.03
                                                                             --------------------- ---------------------
               INCOME
               Interest income - other interest                                               52                    14
                                                                             --------------------- ---------------------
               Total                                                                          52                    14
                                                                             ===================== =====================

               Banco Galicia Uruguay S.A.
                                                                                         9.30.04               12.31.03
                                                                             --------------------- ---------------------
               ASSETS
               Investments  -  Special   current   account   deposits
               (Schedules C and G)                                                             9                    428
               Investments  -  Negotiable  obligations  (Schedules  C
               and G)                                                                    127,620                126,792
                                                                             --------------------- ---------------------
               Total                                                                     127,629                127,220
                                                                             ===================== =====================

               INCOME                                                                    9.30.04                9.30.03
                                                                             --------------------- ---------------------
               Interest income -  Interest on  negotiable                                    941                  1,077
               obligations
                                                                             --------------------- ---------------------
               Total                                                                         941                  1,077
                                                                             ===================== =====================


               EXPENSES                                                                  9.30.04                9.30.03
                                                                             --------------------- ---------------------
               Administrative expenses (Schedule H)
               General expenses                                                                -                      1
                                                                             --------------------- ---------------------
               Total                                                                           -                      1
                                                                             ===================== =====================

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 11:       (Continued)
-------        -----------
               Galicia Valores S.A. Sociedad de Bolsa

                                                                                         9.30.04              12.31.03
                                                                             --------------------- ---------------------
               LIABILITIES
               Other liabilities - Sundry creditors (Note 7)                                 107                      -
                                                                             --------------------- ---------------------
               Total                                                                         107                      -
                                                                             ===================== =====================

               EXPENSES                                                                9.30.04                9.30.03
                                                                             --------------------- ---------------------
               Financial loss on Indol                                                         -                     2
                                                                             --------------------- ---------------------
               Total                                                                           -                     2
                                                                             ===================== =====================
               B2Agro S.A.
                                                                                      9.30.04               12.31.03
                                                                             --------------------- ---------------------
               ASSETS
               Other receivables - Sundry debtors (Note 4 and Schedule
                 G)                                                                            -                 2,694

               Total                                                                           -                 2,694
                                                                             ===================== =====================
               INCOME                                                                9.30.04               9.30.03
                                                                             --------------------- ---------------------
               Interest income - other interest                                               52                    53
                                                                             --------------------- ---------------------
               Total                                                                          52                    53
                                                                             ===================== =====================

               Tarjetas del Mar S.A.                                                 9.30.04               9.30.03
                                                                             --------------------- ---------------------
               INCOME
               Other income and expenses                                                      24                    24
                                                                             --------------------- ---------------------
               Total                                                                          24                    24
                                                                             ===================== =====================

NOTE 12:       RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS
-------        ---------------------------------------------------
               At September 30, 2004 there are no restrictions on the distribution of the Company's retained earnings except for those established by the Argentine Commercial Companies Law and Resolution No. 368/2001 of the National Securities Commission insofar as concerns the setting up of the Legal Reserve with 5% of the net income for the year until 20% of the capital stock is reached. (See Note 10 to the consolidated financial statements).

NOTE 13:       INCOME TAX - DEFERRED TAX
-------        -------------------------
               Income tax has been determined according to the deferred tax method.

               The following tables show the changes and breakdown of deferred tax assets and liabilities:

               Deferred tax assets:

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 13:       (Continued)
-------        -----------

                                                                          Other receivables
                         Item                          Argentine     Foreign source   Specific tax    Others    Total
                                                      source tax       tax losses        losses
                                                       losses

               Opening balances                            914                -               -        28      942
               Charged to shareholders' equity              13              108              15       (28)     108
               Charge to results                          (927)               -               -         -     (927)
                                                    --------------------------------------------------------------------
               Closing balances                              -              108              15         -      123

               Deferred tax liabilities:

               Item                                    Fixed assets       Investments          Total
               Opening balances                                 10            43,344           43,354
               Charge to results                                 2             7,657            7,659
                                                --------------------------------------------------------
               Closing balances                                 12            51,001           51,013
                                                ========================================================

               Net deferred liabilities at period end, derived from the information included in the preceding tables, amount to $ 50,890.

               The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss:

               Pre-tax loss for the period                                      (64,717)
               Restatement of income and expense items                              541
               Result of long-term investments                                   61,541
               Consolidation adjustment per Technical Pronouncement No. 4        22,333
               Impairment of value of goodwill                                     (611)
               Non-deductible expenses                                            9,811
               Organization expenses                                             (1,775)
                                                                               ---------
               Taxable accounting result                                         27,123
               Statutory tax rate                                                    35%
                                                                               ---------
               Total income tax charge                                            9,493
               Variation between closing and opening deferred tax assets           (927)
               Variation between closing and opening deferred tax liabilities    (7,659)
                                                                               ---------
               Subtotal                                                             907
               Foreign source tax loss (*)                                          108
                                                                               ---------
               Tax determined                                                     1,015
                                                                               =========

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 14:       EARNINGS PER SHARE
-------        ------------------

               Below is a breakdown of the Earnings per share as of September 30, 2004 and 2003:

                                                                        9.30.04             9.30.03
                                                                  -----------------  -------------------
               Loss for the period                                      (74,210)            (127,436)
               Outstanding ordinary shares weighted average           1,092,407             1,092,407
               Adjustment derived from preferred share issue
               convertible into Class B ordinary shares                  73,956                     -
               Diluted ordinary shares weighted average               1,166,363             1,092,407
               Earning per ordinary share:
               - Basic                                                 (0.0679)             (0.1167)
               - Diluted                                               (0.0636)             (0.1167)

NOTE 15:       SUBSEQUENT EVENTS
-------        -----------------
               After September 30, 2004, the Company made new cash irrevocable capital contributions in Net Investment S.A. for $ 22.

NOTE 16:       CAPITAL INCREASE
-------        ----------------
               On January 2, 2004, the Ordinary and Extraordinary Meeting of Shareholders of Grupo Financiero Galicia S.A. resolved to approve a capital increase for up to $ 149,000, taking it to $ 1,241,407 under the terms of Section 188, paragraph 2, of the Law on Corporations. This capital increase will be intended for the acquisition or receipt as a contribution of Subordinated Negotiable Obligations for up to thousand of US$ 100,000, or other debt securities to be issued by Banco de Galicia y Buenos Aires S.A., or other instruments representing receivables from that Bank, to be issued in exchange for the latter's due and payable debt under the terms of the restructuring of the foreign currency debt governed by foreign legislation being carried out by Banco de Galicia y Buenos Aires S.A., as described in Note 1 to these financial statements.

               The capital increase was formalized through the issuance of up to 149,000 non-voting preferred shares that have preference over ordinary shares, with a face value of one peso, convertible into ordinary Class B shares one year after their issuance, in the event of the Company's liquidation or a change of control over Grupo Financiero Galicia S.A., in both cases at a rate of one preferred share for one ordinary Class B share, which shall pay dividends as from the fiscal year in which they are subscribed. The above-mentioned preferred shares shall carry preemptive and accretion rights over any eventual issuance of shares by the Company. The preferred

                          Grupo Financiero Galicia S.A.
  "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                  Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:       (Continued)
-------        -----------
               shares were paid up at their face value plus a premium, either in cash or through a contribution in kind of those securities for up to thousand of US$ 100,000 (face value), in the latter case at a rate of thousand of US$ 0.00067114 (face value) of debt for each peso (face value) of shares. hat Meeting of Shareholders resolved to set the value of the debt securities to be received at 73% of their face value in US dollars and, in the event of observations by the National Securities Commission (CNV), acceptance of a lower value of at least 70% shall be vested in the Board of Directors.

               On April 21, 2004, the CNV authorized the public offering of the preferred shares for up to $ 149,000, with a face value of $ 0,001 each, to be placed with a premium subscription, as well as the public offering of ordinary Class B shares with a face value of $ 0,001 each and entitled to one vote per share, to be exchanged for the preferred shares. On April 26 and 29, 2004, the Buenos Aires and Cordoba Stock Exchanges, respectively, authorized the listing of the preferred shares and the Class B ordinary shares arising from the conversion of those preferred shares.

               As a result of the full subscription and payment of the 149,000 non-voting preferred shares not yet issued, on May 13, 2004, the Company's Board of Directors has set the new Company's capital at pesos 1,241,407.

               This increase has been registered with the Superintendency of Corporations on June 8, 2004, under number 6,907, Book 25 of Companies by Shares.

               In addition, as a result of that capital increase, in May 2004 Grupo Financiero Galicia S.A. received in payment thereof 99,965,603 Subordinated Negotiable Obligations due 2019 (face value) issued by Banco de Galicia y Buenos Aires S.A.

NOTE 17:       PRIOR YEAR ADJUSTMENT
-------        ---------------------
               During the quarter ended March 31, 2004 and this quarter, the Company recognized under Prior year adjustment the proportion attributable to its participation in Banco de Galicia y Buenos Aires S.A. for the adjustments made by that Bank in those periods (See Note 12 to consolidated financial statements).

               The prior year adjustment disclosed in the Statement of Changes in Shareholders' Equity for comparative purposes is composed of a gain adjustment of $ 39,801 derived from the application of the deferred tax method for calculating income tax and a loss of $ 37,792 (see preceding paragraph).

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Fixed assets and investments in assets of a similar nature
For the period of nine months ended September 30, 2004
In comparative format with the fiscal year ended December 31, 2003. (Figures stated in thousands of pesos)

                                                                      Schedule A

                                          ORIGINAL VALUES

                              At
                          beginning                            At period
   Principal account       of year     Increases   Deletions      end
Real estate                  3,258           -           -       3,258
Hardware and software          206           1           -         207
Furniture and facilities       521          48           -         569
Total                        3,985          49           -       4,034


                                                                  DEPRECIATION
                                                                 For the period
                               Accumulated                                   Accumulated      Net book      Net book
                              at beginning               Rate                 at period       value at      value at
   Principal account             of year     Deletions     %      Amount         end          9.30.04      12.31.03
Real estate                          128           -       2          46           174         3,084         3,130
Hardware and software                121           -      20          31           152            55            85
Furniture and facilities             305           -      20          81           386           183           216
Total                                554           -                 158           712         3,322         3,431

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering" Intangible assets
For the period of nine months ended September 30, 2004
In comparative format with the fiscal year ended December 31, 2003. (Figures stated in thousands of pesos)

                                                                      Schedule B


                                     ORIGINAL VALUES

Principal account      At beginning                               At period
                         of year      Increases    Deletions         end
Goodwill                    20,064         -            -            20,064
Total                       20,064         -            -            20,064



                                           AMORTIZATION
                     Accumulated
                         at                                        Accumulated    Valuation      Net book    Net book
                     beginning                  For the period      at period     allowance      value at    value at
Principal account     of year     Deletions    Rate %     Amount       end       (Schedule E)    9.30.04     12.31.03
Goodwill               10,868            -        20       3,010      13,878           1,638       4,548       6,947
Total                  10,868            -                 3,010      13,878           1,638       4,548       6,947



Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Investments
Equity investments in Other Companies and Other Investments
Statement of Financial Condition as of September 30, 2004 and December 31, 2003 (Figures stated in thousands of pesos)

                                                                    Schedule C

          Issuance and characteristics of the securities                 Book Value           Book Value
                                                                       as of 9.30.04        as of 12.31.03

Current  investments (*)
Special current account deposits (Notes 9 and 11 and Schedule G)                80                 428
Mutual Funds (Note 9)                                                          765                 190
Time deposits (Notes 9 and 11 and Schedule G)                               11,416              20,929
Government securities (Notes 9 and 11 and Schedule G)                        1,890                   -
Corporate securities (Notes 9 and 11 and Schedule G)                        14,646                   -
Negotiable Obligations  (Notes 9 and 11 and Schedule G)                      1,157               2,952
                                                                   ---------------------------------------
Total current investments                                                   29,954              24,499

(*) include accrued interest.

Grupo Financiero Galicia S.A.
"Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Shares in a Public Offering"
Investments
Equity investments in Other Companies and Other Investments
Statement of Financial Condition as of September 30, 2004 and December 31, 2003 (Figures stated in thousands of pesos)

                                                             Schedule C (contd.)

       Issuance and            Class              Face      Number       Acquisition  Quotation     Equity     Book        Book
  characteristics of the                          Value                     cost         per       value as    Value       Value
        securities                                                                      share         of       as of       as of
                                                                                        as of       9.30.04   9.30.04     12.31.03
                                                                                       9.30.04
Non-current investments
Negotiable Obligations                                                                                        357,234(4)   123,840
(Note 11 and Schedule G)

Banco de  Galicia y Buenos
Aires S.A.                    Ordinary class "A"   0.001            101                      -
                              Ordinary class "B"   0.001    438,628,250                 0.0039
                                                            ------------------------
                                                            438,628,351    2,571,482               1,179,922  1,179,922  1,263,443

Net Investment S.A.           Ordinary             0.001         10,500           23         -
                              Irrevocable                                     22,362         -         4,922      4,922      5,975
                              contributions

Sudamericana Holding S.A.     Ordinary class "A"   0.001         31,302                      -
                              Ordinary class "B"   0.001         41,735                      -        21,773     21,773     20,675
                                                            ------------------------
                                                                 73,037       33,003

                              Irrevocable
                              contributions                                    9,916

Galicia Warrants S.A.         Ordinary             0.001        175,000       11,829         -         4,168      4,168      4,312

Total Non-current
  investments                                                              2,648,615               1,210,785  1,568,019  1,418,245


(1) for the period of nine months ended September 30, 2004.
(2) for the fiscal year ended June 30, 2004.
(3) for the period of three months ended July 31, 2004.
(4) includes accrued interest.



       Issuance and                         INFORMATION ON THE ISSUING COMPANY
  characteristics of the                   LATEST FINANCIAL STATEMENTS (Note 10)
        securities                                                                                                      %
                                                                                                  Shareholders'    of equity
                                 Principal line                     Capital        Net              equity        held in the
                                 of business           Date          Stock      income/(loss)                    capital stock
Non-current investments
Negotiable Obligations
(Note 11 and Schedule G)

Banco de  Galicia y Buenos
Aires S.A.
                               Financial activities    9.30.04      468,662    (68,304)(1)       1,238,550       93.591649%

Net Investment S.A.            Financial and
                               investment                                12     (1,908)(1)           4,420       87.500000%
                               activities              9.30.04

Sudamericana Holding S.A.
                                                                         83       2,691(2)          24,805       87.500899%

                               Financial and
                               investment
                               activities              6.30.04

Galicia Warrants S.A.          Issuer of
                               warehouse               7.31.04          200         270(3)           5,251       87.500000%
                               receipts and
                               warrants

Total Non-current
investments

(1) for the period of nine months ended September 30, 2004.
(2) for the fiscal year ended June 30, 2004.
(3) for the period of three months ended July 31, 2004.
(4) includes accrued interest.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                            Allowances and Provisions
             For the period of nine months ended September 30, 2004
       In comparative format with the fiscal year ended December 31, 2003.
                     (figures stated in thousands of pesos)

                                                                      Schedule E

                                                Balance at                                           Balance at end
             Captions                      beginning of year     Increases          Decreases         of period
Allowances:
Valuation allowance - Intangible assets
(Schedule B)                                        2,249                -              (611)           1,638
Total as of 9.30.04                                 2,249                -              (611)           1,638
Total as of 12.31.03                                    -            3,000              (751)           2,249


                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                     Foreign Currency Assets and Liabilities
                     Statement of Financial Condition as of
                   September 30, 2004 and December 31, 2003.
                     (figures stated in thousands of pesos)


                                                                      Schedule G

                                                                         Amount in                           Amount in
                                                                         Argentine                           Argentine
                                       Amount and type of                 currency     Amount and type of     currency
              Captions                 foreign currency     Quotation    at 9.30.04     foreign currency    at 12.31.03
ASSETS
CURRENT ASSETS
Cash and due from banks
Cash                                   US$        155.35    2.941              457     US$        320.35           923
Banks                                                  -    2.941                -                  0.49             1
Investments
Special current account deposits       US$         27.01    2.941               80     US$        148.70           428
Time deposits                          US$      1,153.89    2.941            3,394     US$      3,987.38        11,484
Government securities                             642.46                     1,889                    -             -
Corporate securities                            4,980.02                    14,646                                  -
Negotiable obligations                 US$        393.40    2.941            1,157     US$      1,025.07         2,952
Other receivables
Sundry debtors                         US$             -    2.941                -     US$        935.31         2,694
                                                                        ----------                          ----------
Total Current Assets                                                        21,623                              18,482
                                                                        ----------                          ----------
NON-CURRENT ASSETS
Other receivables
Sundry debtors                         US$      1,228.80    2.941            3,614     US$      1,210.78         3,488
Investments
Negotiable obligations                 US$    121,466.85    2.941          357,234     US$     43,000.00       123,840
                                                                        ----------                          ----------
Total Non-current Assets                                                   360,848                             127,328
                                                                        ----------                          ----------
Total Assets                                                               382,471                             145,810
                                                                        ----------                          ----------
LIABILITIES

CURRENT LIABILITIES
Other liabilities
Sundry creditors                       US$          4.59    2.981               14     US$         23.32            68
Expense accrual                        US$         44.22    2.981              132     US$        134.22           393
                                                                        ----------                          ----------
Total Current Liabilities                                                      146                                 461
                                                                        ----------                          ----------
Total Liabilities                                                              146                                 461
                                                                        ----------                          ----------

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
         Information required by Section 64, subsection b) of Law 19550
             For the period of nine months ended September 30, 2004
    In comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                     Schedule H

                        Captions                       Total as of     Administrative      Total as of
                                                         9.30.04          expenses           9.30.03
----------------------------------------------------------------------------------------------------------
Salaries and social security charges                            629               629               517
Services to the staff                                            22                22                15
Training courses                                                  2                 2                 5
Directors' and syndics' fees                                     51                51                45
Fees for services (*)                                           771               771             1,483
Fixed asset depreciation                                        158               158               159
Intangible asset amortization                                 3,010             3,010             3,010
Leasing of brand (*)                                             36                36                35
Stationery and office supplies                                   15                15                13
Condominium Expenses                                             65                65                44
Entertainment, travel and per diem                               29                29                20
Vehicle expenses                                                  -                 -                 4
Electricity and communications                                   47                47                46
Taxes, rates and assessments and contributions                8,417             8,417               530
Bank charges (*)                                                  9                 9                 1
General expenses (*)                                            374               374               335
                                                    ------------------------------------------------------
Total                                                        13,635            13,635             6,262

(*) Balances net of eliminations corresponding to intercompany transactions (per
Section 33 of Law 19550). See Note 11 to the financial statements.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
    Information required in addition to the Notes to the Financial Statements
             For the period of nine months commenced January 1, 2004
                         and ended September 30, 2004.
                         Presented in comparative format
                     (figures stated in thousands of pesos)


NOTE 1:        LEGAL SYSTEMS
------         -------------
               There are no significant specific legal systems entailing the lapsing of contingent benefits envisaged by those regulations or their rebirth.

NOTE 2:        CLASSIFICATION OF RECEIVABLES AND DEBTS
------         ---------------------------------------
               2.1. Receivables: See Note 9 to the financial statements.

               2.2. Debts: See Note 9 to the financial statements.

NOTE 3: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS
------         ----------------------------------------------------------
               3.1. Receivables: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.

               3.2. Debts: See Notes 2.a., 2.b. and 9 and Schedule G to the financial statements.

NOTE 4:        EQUITY INVESTMENTS IN OTHER COMPANIES - SECTION 33 OF LAW 19550
------         ---------------------------------------------------------------
               See Notes 9, 10 and 11 and Schedule C to the financial statements.

NOTE 5:        RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS
------         ---------------------------------------------------------
               As of September 30, 2004 and December 31, 2003 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                       Acquisition of Shares in a Public Offering"
                    Information required in addition to the
                        Notes to the Financial Statements
                                   (Continued)
                     (figures stated in thousands of pesos)

NOTE 6:        PHYSICAL INVENTORY OF INVENTORIES
------         ---------------------------------
               As of September 30, 2004 and December 31, 2003 the Company did not have any inventories.

NOTE 7:        FIXED ASSETS
------         ------------
               See Schedule A to the financial statements.

               a) As of September 30, 2004 and December 31, 2003 the Company did not have any technically appraised fixed assets.

               b) As of September 30, 2004 and December 31, 2003 the Company did not have any obsolete fixed assets which have a carrying value.

               c) As of September 30, 2004 and December 31, 2003, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 8:        INSURANCE
------         ---------
               As of September 30, 2004 and December 31, 2003, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                Insured assets             Risks covered                 Insured    Book Value    Book Value
                                                                          amount      as of          as of
                                                                                     9.30.04       12.31.03
               -------------------- ------------------------------------ --------- ------------ -------------
                Office assets       Fire, thunderbolt and/or explosion      200       238            301

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                       Acquisition of Shares in a Public Offering"
                    Information required in addition to the
                        Notes to the Financial Statements
                                   (Continued)
                     (figures stated in thousands of pesos)

NOTE 9:        ALLOWANCES AND PROVISIONS
------         -------------------------
               See Schedule E to the financial statements.

NOTE 10:       CONTINGENCIES
-------        -------------
               As of September 30, 2004 and December 31, 2003, there were no contingencies highly likely to occur which have not been given accounting recognition.

NOTE 11:       IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS
-------        -------------------------------------------------------
               As of September 30, 2004 and December 31, 2003, there were no irrevocable contributions towards future share subscriptions.

NOTE 12:       DIVIDENDS ON PREFERRED SHARES
-------        -----------------------------
               As of September 30, 2004 and December 31, 2003, there were no cumulative unpaid dividends on preferred shares.

NOTE 13:       LEGAL RESERVE
-------        -------------
               See Note 12 to the financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the Optional System
          for the Mandatory Acquisition of Shares in a Public Offering"
        Supplementary and Explanatory Statement by the Board of Directors
             For the period of nine months commenced January 1, 2004
         and ended September 30, 2004, presented in comparative format.
                     (figures stated in thousands of pesos)

As called for by the norms regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors takes pleasure in submitting the following supplementary and explanatory information.

A.   Current Assets:
-------------------

     a)   Receivables:

          1)   See Note 9 to the financial statements.

          2)   See Notes 4 and 9 to the financial statements.

          3) As of September 30, 2004 and December 31, 2003 the Company had not set up any allowances or provisions.

     b) Inventories: As of September 30, 2004 and December 31, 2003, the Company did not have any inventories.

B.   Non- Current Assets:
------------------------
     a)   Receivables:

          As of September 30, 2004 and December 31, 2003 the Company had not set up any allowances or provisions.

     b)   Inventories:

          As of September 30, 2004 and December 31, 2003, the Company did not have any inventories.

     c)   Investments:

          See Note 10 and Schedule C to the financial statements.

     d)   Fixed assets:

          1) As of September 30, 2004 and December 31, 2003, the Company did not have any technically appraised fixed assets.

          2) As of September 30, 2004 and December 31, 2003, the Company did not have any obsolete fixed assets which have a carrying value.

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering
        Supplementary and Explanatory Statement by the Board of Directors
                                   (Continued)
                     (figures stated in thousands of pesos)

     e)   Intangible assets:

          1)   See Note 2.e. and Schedules B and E to the financial statements.

          2) As of September 30, 2004 and December 31, 2003, there were no deferred charges.

C.   Current Liabilities:
------------------------
     a)   Debts:

          1)   See Note 9 to the financial statements.

          2)   See Note 9 to the financial statements.

D.   Allowances and provisions:
------------------------------
     See Schedule E to the financial statements.

E.   Foreign Currency Assets and Liabilities:
--------------------------------------------
     See Note 2.b. and Schedule G to the financial statements.

F.   Shareholders' Equity:
-------------------------
     1) As of September 30, 2004 and December 31, 2003, the Shareholders' Equity did not include the Irrevocable Advances towards Future Share Issues account.

     2) As of September 30, 2004 and December 31, 2003, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G.   Miscellaneous:
------------------
     1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law 19550 do not apply to its equity investments in other companies.

     2) As of September 30, 2004 and December 31, 2003, the Company recorded receivables for operations conducted with related companies for $ 3,614 and $ 6,182, respectively.

                          Grupo Financiero Galicia S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                  Acquisition of Shares in a Public Offering"
       Supplementary and Explanatory Statement by the Board of Directors
                                   (Continued)
                     (figures stated in thousands of pesos)

     3) As of September 30, 2004 and December 31, 2003 there were no receivables due from or loans granted to directors or syndics or members of the surveillance committee or their relatives up to the second degree inclusive.

     4)   See Notes 9 and 11 to the financial statements.

     5) As of September 30, 2004 and December 31, 2003, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                    Insured    Book Value    Book Value
           Insured assets             Risks covered                  amount       as of         as of
                                                                                9.30.04       12.31.03
          Office assets      Fire, thunderbolt and/or explosion       200         238            301

     6) As of September 30, 2004 and December 31, 2003, there were no contingencies highly likely to occur which have not been given accounting recognition.

     7) As of September 30, 2004 and December 31, 2003, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law 19550 in these financial statements.

Autonomous City of Buenos Aires, November 8, 2004.

(Signed) Antonio Roberto Garces
Chairman

                          Grupo Financiero Galicia S.A.
        "Corporation which has not adhered to the Optional System for the
                            Mandatory Acquisition of
                          Shares in a Public Offering"
              Informative Review as of September 30, 2004 and 2003
                     (figures stated in thousands of pesos)

Grupo Financiero Galicia S.A.'s strategy is to become a leading company engaged in providing comprehensive financial services and, at the same time, continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy will be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The loss for the period of nine months ended September 30, 2004 reported by the Company amounts to $ 74,210; it was generated by the valuation of the equity investment in Banco de Galicia y Buenos Aires S.A., which is Grupo Financiero Galicia S.A.'s principal source of income, as shown in its Income Statement.

The Ordinary and Extraordinary Meeting of Shareholders held on April 23, 2003 resolved to exercise the option envisaged in Section 24 of Decree No. 677/01, the Company not therefore adhering to the Optional System for the Mandatory Acquisition of Shares in a Public Offering.

It also approved the absorption of part of the accumulated losses for the fiscal year ended December 31, 2002 stated in currency of February 2003 with the Discretionary Reserve balance of $ 492,339, and to carry forward the remaining loss of $ 972,562.

On January 2, 2004, an Ordinary and Extraordinary Meeting of Shareholders was held, which resolved to approve a capital increase under the terms of Section 188, paragraph 2, of the Law on Corporations (see Note 16 to the financial statements). On April 21, 2004, the CNV authorized the public offering of the preferred shares for up to $ 149,000 with a face value of $ 0,001 each, to be placed with a premium subscription, as well as the public offering of ordinary Class B shares with a face value of $ 1 each and entitled to one vote per share, to be exchanged for the preferred shares. On April 26 and 29, 2004, the Buenos Aires and Cordoba Stock Exchanges, respectively, authorized the listing of the preferred shares and the Class B ordinary shares arising from the conversion of those preferred shares.

The Ordinary Meeting of Shareholders held on April 22, 2004 resolved to charge the loss for fiscal 2003 to Retained Earnings, without it being absorbed. The meeting further resolved not to continue to claim from shareholders the personal assets tax amounts due for the fiscal year ended December 31, 2002 and that the tax incumbent on the shareholders for the fiscal year ended December 31, 2003 and subsequent years would be absorbed by the Company.

                          Grupo Financiero Galicia S.A.
               "Corporation which has not adhered to the Optional
                     System for the Mandatory Acquisition of
                          Shares in a Public Offering"
              Informative Review as of September 30, 2004 and 2003
                     (figures stated in thousands of pesos)

On July 4, 2002 the Company approved a proposal made by Banco Galicia Uruguay S.A. by which it would receive 3% in cash and the balance in ordinary negotiable obligations, in exchange for investments it held in that entity. On July 26, 2002, the Company entered into an agreement with that Bank by which it undertook to irrevocably exchange ordinary negotiable obligations for thousand of US$ 43,000 for subordinated negotiable obligations to those ordinary negotiable obligations for the same amount. On December 23, 2002, the Court of Montevideo hearing the case approved the reorganization plan requested by Banco de Galicia Uruguay S.A. In accordance with a resolution adopted by the Central Bank of Uruguay, as from January 9, 2003, Banco Galicia Uruguay S.A. implemented a payment program, which contemplates the reimbursement of 100% of deposits in US dollars plus interest to investors. As agreed, the first step consists of an initial payment of 3% in cash to each holder of time, savings account and demand deposits as of February 13, 2002, as well as the delivery of transferable rescheduled time deposit certificates issued by Banco Galicia Uruguay S.A.

Interest has been collected on the portion of ordinary negotiable obligations in US dollars not exchanged for BODEN 2012 accrued at August 31, 2003. Premium on the portion that was exchanged for those securities and the corresponding yield were collected. On December 22, 2003, the Company collected the cash advance of 7.5% of the principal amount of ordinary negotiable obligations, corresponding to the second exchange proposed by Banco Galicia Uruguay S.A.

On February 3, 2004, the Company exchanged all its holdings of Ordinary Negotiable Obligations for BODEN 2012 and US dollars in cash.

In June 2004, the Uruguayan and Argentine regulatory authorities established the creation of an instrument to secure obligations arising under the reorganization plan.

Considering that for purposes of the performance of these activities it is not necessary to obtain authorization to act as a commercial bank, it was resolved to maintain the authorization to operate granted by the National Executive Branch and withdraw the Central Bank of Uruguay authorization, Galicia Uruguay continuing to be intervened until such instrument is implemented.

                          Grupo Financiero Galicia S.A.
               "Corporation which has not adhered to the Optional
                     System for the Mandatory Acquisition of
                          Shares in a Public Offering"
              Informative Review as of September 30, 2004 and 2003
                     (figures stated in thousands of pesos)

The adoption of this resolution by the Central Bank of Uruguay does not affect the rights of depositors and holders of obligations arising under the reorganization plan approved by the Uruguayan courts, nor shall it affect successive debt swaps undertaken by the Entity.

For the sake of brevity, we refer to the economic context within which the Company operated in Note 1 to these financial statements.

KEY STATEMENT OF FINANCIAL CONDITION FIGURES

                                    9.30.04         9.30.03        9.30.02         9.30.01        9.30.00

Current Assets                          31,543          27,954         38,142         145,404           420
Non-current Assets                   1,579,525       1,529,076      2,028,606       2,986,874     2,829,903
                                 --------------  --------------  -------------  --------------  ------------
Total Assets                         1,611,068       1,557,030      2,066,748       3,132,278     2,830,323
                                 ==============  ==============  =============  ==============  ============

Current Liabilities                      4,853             395          2,200             615        30,850
Non-current liabilities                 51,016          43,426         39,759               7             7
                                 --------------  --------------  -------------  --------------  ------------
Total Liabilities                       55,869          43,821         41,959             622        30,857
                                 --------------  --------------  -------------  --------------  ------------

Shareholders' Equity                 1,555,199       1,513,209      2,024,789       3,131,656     2,799,466
                                 --------------  --------------  -------------  --------------  ------------
Total                                1,611,068       1,557,030      2,066,748       3,132,278     2,830,323
                                 ==============  ==============  =============  ==============  ============

KEY INCOME STATEMENT FIGURES

                                    9.30.04         9.30.03        9.30.02         9.30.01        9.30.00

Ordinary operating result             (75,176)       (110,762)    (1,093,054)         291,528       175,442
Financial results                        9,855        (22,918)         60,993             538         (299)
Other income and expenses                  604           6,244       (44,437)             659           386
                                 --------------  --------------  -------------  --------------  ------------
Ordinary net (loss)/ income           (64,717)       (127,436)    (1,076,498)         292,725       175,529
                                 --------------  --------------  -------------  --------------  ------------
Income tax                             (9,493)               -        (2,176)               -             -
                                 --------------  --------------  -------------  --------------  ------------
Net (loss) / income                   (74,210)       (127,436)    (1,078,674)         292,725       175,529
                                 ==============  ==============  =============  ==============  ============

RATIOS

                                    9.30.04         9.30.03         9.30.02        9.30.01         9.30.00

Liquidity                            6.499691       70.769620       17.337273     236.429268        0.013614
Credit standing                     27.836528       34.531594       48.256369   5,034.816720       90.723855
Capital assets                       0.980421        0.982047        0.981545       0.953579        0.999852


                          Grupo Financiero Galicia S.A.
               "Corporation which has not adhered to the Optional
                     System for the Mandatory Acquisition of
                          Shares in a Public Offering"
              Informative Review as of September 30, 2004 and 2003
                     (figures stated in thousands of pesos)

The Company's individual financial statements have been considered to disclose the key statement of financial condition figures and key income statement figures, as its consolidated financial statements are disclosed in line with the provisions of Argentine Central Bank Communique "A" 3147 and supplementary rules regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

For comparative purposes, the balances as of September 30, 2003, 2002, 2001 and 2000 have been restated to constant currency of February 28, 2003.

Equity investments in other companies

o    Banco de Galicia y Buenos Aires S.A.

See section entitled "Situation of Banco de Galicia y Buenos Aires S.A. and its subsidiaries", in Note 1 to the financial statements.

o    Net Investment S.A.

Net Investment S.A. is a holding company, which is engaged in investing and developing technology business and it provides communications, internet, connectivity and contents services, in order to create value for its shareholders. Grupo Financiero Galicia S.A. holds an 87.50% equity investment in this company and Banco de Galicia y Buenos Aires S.A., owns the remaining 12.50% of its capital stock.

Cash contributions made as of September 30, 2004 amounted to $ 616. After the closing date of these financial statements, Grupo Financiero Galicia S.A. made new cash contributions for $ 22.

B2Agro S.A., which during 2003 had increased its level of activity by conducting business involving inputs, financial structuring and operations on Mercado a Termino de Buenos Aires, in addition to implementing an alliance to structure the sale of all types of cattle, as scheduled, has analyzed the economic feasibility of the various projects undertaken by it, as well as those related to new commercial products and to the development of technological tools intended for customer management. Considering the projections of the macro and microeconomic variables, and that the projected increased operations on Mercado a Termino de Buenos Aires did not materialize, it was decided to suspend the business intermediation activity and to put a plan into operation to streamline the Company structure, bringing activity down to minimum levels to ensure its proper administration, as well as to carry out a feasibility study to undertake new businesses.

                          Grupo Financiero Galicia S.A.
               "Corporation which has not adhered to the Optional
                     System for the Mandatory Acquisition of
                          Shares in a Public Offering"
              Informative Review as of September 30, 2004 and 2003
                     (figures stated in thousands of pesos)

The Ordinary and Extraordinary Meeting of Shareholders of Duenovende S.A. held on April 2003 resolved to dissolve this company in advance and subsequently wind it up. During the first quarter of 2004, formalities carried out to close down this company were completed and the Ordinary and Extraordinary Meeting of Shareholders held on April 2, 2004 approved the final winding up purpose financial statements. Nevertheless, Banco de Galicia y Buenos Aires S.A. continues to offer real estate properties for sale and financing for their acquisition through its e-galicia.com web page.

Net Investment S.A. permanently evaluates various other types of new business in relation to e-commerce, development of internet projects, broadband communications and contents for wireless services. In all these projects, it seeks to make use of the synergies with the operations carried out by Grupo Financiero Galicia S.A. and Banco de Galicia y Buenos Aires S.A.

o    Sudamericana Holding S.A.

Sudamericana Holding S.A. is a group of life, retirement and property and casualty insurance companies. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, and the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider, thus supplementing those businesses which Banco de Galicia y Buenos Aires S.A. may only conduct to a limited extent, in line with prevailing regulations.

As of June 30, 2004, the annual production of all companies controlled by Sudamericana Holding S.A. represented 2.44% of the life insurance market, considering the commercially active lines of business.

As of September 30, 2004, the Sudamericana Holding S.A. companies had 1,379,800 insureds and 74,826 insurance policies.

From a commercial standpoint, the company's business continued to be focused on the gradual improvement of its portfolio volume and profit margins, through a number of sales campaigns and the adjustment of some of its contract prices.

                          Grupo Financiero Galicia S.A.
               "Corporation which has not adhered to the Optional
                     System for the Mandatory Acquisition of
                          Shares in a Public Offering"
              Informative Review as of September 30, 2004 and 2003
                     (figures stated in thousands of pesos)

Furthermore, the distribution was focused on Banco Galicia and Tarjetas Regionales channels.

We have also started to act as insurance brokers through Sudamericana Asesores S.A. for enterprise-related leasing, pledge loans and import businesses.

In order to diversify the risk coverage and take advantage of the increasing demand for property and casualty insurance, new comprehensive household and ATM theft insurance products were launched through Galicia Patrimoniales Compania de Seguros S.A.

Significant progress has been made in terms of operating efficiency, particularly in Instituto de Salta Seguros de Vida S.A.

o    Galicia Warrants S.A.

After the third quarter of 2004, the level of business activity of Galicia Warrants S.A. continues to grow slowly.

This higher level of activity is clearly reflected in the volume of warrants issued during this period. Since the beginning of the year, all warrants issued in terms of valuation of goods amounted to thousand of US$ 30,700, with billings for $1,777. Warrants were issued for thousand of US$ 24,200 compared to last year and the same period of 2003. This represented an increase of around 25%.

This increase accompanies a higher volume of operations on the agroindustrial production market, which was favored by the exchange rate and the rising commodity prices, with more working capital being necessary to meet the increasing market demand.

The impact generated by the situation mentioned in Note 1, which was recognized as indicated therein, does not enable foreseeing the future development of that situation and its potential effect on the Company. For this reason, these financial statements should be analyzed in the light of those uncertain circumstances.

                          Grupo Financiero Galicia S.A.
               "Corporation which has not adhered to the Optional
                     System for the Mandatory Acquisition of
                          Shares in a Public Offering"
              Informative Review as of September 30, 2004 and 2003
                     (figures stated in thousands of pesos)

The Company's outlook for the current year is basically linked with the development of the Argentine economy, and particularly of the financial system.

Autonomous City of Buenos Aires, November 8, 2004.

(Signed) Antonio Roberto Garces. Chairman.

I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached financial statements, notes and schedules, as well as the information required in addition to the notes to the financial statements by Section 68 of the Buenos Aires Stock Exchange regulations, supplementary and explanatory statement by the Board of Directors required by the Cordoba Stock Exchange regulations and the informative review corresponding to Grupo Financiero Galicia S.A. for the period of nine months ended September 30, 2004, presented in comparative format with the same period of the previous year, produced in Spanish, a copy of which I have had before me.

Given and signed in Buenos Aires, Argentina on November 17, 2004. This translation consists of 117 pages.

Es traduccion fiel al ingles de los estados contables, notas y anexos, informacion adicional requerida por el Articulo 68 del reglamento de la Bolsa de Comercio de Buenos Aires, declaracion del Directorio complementaria y aclaratoria requerida por el reglamento de la Bolsa de Comercio de Cordoba y la resena informativa correspondientes a Grupo Financiero Galicia S.A. por el periodo de nueve meses terminado el 30 de septiembre de 2004, presentado en forma comparativa con el periodo equivalente del ejercicio anterior, redactados en idioma castellano que se acompanan en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 17 de noviembre de 2004. La presente traduccion consta de 117 fojas utiles.

                      INFORME DE LA COMISION FISCALIZADORA

Senores Directores y Accionistas de
Grupo Financiero Galicia S.A.

     En nuestro caracter de Comision Fiscalizadora de Grupo Financiero Galicia S.A., hemos efectuado una revision limitada de los documentos detallados en el parrafo I. siguiente. Los documentos citados son responsabilidad del Directorio de la Sociedad.

I.   DOCUMENTOS OBJETO DE LA REVISION LIMITADA
     -----------------------------------------
     Hemos efectuado una revision limitada del Estado de Situacion Patrimonial de Grupo Financiero Galicia S.A. al 30 de septiembre de 2004, y de los correspondientes Estados de Resultados, de Evolucion del Patrimonio Neto y de Flujo de Efectivo por el periodo de nueve meses finalizado en dicha fecha, con sus Notas 1 a 17 y Anexos A, B, C, E, G y H, Resena Informativa, Informacion Adicional a las Notas a los Estados Contables requerida por el Articulo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires y Declaracion del Directorio Complementaria y Aclaratoria requerida por las Normas sobre Documentacion Contable del Reglamento de la Bolsa de Comercio de Cordoba, que los complementan. Ademas, hemos efectuado una revision limitada del Estado de Situacion Patrimonial Consolidado de Grupo Financiero Galicia S.A. al 30 de septiembre de 2004, asi como los Estados de Resultados y de Origen y Aplicacion de Fondos Consolidados por el periodo de nueve meses finalizado en dicha fecha, con sus Notas 1 a 22, que se presentan como informacion complementaria.

II.  ALCANCE DE LA REVISION LIMITADA
     -------------------------------
     Nuestro trabajo fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que la revision de los documentos detallados en el parrafo I. se efectue de acuerdo con las normas de auditoria vigentes de estados contables, en este caso de revision limitada correspondiente a periodos intermedios, e incluya la verificacion de la congruencia de los documentos revisados con la informacion sobre las decisiones societarias expuestas en actas, y la adecuacion de dichas decisiones a la ley y a los estatutos en lo relativo a sus aspectos formales y documentales.

     Para realizar nuestra tarea profesional sobre los documentos detallados en el parrafo I. hemos revisado el trabajo efectuado por los auditores externos, quienes emitieron su informe, de acuerdo con las normas de auditoria vigentes para la revision limitada de estados contables de periodos intermedios, en el dia de la fecha.

     Nuestra revision incluyo la verificacion de la planificacion del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la revision limitada efectuada por dichos profesionales. Una revision limitada consiste principalmente en aplicar procedimientos analiticos a la informacion contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de esta revision es sustancialmente menor al de una auditoria de estados contables, cuyo objetivo es la expresion de una opinion sobre los estados contables tomados en su conjunto. Por lo tanto, no se expresa tal opinion. Dado que no es responsabilidad de la Comision Fiscalizadora efectuar un control de gestion, la revision no se extendio a los criterios y decisiones empresarias de las diversas areas de la Sociedad, cuestiones que son responsabilidad exclusiva del Directorio.

     En relacion con la Resena Informativa, la Informacion Adicional a las Notas a los Estados Contables y la Declaracion del Directorio Complementaria y Aclaratoria, correspondientes al periodo de nueve meses finalizado el 30 de septiembre de 2004, hemos verificado que contienen la informacion requerida por la Normas de la Comision Nacional de Valores, el art. 68 del Reglamento de la Bolsa de Comercio de Buenos Aires y el art. 2 de las Normas sobre la Documentacion Contable del Reglamento de la Bolsa de Comercio de Cordoba, respectivamente, y en lo que es materia de nuestra competencia, que sus datos numericos concuerdan con los registros contables de la Sociedad y otra documentacion pertinente. Las previsiones y proyecciones sobre hechos futuros contenidos en la citada documentacion, son responsabilidad exclusiva del Directorio.

     Informamos ademas que, en cumplimiento del ejercicio de control de legalidad que nos compete, hemos aplicado durante el periodo los restantes procedimientos descriptos en el art. 294 de la Ley 19.550 que consideramos necesarios de acuerdo con las circunstancias.

III. ACLARACIONES PREVIAS
     --------------------
     Atento el contexto general originado en los profundos cambios producidos en la politica economica y cambiaria del pais a partir del mes de diciembre de 2001, esta Comision Fiscalizadora ha evaluado en informes anteriores situaciones que hubieran podido afectar el desarrollo normal de las actividades futuras de la Entidad y de sus sociedades controladas, su financiamiento y el resultado de sus operaciones. Dicha apreciacion era extensiva a la situacion del Banco de Galicia y Buenos Aires S. A. del cual la participacion de nuestra sociedad representa el 73,24 % del Activo y el 75,87 % del Patrimonio Neto. Las incertidumbres globales originadas por dichas situaciones, han quedado total o parcialmente superadas por hechos producidos durante el transcurso del periodo en consideracion, quedando limitadas a lo expresado en notas a los estados contables y en los puntos 3., 4. y 5. del informe de los auditores externos. Por otra parte, en sus notas, la Sociedad expone y evalua situaciones de activos y pasivos propios y/o de sociedades controladas, cuyos criterios de valuacion e imputacion empleados, son los establecidos por el Banco Central de la Republica Argentina, o basados en premisas de hechos futuros, los que difieren de las normas contables profesionales, situaciones que se reflejan en el informe de los auditores en el punto 6. En consecuencia los estados contables de la Entidad deben ser analizados a la luz de estas circunstancias.

IV.  CONCLUSION
     ----------
     En nuestra opinion, basados en la revision realizada con el alcance descripto en el parrafo II., los estados contables adjuntos han sido confeccionados de acuerdo con las normas contables profesionales vigentes en la Ciudad Autonoma de Buenos Aires y de la Comision Nacional de Valores, excepto por la aplicacion en sociedades directa e indirectamente controladas, de criterios de valuacion, exposicion y reconocimiento de resultados, expuestos en las Notas a los estados contables y estados contables consolidados, que difieren de las mismas. En consecuencia, la situacion patrimonial, los resultados de sus operaciones y las variaciones en el patrimonio neto expuestos responden a la aplicacion de dichas normas. Todos los hechos y circunstancias significativos que son de nuestro conocimiento han sido expuestos en los mismos. En cumplimiento del control de legalidad que nos compete, no tenemos objeciones que senalar.

     Con respecto a la Resena Informativa, la Informacion Adicional a las Notas a los Estados Contables y la Declaracion del Directorio Complementaria y Aclaratoria, correspondientes al periodo de nueve meses finalizado el 30 de septiembre de 2004, no tenemos observaciones que formular en materia de nuestra competencia, siendo las afirmaciones sobre hechos futuros responsabilidad exclusiva del Directorio de la Sociedad.

     Adicionalmente, informamos que los estados contables adjuntos surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes en la Republica Argentina.

Ciudad Autonoma de Buenos Aires, 08 de noviembre de 2004.
---------------------------------------------------------


                                                        Adolfo Hector Melian
                                                           Sindico Titular
                                                     Por Comision Fiscalizadora

TRADUCCION PUBLICA
Report of the Supervisory Syndics Committee
To the Directors and Shareholders of
Grupo Financiero Galicia S.A.

In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the documents detailed in point I. below. Such documents are the responsibility of the Board of Directors of the Company.

I.   DOCUMENTS EXAMINED
     ------------------
We have performed a limited review of the Statement of Financial Condition of Grupo Financiero Galicia S.A. as of September 30, 2004, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the period of nine months then ended, as well as Notes 1 to 17, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, as required by the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, which supplement them. Furthermore, we have performed a limited review of the Consolidated Statement of Financial Condition of Grupo Financiero Galicia S.A. as of September 30, 2004 and the Consolidated Income Statement and Consolidated Statement of Cash Flows for the period of nine months then ended, as well as Notes 1 to 22, which are presented as supplementary information.

II.  SCOPE OF THE LIMITED REVIEW
     ---------------------------
We carried out our work in accordance with standards applicable in Argentina to syndics. These standards require syndics to review the documents detailed in point I. observing auditing standards applicable to limited reviews of financial statements for interim periods, and verify the consistency of the documents examined with the information concerning corporate decisions, as disclosed in minutes, and evaluate the conformity of those decisions with the law and the by-laws insofar as concerns formal and documentary aspects.

For purposes of our professional work in relation to the documents detailed in point I., we reviewed the work performed by the external auditors, who issued their report in accordance with auditing standards applicable to limited reviews of financial statements for interim periods.

Our review included verifying the planning of the work, as well as the nature, scope and timing of the procedures applied and the results of the limited review performed by those professionals. A limited review mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for accounting and financial issues. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to issue an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion. It is not the responsibility of the Supervisory Syndics Committee to perform any control over the management, so our review did not cover the business decisions and criteria regarding the different areas of the Company, as such matters are the exclusive responsibility of the Board of Directors. In addition, we have verified that the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the period of nine months ended September 30, 2004, contain the information required under National Securities Commission regulations, Section 68 of the Buenos Aires Stock Exchange regulations and Section 2 of the Norms concerning Accounting Documentation of the Cordoba Stock Exchange Regulations, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

We also report that in performance of the legality control that is part of our field of competence, during this period we have applied all the other procedures described in Section 294 of Law 19550 which we deemed necessary according to the circumstances

III. PRELIMINARY EXPLANATIONS
     ------------------------
This Supervisory Syndics Committee has evaluated in previous reports situations that, given the general context generated by the profound changes occurred in Argentina's economic and exchange policy as from December 2001, may have affected the normal conduct of the future business activities of the Entity and its controlled entities, as well as their financing sources and results of operations. This also applied to the situation of Banco de Galicia y Buenos Aires S.A. in which the Company holds an equity investment representing 73.24% of its Assets and 75.87% of its Shareholders' Equity. The global uncertainty arising from those situations has been fully or partially resolved, being restricted to the statements made in notes to financial statements and in points 3, 4 and 5 of the external auditors' report. In notes to its financial statements, the Company discloses and evaluates its own assets and liabilities and/or those of its controlled companies, for the valuation and allocation of which it has applied the criteria established by the Argentine Central Bank, or based on premises on future events, which differ from professional accounting standards. Point 6 of the auditors' report makes reference to these situations. Consequently, the Bank's financial statements must be analyzed in the light of these circumstances.

IV.  CONCLUSION
     ----------
In our opinion, based on the review performed with the scope mentioned in point II., the accompanying financial statements have been prepared in accordance with professional accounting standards applicable in the Autonomous City of Buenos Aires and CNV regulations, except for the application of valuation, disclosure and revenue recognition criteria relating to directly and indirectly controlled entities, as disclosed in the notes to financial statements and consolidated financial statements, which differ from those standards. Therefore, the financial condition, results of operations and changes in shareholders' equity disclosed have been determined on the basis of the application of those standards. Those financial statements give consideration to all significant facts and circumstances which are known to us. We have no observations to make in performance of the legality control that is part of our field of competence.

As regards the Informative Review, the Information required in addition to the Notes to the Financial Statements and the Supplementary and Explanatory Statement by the Board of Directors for the period of nine months ended September 30, 2004, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Board of Directors of the Company.

Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal respects, in compliance with legal rules applicable in Argentina.-

Buenos Aires, November 8, 2004
------------------------------
(Signed) ADOLFO HECTOR MELIAN, Syndic, for the Supervisory Syndics Committee.

I, Silvia Cristina Bolzon, a Public Translator duly registered and sworn and licensed to issue translations from English to Spanish and vice versa in the City of Buenos Aires, hereby attest that the foregoing is a true and fair translation into English of the attached Report of the Supervisory Syndics Committee corresponding to Grupo Financiero Galicia S.A. for the period of nine months ended September 30, 2004, produced in Spanish, a copy of which I have had before me.

Given and signed in Buenos Aires, Argentina on November 17, 2004. This translation consists of 3 pages

Es traduccion fiel al ingles del Informe de la Comision Fiscalizadora correspondiente a Grupo Financiero Galicia S.A. por el periodo de nueve meses terminado el 30 de septiembre de 2004, redactado en idioma castellano cuya copia se acompana en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 17 de noviembre de 2004. La presente traduccion consta de 3 fojas utiles.

                              LIMITED REVIEW REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456, Piso 2(0)
Autonomous City of Buenos Aires

1. We have performed a limited review of the statements of financial condition of Grupo Financiero Galicia S.A. as of September 30, 2004, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the periods of nine months ended September 30, 2004 and 2003, as well as Notes 1 to 17, Schedules A, B, C, E, G and H, Informative Review, the Information required in addition to the Notes to Financial Statement by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, which supplement them. Furthermore, we have performed a limited review of the consolidated statements of financial condition of Grupo Financiero Galicia S.A. as of September 30, 2004, and the consolidated income statements and consolidated statements of cash flows for the periods of nine months ended September 30, 2004 and 2003, together with Notes 1 to 22, which are presented as supplementary information. The preparation and issuance of these financial statements are the responsibility of the Company.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly consists in applying analytical procedures to the accounting information and making inquiries of the staff responsible for the preparation of the information included in the financial statements and their subsequent analysis. These limited reviews are substantially less in scope than an audit examination, the objective of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial position, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial position, the consolidated results of its operations and consolidated cash flows.

3. Mentioned in Note 1 to the financial statements, as a result of the economic crisis affecting Argentina, the period under consideration and prior years have been affected by all measures adopted by the Government. The future development of the economic crisis could require the Government to modify some of the measures adopted or to issue new regulations. Furthermore, the estimates contained in these financial statements could vary as a result of future events. Therefore, the financial statements of the Company must be read in the light of these circumstances.

4. At the date of issue of these financial statements, uncertainty still persists which could affect significantly the Company's equity and results, in relation to (a) compliance by the Public Sector with its obligations towards Grupo Financiero Galicia S.A. subsidiaries and consequently to the recoverable value of those assets, which are recorded in its consolidated financial statements, at approximately $ 15,859,100 thousand and represented by rights, government securities, loans and participations in trusts; and (b) the final resolution on the part of the Public Authorities regarding the approval and delivery of the government securities and the granting of financial assistance to be received by Banco de Galicia y Buenos Aires S.A. for the compensation detailed in Note 1 to the financial statements, and regarding legal actions filed by depositors of that Entity, as well as deposits reimbursed in compliance with court resolutions and recorded in Intangible Assets by Banco de Galicia y Buenos Aires S.A., as a result of the conversion into pesos of deposits and other liabilities established by National Executive Branch Decree 214/02 and complementary rules, as described in Note 1 to the financial statements, and their impact on the recoverability of the assets accounted for and the enforcement value of related liabilities.

5. As mentioned in Note 1 to the financial statements, Banco Galicia Uruguay S.A., an entity controlled by Banco de Galicia y Buenos Aires S.A. has been intervened by the Central Bank of Uruguay. In addition, its controlled entity, Banco de Galicia (Cayman) Ltd. (In Provisional Liquidation) is subject to a provisional liquidation process. These processes, had not been concluded at the date of issue of these financial statements, so there is uncertainty as to the effects derived from the outcome of those processes on the assets and liabilities of those entities and on the assets and liabilities and financial position of Grupo Financiero Galicia S.A., including the recoverability of the restructured investment held by the Company in Banco Galicia Uruguay S.A.

6. Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following valuation and disclosure criteria established by Argentine Central Bank regulations. As mentioned in Note 3 to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the financial reporting requirements established by the control entity differ from CNV general regulations and professional accounting standards in force in the Autonomous City of Buenos Aires. Except for the cases indicated in that Note, the effect on the financial statements derived from the different valuation and disclosure criteria has not been considered at Grupo Financiero Galicia S.A.

7. The Company carries its accounting records and reports its net worth and financial position, results of operations, changes in shareholders equity and cash flows in Argentine currency, as required by existing legal rules.

     The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina, which may differ from the accounting principles generally accepted in jurisdictions other than Argentina, where those financial statements are to be used.

8. On February 5, 2004, we issued an audit report on Grupo Financiero Galicia S.A. financial statements and consolidated financial statements for the years ended December 31, 2003 and 2002 with an abstention of opinion in view of the uncertain circumstances indicated in paragraphs 3 to 5 of this report and other situations that have been remedied at the date hereof, as mentioned in Note 1 to the financial statements, which affected Banco de Galicia y Buenos Aires S.A. ability to continue with the normal course of its business, and related mainly to the conclusion of the restructuring and/or capitalization process involving its foreign currency denominated financial debts and debts with the BCRA, which enabled that Bank to reschedule the repayment terms thereof and the yield on its assets and liabilities and the recoverability of the private sector portfolio subject to restructuring at that date. That report also included certain departures from professional accounting standards because of the statement made in point 6. above. Our limited review report dated November 5, 2003 on the Company's financial statements as of September 30, 2003 included the observations and departures indicated above.

9. Based on the work done and our examination of the financial statements and consolidated financial statements of Grupo Financiero Galicia S.A. for the fiscal years ended December 31, 2003 and 2002, as mentioned in paragraph 8 hereof, we report that:

     a) the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements as of September 30, 2004 and 2003, which have been prepared in accordance with Argentine Central Bank rules and, except as mentioned in paragraph 6 above, with professional accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and we have no observations to make on them other than those indicated in paragraphs 4 and 5 above.

     b) The comparative information included in the basic and consolidated statement of financial condition and in complementary notes and schedules to the attached financial statements derives from the December 31, 2003 financial statements of Grupo Financiero Galicia S.A..

10.  As called for by the regulations in force, we report that:

     a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and are in compliance with the provisions of the Corporations Law and pertinent resolutions of the CNV.

     b) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements stem from accounting records kept in all formal respects as called for by prevailing legal rules, which maintain the same security and integrity conditions as those authorized by the CNV.

     c) We have read the Informative Review and the Information required in addition to the Notes to the Financial Statements by article 68 of the Buenos Aires Stock Exchange regulations, as well as the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules regarding accounting documentation of the Cordoba Stock Exchange regulations, and insofar as concerns our field of competence, we have no significant observations to make concerning them. The projections on future events stated in that documentation are the exclusive responsibility of the Company's Board of Directors.

     d) As of September 30, 2004, Grupo Financiero Galicia S.A.'s debt accrued towards the Integrated Pension and Survivors' Benefit System, according to the accounting records, amounted to $ 8,932.96, which were not yet due at that date.

Autonomous City of Buenos Aires, November 8, 2004

                                             PRICE WATERHOUSE & CO. S.R.L.



                                             __________________________(Partner)
                                               C.P.C.E.C.A.B.A. To. 1 Fo. 17
                                                 Dr. Santiago J. Mignone
                                                 Public Accountant (U.B.A.)
                                              C.P.C.E. C.A.B.A. To. 233 Fo. 237

TRADUCCION PUBLICA
Informe de Revision Limitada
Senores Presidente y Directores de
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 -- Piso 2(0)
Ciudad Autonoma de Buenos Aires

1. Hemos efectuado una revision limitada del estado de situacion patrimonial de Grupo Financiero Galicia S.A. al 30 de septiembre de 2004, y de los correspondientes estados de resultados, de evolucion del patrimonio neto y de flujo de efectivo por los periodos de nueve meses finalizados el 30 de septiembre de 2004 y 2003, con sus Notas 1 a 17 y Anexos A, B, C, E, G y H, Resena Informativa, Informacion Adicional a las Notas a los Estados Contables requerida por el Articulo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires y Declaracion del Directorio Complementaria y Aclaratoria requerida por las Normas sobre Documentacion Contable del Reglamento de la Bolsa de Comercio de Cordoba, que los complementan. Ademas, hemos efectuado una revision limitada del estado de situacion patrimonial consolidado de Grupo Financiero Galicia S.A. al 30 de septiembre de 2004, y de los estados de resultados consolidados y de origen y aplicacion de fondos consolidados por los periodos de nueve meses finalizados el 30 de septiembre de 2004 y 2003, con sus Notas 1 a 22, que se presentan como informacion complementaria. La preparacion y emision de los mencionados estados contables es responsabilidad de la Sociedad.

2. Nuestra revision se limito a la aplicacion de los procedimientos establecidos en la Resolucion Tecnica N(degree) 7 de la Federacion Argentina de Consejos Profesionales de Ciencias Economicas para revisiones limitadas de estados contables de periodos intermedios que consisten, principalmente, en la aplicacion de procedimientos analiticos sobre las cifras incluidas en los estados contables y en la realizacion de indagaciones al personal de la Sociedad responsable de la preparacion de la informacion incluida en los estados contables y su posterior analisis. El alcance de estas revisiones es sustancialmente inferior al de un examen de auditoria, cuyo objetivo es expresar una opinion sobre los estados contables bajo examen. Consecuentemente, no expresamos opinion sobre la situacion patrimonial, los resultados de las operaciones, las variaciones en el patrimonio neto y los flujos de efectivo de la Sociedad, ni sobre la situacion patrimonial consolidada, los resultados consolidados de las operaciones y los origenes y aplicaciones de fondos consolidados.

3. Tal como se detalla en Nota 1 a los estados contables, como consecuencia de la crisis economica que afecto al pais, el periodo en consideracion y ejercicios anteriores se vieron afectados por un conjunto de medidas adoptadas por el Gobierno Nacional. La evolucion futura de la crisis economica podria requerir que el Gobierno Nacional modifique alguna medida adoptada o emita regulaciones adicionales. Adicionalmente, las estimaciones contenidas en los presentes estados contables podrian verse modificadas como consecuencia de hechos futuros. En consecuencia, los estados contables de la Sociedad deben ser leidos a la luz de estas circunstancias.

4. A la fecha de emision de los presentes estados contables persisten ciertas incertidumbres, que podrian afectar significativamente el patrimonio y los resultados de la Sociedad, relacionadas con (a) el cumplimiento por parte del Sector Publico de sus obligaciones con las sociedades controladas por Grupo Financiero Galicia S.A. y consecuentemente con el valor recuperable de dichos activos, los cuales se encuentran registrados, en sus estados contables consolidados, por aproximadamente miles de $ 15.859.100 a traves de derechos, titulos publicos, prestamos y participaciones en fideicomisos, y (b) la resolucion final por parte de las Autoridades Publicas en relacion con la aprobacion y liquidacion de los titulos publicos y adelantos financieros, a ser recibidos por Banco de Galicia y Buenos Aires S.A., relacionados con las compensaciones detalladas en la Nota 1 a los estados contables, y con los reclamos judiciales provenientes de los depositantes de dicha Entidad, asi como las resoluciones judiciales abonadas y registradas por Banco de Galicia y Buenos Aires S.A. en el rubro Bienes Intangibles, como consecuencia de la transformacion a pesos de los depositos y otros pasivos dispuesta por el Decreto N(degree) 214/02 y complementarios del Poder Ejecutivo Nacional, descripto en Nota 1 a los estados contables, y sus consecuencias sobre la recuperabilidad del activo contabilizado y el valor de exigibilidad de los pasivos relacionados.

5. Tal como se menciona en Nota 1 a los estados contables, Banco Galicia Uruguay S.A., controlada por Banco de Galicia y Buenos Aires S.A., se encuentra intervenida por el Banco Central del Uruguay. Adicionalmente, su controlada Banco de Galicia (Cayman) Limited (En Liquidacion Provisional) se encuentra dentro de un proceso de liquidacion provisional. Dichos procesos no han finalizado a la fecha de emision de los presentes estados contables, por lo que existe incertidumbre acerca de los efectos derivados de la conclusion de los mismos sobre la situacion patrimonial de dichas sociedades y sobre la situacion patrimonial y financiera de Grupo Financiero Galicia S.A., incluyendo la recuperabilidad de la inversion reestructurada de la Sociedad en Banco Galicia Uruguay S.A.

6. Banco de Galicia y Buenos Aires S.A. ha preparado sus estados contables aplicando los criterios de valuacion y exposicion establecidos por las normas del Banco Central de la Republica Argentina. Tal como se menciona en Nota 3 a los estados contables consolidados, los mencionados criterios de valuacion para ciertos activos y pasivos y las normas de presentacion de estados contables establecidas por el ente de contralor difieren de las normas establecidas con caracter general por la Comision Nacional de Valores y las normas contables profesionales vigentes en la Ciudad Autonoma de Buenos Aires. Excepto en los casos expresamente indicados en dicha nota, el efecto sobre los estados contables emergente de los diferentes criterios de valuacion y exposicion no ha sido considerado en Grupo Financiero Galicia S.A.

7. La Entidad mantiene sus registros contables e informa su situacion patrimonial y financiera, resultados de operaciones, variaciones en el patrimonio neto y origen y aplicacion de fondos en moneda argentina, de acuerdo con normas legales vigentes.
     Los estados contables adjuntos se presentan en base a principios contables generalmente aceptados en la Republica Argentina, los cuales pueden diferir de los principios contables generalmente aceptados en otras jurisdicciones que no sean la Republica Argentina, en las cuales se requiere utilizar dichos estados contables.

8. Con fecha 5 de febrero de 2004 emitimos un informe de auditoria sobre los estados contables de Grupo Financiero Galicia S.A. y sus estados contables consolidados correspondientes a los ejercicios finalizados el 31 de diciembre de 2003 y 2002 con abstencion de opinion basada en las incertidumbres indicadas en los puntos 3. a 5. del presente informe y otras que han sido resueltas a la fecha de este informe, tal como se menciona en Nota 1 a los estados contables, relacionadas con las circunstancias de incertidumbre que afectaban la capacidad de Banco de Galicia y Buenos Aires S.A. para continuar con el curso normal de sus negocios, vinculadas, principalmente, con la finalizacion del proceso de reestructuracion y/o capitalizacion de sus obligaciones financieras en moneda extranjera y sus obligaciones con el Banco Central de la Republica Argentina, que le permitieran a la mencionada Entidad adecuar los plazos y rendimientos de sus activos y pasivos y la recuperabilidad de su cartera del sector privado en proceso de reestructuracion a esa fecha. Adicionalmente, dicho informe incluia ciertos desvios a las normas contables profesionales por lo expresado en el punto 6. precedente. Asimismo, nuestro informe de revision limitada, de fecha 5 de noviembre de 2003, sobre los estados contables de la Sociedad al 30 de septiembre de 2003, incluia las observaciones y desvios indicados precedentemente.

9. En base a la labor realizada y a nuestro examen de los estados contables de Grupo Financiero Galicia S.A. y de sus estados contables consolidados por los ejercicios finalizados el 31 de diciembre de 2003 y 2002, el cual se refiere en el punto 8. del presente informe, informamos que:

     a) Los estados contables de Grupo Financiero Galicia S.A. al 30 de septiembre de 2004 y 2003 y sus estados contables consolidados a esas fechas preparados de acuerdo con las normas del Banco Central de la Republica Argentina, y a excepcion de lo mencionado en el punto 6. precedente, con normas contables vigentes en la Ciudad Autonoma de Buenos Aires, consideran todos los hechos y circunstancias significativos que son de nuestro conocimiento y que, en relacion con los mismos, no tenemos otras observaciones que formular que las indicadas en los puntos 4. y 5. precedentes.

     b) La informacion comparativa incluida en el estado de situacion patrimonial basico y consolidado y en las notas y anexos complementarios en los estados contables adjuntos se deriva de los estados contables de Grupo Financiero Galicia S.A. al 31 de diciembre de 2003.

10.  En cumplimiento de disposiciones vigentes, informamos que:

     a) Los estados contables de Grupo Financiero Galicia S.A. y sus estados consolidados se encuentran asentados en el libro de "Inventarios y Balance" y cumplen con lo dispuesto en la Ley de Sociedades Comerciales y en las resoluciones pertinentes de la Comision Nacional de Valores.

     b) Los estados contables de Grupo Financiero Galicia S.A. y sus estados consolidados surgen de registros contables llevados en sus aspectos formales de conformidad con normas legales que mantienen las condiciones de seguridad e integridad en base a las cuales fueron autorizados por la Comision Nacional de Valores.

     c) Hemos leido la Resena Informativa, la Informacion Adicional a las Notas a los Estados Contables requeridas por el Articulo 68 del Reglamento de la Bolsa de Comercio de Buenos Aires y la Declaracion del Directorio Complementaria y Aclaratoria requerida por las Normas sobre Documentacion Contable del Reglamento de la Bolsa de Comercio de Cordoba, sobre las cuales, en lo que es materia de nuestra competencia, no tenemos observaciones significativas que formular. Las proyecciones sobre hechos futuros contenidas en dicha informacion son responsabilidad exclusiva del Directorio de la Sociedad.

     d) Al 30 de septiembre de 2004, la deuda de Grupo Financiero Galicia S.A. devengada a favor del Sistema Integrado de Jubilaciones y Pensiones, que surge de los registros contables, ascendia a $ 8.932,96, no siendo exigible a esa fecha.

Ciudad Autonoma de Buenos Aires, 8 de noviembre de 2004.
PRICE WATERHOUSE & CO. S.R.L.
(Firmado)      (Socio)
C.P.C.E.C.A.B.A. T(degree) 1 F(degree) 17
Dr. Santiago J. Mignone
Contador Publico (U.B.A.)
C.P.C.E.C.A.B.A.
Tomo 233 - Folio 237

Certifico que la presente es traduccion fiel al castellano del informe de revision limitada correspondiente a Grupo Financiero Galicia S.A. por los periodos de nueve meses finalizados el 30 de septiembre de 2004 y 2003, redactado en idioma ingles que se acompana en primer termino y que he tenido a la vista, de lo cual doy fe en Buenos Aires el dia 17 de noviembre de 2004. La presente traduccion consta de 4 fojas utiles.